EXHIBIT 99.1

[          ], 2013

Dear Harvard Bioscience, Inc. Stockholder:

I am pleased to inform you that on [          ], 2013, the Board of Directors of Harvard Bioscience, Inc. (“Harvard Bioscience”) approved the distribution of all of the shares of common stock of Harvard Apparatus Regenerative Technology, Inc. (“HART”), a wholly owned subsidiary of Harvard Bioscience, to Harvard Bioscience stockholders. HART holds all of the assets and liabilities associated with Harvard Bioscience’s regenerative medicine business.

This distribution will be made pursuant to a plan preliminarily approved by our Board of Directors on April 30, 2013, and finally approved on [          ], 2013, to separate Harvard Bioscience into two independent companies — one for Harvard Bioscience’s core life science research tools business, or LSRT, and HART for its regenerative medicine business. Upon the distribution of HART shares, Harvard Bioscience stockholders will own 100% of the common stock of HART. Harvard Bioscience’s Board of Directors believes that the separation of LSRT and the regenerative medicine business into distinct entities with separate ownership and management is the best way to unlock the full value of these businesses for the benefit of Harvard Bioscience, our stockholders and each of the businesses.

The distribution of HART common stock will occur on [          ], 2013 by way of a pro rata dividend to Harvard Bioscience stockholders. Each Harvard Bioscience stockholder will be entitled to receive one share of HART common stock for every [    ] shares of Harvard Bioscience common stock held by such stockholder at the close of business on [          ], 2013, the Record Date for the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of HART common stock will be issued. If you would otherwise have been entitled to a fractional share of HART common stock in the distribution, you will receive the net cash value of such fractional share instead.

Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect. However, any cash that you receive in lieu of fractional shares generally will be taxable to you. The private letter and supplemental rulings that Harvard Bioscience received are conditions to completing the separation that Harvard Bioscience. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws. The separation is also subject to other conditions, including necessary regulatory approvals.

Stockholder approval of the distribution is not required, and you are not required to take any action to receive your HART common stock.

Following the distribution, you will own shares in both Harvard Bioscience and HART. We have applied to have the common stock of HART listed on the NASDAQ Capital Market under the symbol “HART.” Harvard Bioscience’s common stock will continue to trade on the NASDAQ Capital Market under the symbol “HBIO.”

The enclosed information statement, which is being mailed to all Harvard Bioscience stockholders, describes the distribution in detail and contains important information about HART. We urge you to read the information statement carefully.

I want to thank you for your continued support of Harvard Bioscience and we look forward to your support of HART in the future.

Sincerely,

[          ]
Chief Executive Officer

[          ], 2013

Dear Harvard Apparatus Regenerative Technology, Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Harvard Apparatus Regenerative Technology, Inc., or HART. We are a Delaware corporation that is a clinical stage regenerative medicine company developing life-saving medical products. As an independent, publicly traded company, we believe we can more effectively focus on our key strategic objectives and maximize long-term value to you as a stockholder.

We have applied to have our common stock listed on the NASDAQ Capital Market under the symbol “HART” in connection with the distribution of our company’s common stock by Harvard Bioscience.

We invite you to learn more about HART by reviewing the enclosed information statement. We look forward to your continued support of our business as a holder of HART common stock.

Sincerely,

David Green
Chairman and Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement
(Subject to Completion, Dated July 31, 2013)

Information Statement

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.

This information statement is being furnished in connection with the distribution by Harvard Bioscience, Inc. (“Harvard Bioscience”) to its stockholders (the “Distribution”) of all of its shares of common stock of Harvard Apparatus Regenerative Technology, Inc. (“HART,” “our,” “us” or “we”), a wholly owned subsidiary of Harvard Bioscience that holds the assets and liabilities associated with Harvard Bioscience’s regenerative medicine business. To implement the distribution, Harvard Bioscience will distribute all of its shares of HART common stock on a pro rata basis to the holders of Harvard Bioscience common stock. Each of you, as a holder of Harvard Bioscience common stock, will receive one share of HART common stock for every [    ] shares of Harvard Bioscience common stock that you held at the close of business on           , 2013, the Record Date for the distribution. Harvard Bioscience will not distribute any fractional shares of our common stock. Instead the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution will be effective as of [    ]. Immediately after the distribution is completed, HART will be an independent public company.

No vote of Harvard Bioscience stockholders is required in connection with this distribution. We are not asking you for a proxy and you are requested not to send us a proxy. Harvard Bioscience stockholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Harvard Bioscience common stock or take any other action in connection with the distribution.

All of the outstanding shares of our common stock are currently owned by Harvard Bioscience. Accordingly, there currently is no public trading market for our common stock. We have filed an application to list our common stock under the ticker symbol “HART” on the NASDAQ Capital Market. Assuming that our common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the Record Date for the distribution and will continue up to and including through the date of the Distribution (“Distribution Date”), and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the Distribution Date.

We are an “emerging growth company” as defined under federal securities law and are subject to reduced public company disclosure. For implications of being an “emerging growth company,” please see “Implications of Being a Public Company” beginning on page 6 of this information statement.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Harvard Apparatus Regenerative Technology, Inc., or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is           , 2013.

This information statement was first mailed to Harvard Bioscience stockholders on or about           , 2013.

i

SUMMARY

This summary highlights selected information from this information statement relating to Harvard Apparatus Regenerative Technology, Inc., our separation from Harvard Bioscience and the Distribution of our common stock by Harvard Bioscience to its stockholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the financial statements of the HART business of Harvard Bioscience, which is primarily comprised of the assets and liabilities used in managing and operating the regenerative medicine business of Harvard Bioscience, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “HART,” “we,” “us,” “our” and “our company” refer to Harvard Apparatus Regenerative Technology, Inc. and “Harvard Bioscience” refers to Harvard Bioscience, Inc. and its consolidated subsidiaries (other than HART).

Business Overview

We are a clinical stage regenerative medicine company developing life-saving medical products.

Our first product, the InBreathTM Airway Transplant System, is intended to be used to restore the structure and/or function of a severely damaged airway. The InBreath System is comprised of a porous plastic scaffold made in the size and shape of the natural trachea, bronchus or tracheobronchial tree and a rotating bioreactor used to seed the patient’s own bone marrow cells onto the scaffold prior to implant.

We believe the InBreath System is the first to enable the application of regenerative medicine techniques to the production and transplant of complex, three-dimensional human organs like the trachea. Our bioreactor technology has been used in eight successful human airway transplant surgeries, including in 2008 with what we believe to be the world’s first transplant of a regenerated airway. In addition, we believe the second surgery using our bioreactor technology, as performed in 2011, was the world’s first transplant of a regenerated airway using a synthetic scaffold. The patients who received these two airway transplants are alive at more than five years and more than two years, respectively, following their surgeries, and each of these surgeries was published in The Lancet, one of the world’s most respected peer-reviewed medical journals. The seventh airway transplant surgery took place in April 2013 at Children’s Hospital of Illinois in Peoria with FDA approval under an investigator-led Investigational New Drug application, or IND. This surgery included the first use of the InBreath System in a trachea transplant in the U.S. and the first use of our products in a child, as well as the first transplant using a synthetic scaffold we manufactured. An eighth surgery was performed in July 2013. The eight human airway transplants to date have been led by Professor Paolo Macchiarini, a world-renowned thoracic surgeon of the Karolinska Institutet, one of Europe’s leading research hospitals.

Our products are currently in development and have not yet received regulatory approval for sale anywhere in the world.

We believe our technology could enable surgeons to cure nearly all primary trachea cancers. Our products address the critical challenges to trachea transplant: the shortage of suitable donor tracheas and the risk and expense of lifelong anti-rejection drug therapy. Because the scaffolds are synthetic, our technology will eliminate the need to wait for suitable donor tracheas. Our technology also obviates the need for anti-rejection drug therapy because the surgeon uses the patient’s own bone marrow cells to seed the scaffold. In addition, patients with trachea cancer treated using our products have not required either chemotherapy or radiation therapy after the transplant, thus potentially eliminating the significant side effects and expense of such therapies. Because these substantial costs and risks can be reduced or even eliminated with our technology, we believe our products can both help save lives and reduce overall healthcare costs. None of the surgeries using our products have involved human embryonic stem cells and we do not currently expect surgeons to use such cells with our products.

We intend to apply to the FDA for a Biologics License Application approval to market the InBreath System in the U.S. The initial indication for which we will seek FDA approval will be to repair the airway of a patient whose natural trachea has been surgically removed due to trachea cancer or other source of severe damage to the trachea. Because the number of patients treatable in the U.S. each year is well under 200,000 we expect to receive orphan drug designation from the FDA. Orphan drug designation would provide market exclusivity in the U.S. for seven years. This exclusivity is in addition to any exclusivity we may obtain due to our patents. In addition, orphan designation waives the BLA application fee of $672,000.00.

Based on advice from several regulatory consultants with considerable experience of the BLA pathway we expect to receive FDA approval to market the InBreath System in the U.S. by the end of 2017. It is possible we will be able to market the InBreath System in the EU before we can market it in the U.S. In making these estimates we note, for example, that both the orphan drug pathway and ‘Fast track’ review with accelerated review times are available for products intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs for such a condition. We believe that both of these criteria apply to the InBreath System. We may also qualify for “breakthrough” status at the FDA as the InBreath System may be a substantial improvement vs. standard of care for trachea cancer patients as the current survival rate for trachea cancer is very low. The rules for what qualifies as “breakthrough” are not yet well established. These assumptions are further discussed under the section called risk factors.

In June 2012 we began a clinical trial of trachea transplants for patients with either trachea cancer or trachea damage in Russia. The first two patients have already been treated and have both passed the one year survival point. We expect at least three more patients to be treated in the Russian clinical trial during 2013. The Russian clinical trial is funded by a $5 million grant from the Russian government to the Krasnodar Regional Hospital, one of Russia’s leading transplant centers. In addition, the EU has approved a separate $5 million grant with Dr. Macchiarini as principal investigator to fund two clinical trials in trachea transplant using our products. We expect these two EU trials to begin in 2014. We intend to combine the Russian and EU clinical data with U.S. clinical data in a single clinical trial to support the approval to market the InBreath System in the U.S. and overseas.

In addition to the trachea, we believe that our products are applicable to the regeneration of other organs. Our collaborators are working on regenerating the lungs, gastrointestinal tract, heart valves and heart using our products. For instance, a collaborator of ours, Dr. Harald Ott of Massachusetts General Hospital, has succeeded in using one of our solid organ bioreactors to regenerate and transplant a whole lung in a rat. Another collaborator of ours, Dr. Robert Simari of the Mayo Clinic, is using one of our bioreactors in his research on the potential regeneration and transplant of human heart valves. We collaborate with several other groups of researchers who are working on regenerating these and other organs.

Market Opportunity

Current treatments for trachea cancer, such as radiation therapy, chemotherapy and surgery have poor outcomes, resulting in median survival of only 10 months and a five-year survival rate of only 15%. Trachea cancer is one of the most fatal of all cancers with 5-year survival rates far below those of breast cancer, prostate cancer or colon cancer. Based on data published in medical journals, we estimate that there are approximately 2,400 trachea or bronchus cancer patients per year worldwide. In addition to trachea cancer, certain types of trachea damage can be treated by transplanting a trachea. In particular, patients may receive a tracheotomy, or surgically created hole in their throat, to allow them to breathe. When the tracheotomies are in place for more than a few days, patients are at an increased risk of dying from pneumonia caused by aspiration of foreign material into the lungs. We estimate that there are approximately 3,900 patients per year worldwide with long-term tracheotomies at risk of death from aspiration pneumonia. In addition, there are approximately 250 patients in the developed world who are born without a trachea, a condition called tracheal agenesis, who may be treatable with a trachea transplant.

Combining patients with trachea and bronchus cancer, trachea trauma and tracheal agenesis, we estimate the total addressable patient population for trachea transplants using the InBreath System is approximately 6,500 per year. While these estimates capture the number of new patients annually that are candidates for transplants using the InBreath System, they exclude what we believe to be a large pool of existing potential patients.

Additionally, we believe that our technology can also be used to address the lung, gastrointestinal tract, heart valve and heart transplant markets. We believe that these markets collectively contain millions of potential patients with life-threatening and expensive conditions, and suffer from a lack of suitable donor organs, in addition to considerable logistical and other expenses in procuring organs.

Strategy

Our objective is to be the leading regenerative medicine company. We intend to do this by focusing on helping to save human lives by enabling the transplant of regenerated organs. Our business strategy to accomplish this objective includes:

•	Target life-threatening medical conditions. Because we address life-threatening conditions, we believe it is easier to get patient informed consent for treatment, hospital ethics committee or Institutional Review Board approval and government regulatory authority approval as the patients often have poor or no treatment alternatives.
•	Develop products that have a relatively short time to market. The number of patients with trachea cancer is relatively small and median survival is only 10 months. Thus, we expect the size, length and expense of our trachea transplant trial will be low compared to clinical trials in larger indications with longer survival periods.
•	Use trachea transplant as a platform to address other organs. We believe our experience in developing proprietary scaffolds and bioreactors for trachea transplant gives us substantial expertise and intellectual property for developing products addressing diseases impacting other organs like the lungs, gastrointestinal tract, heart valves and heart.
•	Supply the complete bioreactor and scaffold system. Our technology includes the bioreactor and scaffold which are used by the surgeon to create the synthetic organ. We believe there is considerable value in supplying the complete bioreactor and scaffold system.
•	Collaborate with leading surgeons and institutions. We have and will continue to collaborate with leading surgeons and institutions such as Professor Macchiarini of the Karolinska Institutet, Dr. Harald Ott of Massachusetts General Hospital, and Dr. Robert Simari of the Mayo Clinic. We believe the use of our products by leading surgeons and institutions will increase the likelihood of broad adoption of our products.

Products

InBreath System

The InBreath Airway Transplant System consists of two key components: a scaffold and a bioreactor.

InBreath Scaffolds

The InBreath Scaffold has a physical shape and strength similar to the natural trachea and bronchi. This allows it to resist the forces of compression caused by the muscles, skin, bones and other organs of the neck that surround the trachea and also to resist collapse due to the partial vacuum caused by breathing air into the lungs through the trachea. In addition, the scaffold is porous which allows cells to penetrate the scaffold during the seeding process prior to implant and also allows blood vessels from the body to grow into the scaffold once it is in the body. The scaffold used for the first regenerated trachea transplant in 2008 was a donated human trachea with its cells removed before being seeded with bone marrow cells taken from the patient. All subsequent trachea transplants using our products have utilized synthetic scaffolds. Because the synthetic scaffolds are manufactured, they can be made to the exact dimensions of the patient and in large quantities. The synthetic scaffolds used in surgeries prior to 2013 have been made by third parties. In order to improve the scaffolds, we have collaborated with Professor Macchiarini and others to develop our own scaffold product, and we manufactured the scaffold used in the most recent surgeries in April and July of 2013. Our scaffolds can be made from a variety of plastic polymers but are typically made from polyethylene terephthalate, or PET, which is the same polymer used in the well-known brand of implantable materials known by the trade name Dacron. PET has a long history of safe use in long-term human implants. We intend to continue providing our proprietary scaffolds to surgeons for use in future transplants. We believe that our scaffolds are superior in quality compared to those used in surgeries prior to 2013.

InBreath Bioreactors

Our InBreath Bioreactor is a device that can be used by a surgeon to seed cells onto our scaffold. The InBreath Bioreactor enables the surgeon to:

•	seed the patient’s cells on the scaffold under sterile conditions;
•	automatically rotate the scaffold to allow good cell distribution into the pores of the scaffold; and
•	remotely monitor the scaffold during the course of the two to three days incubation period before the transplant.

Our InBreath Bioreactor has several novel features such as allowing for separate cell seeding conditions on the inside and outside of the scaffold and for pumping cell culture media through the inside of the scaffold without the need for an external pump and tubes. We believe our InBreath bioreactor is the world’s first bioreactor that has been used to perform a human transplant of a regenerated organ.

Solid Organ Bioreactors

A solid organ bioreactor shares many of the features of the InBreath bioreactor such as the ability to seed cells on an organ scaffold. However, for solid organs like the heart and lungs, the bioreactor must also supply pulsatile blood flow and ventilation to mimic the natural action of the heart and lungs. In addition, the physiology of the heart and lungs is considerably more complex than that of the trachea and so the measuring, monitoring and control equipment needed is considerably more advanced. During the first half of 2010, one of our physician collaborators, Dr. Harald Ott at Massachusetts General Hospital, succeeded in regenerating a lung that was subsequently transplanted into the body of a rat. In collaboration with Dr. Ott and Massachusetts General Hospital, we designed and developed a novel bioreactor that was used to grow the rat lung used in this procedure. We also make similar bioreactors that are used by researchers working on regenerating human lungs, human hearts, human heart valves and part of the human intestinal tract.

Relationship with Harvard Bioscience

We are a wholly-owned subsidiary of Harvard Bioscience. We were incorporated by Harvard Bioscience to provide a means for separating its regenerative medicine business from its other businesses. Harvard Bioscience has been designing and manufacturing devices for life science researchers for over 100 years. Harvard Bioscience first explored the regenerative medicine market in 2007 and began focusing on providing devices to scientists involved in regenerative medicine research in 2008. Since early 2009, Harvard Bioscience’s regenerative medicine business initiative operated as a division of Harvard Bioscience. Harvard Bioscience decided to separate its regenerative medicine business into our company, a separate corporate entity and then to spin off its interest in our business to its stockholders. Prior to the distribution of shares of our common stock to the Harvard Bioscience stockholders, or the Distribution, Harvard Bioscience will contribute the assets of its regenerative medicine business, and approximately $15 million in cash, to our company to fund our operations following the Distribution. Following the Distribution, Harvard Bioscience will no longer be a stockholder of our common stock and will no longer control our operations. Harvard Bioscience has the right to terminate its plans to complete the Distribution if, at any time, Harvard Bioscience’s Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. Consequently, we cannot assure you as to when or whether the Distribution will occur. We had no material assets or activities as a separate corporate entity until the contribution to us by Harvard Bioscience of the regenerative medicine assets and business.

The Distribution is also subject to several conditions that must be satisfied (or waived by Harvard Bioscience in its sole discretion), including, among others:

•	the private letter ruling and a supplemental private letter ruling received from the IRS as provided in more detail below to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect, and Harvard Bioscience’s receipt of an opinion from Burns & Levinson LLP, counsel to Harvard Bioscience, to the effect that the spin-off will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code;

•	that all actions and filings necessary or appropriate under applicable securities laws in connection with the Distribution will have been taken or made, and, where applicable, become effective or been accepted by the applicable governmental authority;
•	the approval for listing on the NASDAQ Capital Market of the shares of our common stock to be distributed to the Harvard Bioscience stockholders in the Distribution;
•	that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the related transactions are in effect; and
•	that no other events or developments have occurred that, in the judgment of the Harvard Bioscience Board of Directors, would result in the Distribution not being in the best interest of Harvard Bioscience or its stockholders.

Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect.

Risks Relating to Our Business

An investment in our common stock involves a high degree of risk. Please read the information in the section captioned “Risk Factors” for a more thorough description of these risks. If any of these risks actually occurs, our business financial condition and results of operations would likely be negatively affected. In such case, the trading price of our common stock would likely decline, and you may lose part, or all, of your investment. Below is a summary of some of the principal risks we believe we face:

•	We may be unsuccessful in obtaining on a timely basis or at all, the regulatory clearances and approvals needed to commercially market and distribute our products due to adverse outcomes of clinical trials and other reasons.
•	We may be unsuccessful in launching products or expanding product offerings in the field of regenerative medicine.
•	Our medical collaborators may fail in their efforts at researching and developing safe and effective regenerative medical protocols and therapies.
•	Our success will depend partly on our ability to operate without infringing on, or misappropriating, the intellectual property or confidentiality rights of others.
•	The regenerative medicine market may not expand, or may not expand in the areas targeted by our products.
•	Future regulatory changes may affect our business.
•	If we are unable to effectively protect our intellectual property, third parties may use our technology, which would impair our ability to compete in our markets.
•	Substantial sales of our common stock may occur following the Distribution, which could cause our stock price to decline.
•	We are currently experiencing operating losses because we have no revenues to offset our operating costs.
•	We expect to need to raise additional capital to fund our activities until we generate positive cash flows and may not be able to obtain such capital on favorable terms or at all.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	reduced disclosure about our executive compensation arrangements;
•	no non-binding advisory votes required on executive compensation or golden parachute arrangements; and
•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of the effectiveness of the Registration Statement on Form 10 of which this information statement is a part; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this information statement. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The Separation

Overview

On April 30, 2013, the Board of Directors of Harvard Bioscience preliminarily approved a plan to separate Harvard Bioscience into two independent companies (the “Separation”) — one for Harvard Bioscience’s core life science research tools business, or LSRT, and HART for its regenerative medicine business.

In connection with the Separation and prior to the Distribution, we will have entered into a Separation and Distribution Agreement, Intellectual Property Matters Agreement, Product Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement, and Sublicense Agreement with Harvard Bioscience to effect the Separation and Distribution and provide a framework for our relationship with Harvard Bioscience after the Separation. These agreements will govern the relationships among us and Harvard Bioscience subsequent to the completion of the Separation plan and provide for the allocation among us and Harvard Bioscience of Harvard Bioscience’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the Separation.

The announcement of the proposed Separation plan indicated that the Harvard Bioscience Board of Directors believes that the Separation is the best way to unlock the full value of Harvard Bioscience’s businesses, which the Harvard Bioscience Board of Directors does not believe has been fully recognized by the investment community while the businesses have been operating together. Harvard Bioscience believes that the Separation should not only enhance each company’s strength, but will also improve each company’s strategic, operational and financial flexibility.

The Harvard Bioscience Board of Directors expects to receive an opinion from Duff & Phelps prior to the Distribution to the effect that HART and Harvard Bioscience each will be solvent, adequately capitalized immediately after the Distribution and able to pay its liabilities as they become absolute and mature, and that Harvard Bioscience has sufficient surplus under Delaware law to declare the dividend of HART common stock.

The Distribution as described in this information statement is subject to the satisfaction or waiver of certain conditions. See “THE SEPARATION — Conditions to the Distribution,” beginning on page 14 of this information statement.

Corporate Information

We were incorporated under the laws of the State of Delaware on May 3, 2012. Our principal executive offices are located at 84 October Hill Road, Holliston, Massachusetts. Our telephone number is (508) 893-8999. We maintain a web site at www.harvardapparatusregen.com. The reference to our web site is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our web site is not a part of this information statement.

The name “Harvard Apparatus” is used under a license agreement between Harvard Bioscience and Harvard University. Harvard Bioscience has granted us a sublicense under this license agreement with respect to the name “Harvard Apparatus” for use in the name Harvard Apparatus Regenerative Technology. We have filed a trademark application with respect to the InBreath trademark. With respect to certain trademarks used in this information statement, “DACRON” is owned by Invista North America S.A.R.L., “Apligraf” is owned by Novartis AG, and “Dermagraft” is owned by Advanced Biohealing, Inc. Other names used herein are for informational purposes only and may be trademarks of their respective owners.

Questions and Answers about HART and the Separation

What is HART and why is Harvard Bioscience separating HART’s business and distributing HART’s stock?
Harvard Apparatus Regenerative Technology, Inc., or HART, is a wholly owned subsidiary of Harvard Bioscience, and was formed to provide a means for separating Harvard Bioscience’s regenerative medicine business from its other businesses. The separation of HART from Harvard Bioscience, or the Separation, and the distribution of HART common stock, or the Distribution, are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective performance of each business for the reasons discussed in the sections entitled “THE SEPARATION — Reasons for the Separation” beginning on page 38 of this information statement.
Why am I receiving this document?
Harvard Bioscience is delivering this document to you because you are a holder of Harvard Bioscience common stock. If you are a holder of Harvard Bioscience common stock as of the close of business on [ ], 2013, you are entitled to receive one share of HART common stock for every [ ] shares of Harvard Bioscience common stock that you held at the close of business on such date. This document will help you understand how the Separation and Distribution will affect your investment in Harvard Bioscience and your investment in HART after the Separation.
Why is the Separation of HART structured as a distribution?
Harvard Bioscience believes that a distribution of shares of HART is an efficient way to separate Harvard Bioscience’s businesses in a manner that will provide flexibility, create benefits and value for us and Harvard Bioscience and long-term value for Harvard Bioscience stockholders. Harvard Bioscience also believes a distribution of shares in HART in a transaction that is generally tax-free for U.S. federal income tax purposes is the most tax-efficient way to separate the companies.

How will the Separation of HART work?
The Separation will be accomplished through a series of transactions in which all of the assets and liabilities of Harvard Bioscience’s regenerative medicine device business will be assigned to or assumed by HART and the common stock of HART will then be distributed by Harvard Bioscience to its stockholders on a pro rata basis.
When will the Distribution occur?
We expect that Harvard Bioscience will distribute the shares of HART common stock on [ ], 2013 to holders of record of Harvard Bioscience common stock on [ ], 2013, the Record Date.
What do stockholders need to do to participate in the Distribution?
Nothing, but we urge you to read this entire document carefully. Stockholders who hold Harvard Bioscience common stock as of the Record Date will not be required to take any action to receive HART common stock in the Distribution. No stockholder approval of the Distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Harvard Bioscience common stock or take any other action to receive your shares of our common stock. If you own Harvard Bioscience common stock as of the close of business on the Record Date, Harvard Bioscience, with the assistance of Registrar & Transfer Company, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Registrar & Transfer Company will mail you a book-entry account statement that reflects your shares of HART common stock or your bank or brokerage firm will credit your account for the shares. If you sell shares of Harvard Bioscience common stock in the “regular-way” market up to and including through the Distribution Date, you will be selling your right to receive shares of HART common stock in the Distribution. Following the Distribution, stockholders whose shares are held in book-entry form may request that their shares of HART common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.
Can Harvard Bioscience decide to cancel the Distribution of the common stock even if all the conditions have been met?
Yes. The Distribution is subject to the satisfaction or waiver of certain conditions. See “THE SEPARATION — Conditions to the Distribution,” beginning on page 14 of this information statement. Harvard Bioscience has the right to terminate the Distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of Harvard Bioscience determines that the Distribution is not in the best interests of Harvard Bioscience and its stockholders or that market conditions are such that it is not advisable to separate HART from Harvard Bioscience.

Does HART plan to pay dividends?
As we expect to continue to experience losses in the foreseeable future due to our limited anticipated revenues and significant anticipated expenses, we do not expect to declare dividends in the short term. In addition, we currently intend to retain any earnings to support our operations and to finance the growth and development of our business. The declaration and payment of any future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiary, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors.
Will HART have any debt?
At the time of the spin-off, HART will have no debt.
What are the U.S. federal income tax consequences of the Distribution to Harvard Bioscience stockholders?
The Distribution is conditioned upon, among other matters, the private letter ruling and supplemental private letter ruling received by Bioscience from the U.S. Internal Revenue Service (IRS), as discussed in more detail below, in form and substance satisfactory to Harvard Bioscience in its sole discretion, to the effect that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.”

Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect. Harvard Bioscience also expects to receive an opinion from counsel, to the effect that the Distribution will so qualify. On the basis the Distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of HART common stock pursuant to the Distribution, except with respect to any cash received in lieu of fractional shares.

You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the Distribution being taxable to you. For more information regarding the private letter and supplemental rulings, the tax opinion and certain U.S. federal income tax consequences of the Distribution, see the summary under “THE SEPARATION — Material U.S. Federal Income Tax Consequences of the Distribution” beginning on page 42 of this information statement.

How will I determine the tax basis I will have in the HART shares I receive in the Distribution?
Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of Harvard Bioscience common stock and the shares of HART common stock you receive in the Distribution (including any fractional share for which cash is received) will equal the aggregate basis of Harvard Bioscience common stock held by you immediately before the Distribution. This aggregate basis should be allocated between your shares of Harvard Bioscience common stock and the shares of HART common stock you receive in the Distribution (including any fractional share for which cash is received) in proportion to the relative fair market value of each immediately following the Distribution. For a more detailed discussion see “THE SEPARATION — Material U.S. Federal Income Tax Consequences of the Distribution” beginning on page 42 of this information statement.

You should consult your tax advisor about the particular consequences of the Distribution to you, including the application of state, local and foreign tax laws.
What will the relationship between Harvard Bioscience and HART be following the Separation?
Before the Separation, we will enter into a separation and distribution agreement and several other agreements with Harvard Bioscience to effect the Separation and provide a framework for our relationship with Harvard Bioscience after the Separation. These agreements will govern the relationships between us and Harvard Bioscience subsequent to the completion of the Separation plan and provide for the allocation between us and Harvard Bioscience of Harvard Bioscience’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the Separation. See “Certain Relationships and Related Party Transactions,” included elsewhere in this information statement.
Will I receive physical certificates representing shares of HART common stock following the Separation?
No. Following the Separation, neither Harvard Bioscience nor HART will be issuing physical certificates representing shares of HART common stock. Instead, Harvard Bioscience, with the assistance of Registrar & Transfer Company, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form.

Registrar & Transfer Company will mail you a book-entry account statement that reflects your shares of HART common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I want to sell my Harvard Bioscience common stock or my HART common stock?
You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Harvard Bioscience nor HART makes any recommendations on the purchase, retention or sale of shares of Harvard Bioscience common stock or the HART common stock to be distributed.
What is “regular-way” and “ex-distribution” trading of Harvard Bioscience stock?
Beginning on or shortly before the Record Date and continuing up to and through the Distribution Date, it is expected that there will be two markets in Harvard Bioscience common stock: a “regular-way” market and an “ex-distribution” market. If you are a holder of record of shares of Harvard Bioscience common stock as of the Record Date and choose to sell those shares in the “regular-way” market after the close of business on the Record Date and up to and including the Distribution Date, you will also be selling the right to receive shares of HART common stock in the Distribution.

However, if you are a holder of record of shares of Harvard Bioscience common stock as of the Record Date and choose to sell those shares in the “ex-distribution” market after the close of business on the Record Date and up to and including the Distribution Date, you will still receive the shares of HART common stock that you would be entitled to receive in the Distribution pursuant to your ownership of the shares of Harvard Bioscience common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling shares of Harvard Bioscience common stock prior to or on the Distribution Date.
Where will I be able to trade shares of HART common stock?
There is not currently a public market for our common stock. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “HART.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on [ ], 2013 and will continue up to and including through the Distribution Date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the Distribution Date. During “when-issued” trading, you may purchase or sell our common stock up to and including through the Distribution Date, but your transaction will not settle until after the Distribution Date. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.
Will the number of Harvard Bioscience shares I own change as a result of the Distribution?
No. The number of shares of Harvard Bioscience common stock you own will not change as a result of the Distribution.

What will happen to the listing of Harvard Bioscience common stock?
Nothing. Immediately after the Distribution of HART common stock, Harvard Bioscience common stock will continue to trade on the NASDAQ Capital Market under the symbol “HBIO.”
Will the Distribution affect the market price of my Harvard Bioscience shares?
Yes. As a result of the Distribution, we expect the trading price of shares of Harvard Bioscience common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the HART business. Furthermore, until the market has fully analyzed the value of Harvard Bioscience without the HART business, the prices of Harvard Bioscience shares may fluctuate significantly.
Are there risks to owning HART common stock?
Yes. Our business is subject to both general and specific risks relating to our business, our relationship with Harvard Bioscience and our being a separate publicly traded company. Our business is also subject to risks relating to the Separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 17. We encourage you to read that section carefully.
Where can Harvard Bioscience stockholders get more information?
Before the Separation, if you have any questions relating to the Separation, you should contact:

Harvard Bioscience, Inc. Investor Relations 84 October Hill Road Holliston, MA 01746 Tel. (508) 893-8999 www.harvardbioscience.com

After the Separation, if you have any questions relating to our common stock, you should contact:

Harvard Apparatus Regenerative Technology, Inc. Investor Relations 84 October Hill Road Holliston, MA 01746 Tel. (508) 893-8999 www.harvardapparatusregen.com

After the Separation, if you have any questions relating to the Distribution of our shares, you should contact:

Distribution Agent: Registrar & Transfer Company 10 Commerce Drive Cranford, NJ 07016 Tel. 800-456-0596 www.rtco.com

Summary of the Separation

The following is a summary of the material terms of the Separation and other related transactions.

Distributing company
Harvard Bioscience. After the Distribution, Harvard Bioscience will not own any shares of our common stock.
Distributed company
Harvard Apparatus Regenerative Technology, Inc., a Delaware corporation and a wholly owned subsidiary of Harvard Bioscience that was formed to hold all of the assets and liabilities of Harvard Bioscience’s regenerative medicine device business. After the Distribution, HART will be an independent public company.
Distribution ratio
Each holder of Harvard Bioscience common stock will receive one share of our common stock for every [ ] shares of Harvard Bioscience common stock held on [ ], 2013. Cash will be distributed in lieu of fractional shares, as described below.
Distributed securities
All of the shares of HART common stock owned by Harvard Bioscience, which will be 100% of our common stock outstanding immediately prior to the Distribution. Based on the approximately [ ] million shares of Harvard Bioscience common stock outstanding on [ ], 2013 and applying the distribution ratio of one share of HART common stock for every [ ] shares of Harvard Bioscience common stock, approximately [ ] million shares of our common stock will be distributed to Harvard Bioscience stockholders who hold Harvard Bioscience common stock as of the Record Date. The number of shares that Harvard Bioscience will distribute to its stockholders will be reduced to the extent of the cash payments made in lieu of the issuance of fractional shares of our common stock.
Fractional shares
Harvard Bioscience will not distribute any fractional shares of our common stock to its stockholders. Instead, the Distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders as described in “THE SEPARATION — Material U.S. Federal Income Tax Consequences of the Distribution” beginning on page 42 of this information statement.
Record Date
The record date for the Distribution is the close of business on [ ], 2013, or the Record Date.
Distribution Date
The distribution date is [ ], 2013, or the Distribution Date.

Distribution
On the Distribution Date, Harvard Bioscience, with the assistance of Registrar & Transfer Company, the Distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Harvard Bioscience common stock or take any other action to receive your shares of our common stock. If you sell shares of Harvard Bioscience common stock in the “regular-way” market, up to and including through the Distribution Date, you will be selling your right to receive shares of HART common stock in the Distribution. Registered stockholders will receive additional information from the Distribution agent shortly after the Distribution Date. Following the Distribution, stockholders whose shares are held in book-entry form may request that their shares of HART common stock be transferred to a brokerage or other account at any time, without charge. Beneficial stockholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the Distribution Date.
Conditions to the Distribution
The Distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Harvard Bioscience of the following conditions, among other conditions described in this information statement:

•

the Securities and Exchange Commission, or SEC, shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and no stop order relating to the registration statement is in effect;

•

all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution shall have been received;

•

Harvard Bioscience will have received a private letter ruling from the IRS in form and substance satisfactory to Harvard Bioscience in its sole discretion, to the effect that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•

the Harvard Bioscience Board of Directors shall have received an opinion from Duff & Phelps to the effect that we and Harvard Bioscience will each be solvent, adequately capitalized immediately after the Distribution and able to pay its liabilities as they become absolute and mature and that Harvard

Bioscience has sufficient surplus under Delaware law to declare the dividend of HART common stock;

• all material government approvals and other consents necessary to consummate the Distribution shall have been received; and

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

The fulfillment of these conditions does not create any obligation on Harvard Bioscience’s part to effect the Distribution, and the Harvard Bioscience Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the Distribution and related transactions at any time prior to the Distribution Date. Harvard Bioscience has the right not to complete the Distribution if, at any time, the Harvard Bioscience Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders or that market conditions are such that it is not advisable to separate the regenerative medicine device business from Harvard Bioscience.
Stock exchange listing
We have filed an application to list our shares of common stock on the NASDAQ Capital Market under the ticker symbol “HART.” We anticipate that on [ ], 2013, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the Distribution Date. See “THE SEPARATION — Trading Between the Record Date and Distribution Date,” beginning on page 45 of this information statement.
Transfer agent
Registrar & Transfer Company
Risks relating to ownership of our common stock and the Distribution
Our business is subject to both general and specific risks and uncertainties relating to our business, our relationship with Harvard Bioscience and our being a separate publicly traded company. Our business is also subject to risks relating to the Separation. You should read carefully “Risk Factors,” beginning on page 17 in this information statement.
U.S. federal income tax consequences
On the basis that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes, no gain or loss will be recognized by a stockholder of Harvard Bioscience, and no amount will be included in the income of a stockholder of Harvard Bioscience for U.S. federal income tax purposes, upon the receipt of shares of our common stock pursuant to the Distribution, except with respect to any cash received in lieu of fractional shares. For more information regarding the potential U.S. federal income tax consequences to you of the Distribution, see “THE SEPARATION — Material U.S. Federal Income Tax Consequences of the Distribution” beginning on page 42 of this information statement.
Certain Agreements with Harvard Bioscience
In connection with the Distribution, we entered into a Separation and Distribution Agreement and several other agreements with Harvard Bioscience to effect the Separation and Distribution and provide a framework for our relationship with Harvard Bioscience after the Separation. These agreements will govern the relationships among us and Harvard Bioscience subsequent to the completion of the Separation plan and provide for the allocation among us and Harvard Bioscience of Harvard Bioscience’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the Separation. For a discussion of these arrangements, see “Certain Relationships and Related Party Transactions” beginning on page 98 of this information statement.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the Separation and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Risks Associated with Regulatory Clearances and Approvals

If we fail to obtain, or experience significant delays in obtaining, regulatory clearances or approvals in the U.S. and the EU for our products, or are unable to maintain such clearances or approvals for our products, our ability to commercially distribute and market these products would suffer.

We currently do not have regulatory approval to market any of our products. Our products are subject to rigorous regulation by the FDA, and numerous other federal and state governmental authorities in the U.S., as well as foreign governmental authorities. In the U.S., the FDA permits commercial distribution of new medical products only after approval of a premarket approval application, or PMA or biologics license application, or BLA, unless the product is specifically exempt from those requirements. A PMA or BLA must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the product for its intended use.

We intend to seek approvals and clearances in the EU first, and our failure to receive or obtain such clearances or approvals on a timely basis or at all would have an adverse effect on our results of operations.

As further discussed below, there also is a risk that the FDA could seek to regulate the InBreath System solely as more-highly regulated components of a combination product.

It is likely that the InBreath System will be viewed by the FDA as a combination product comprised of a biologic (cells) and medical device component. We cannot be sure how the FDA will regulate our products. The FDA may require us to obtain marketing clearance and approval from multiple FDA centers. The review of combination products is often more complex and more time consuming than the review of products under the jurisdiction of only one center within the FDA.

It is likely that the InBreath System, may be regulated by the FDA as a combination product. For a combination product, the Office of Combination Products, or OCP, within FDA must determine which center or centers within the FDA will review the product and under what legal authority the product will be reviewed. Generally, the center within the FDA that has the primary role in regulating a combination product is determined based on the primary mode of action of the product. Generally, if the primary mode of action is as a device then the Center for Devices and Radiological Health, or CDRH takes the lead. Generally, if the primary mode of action is cellular, then the Center for Biologics Evaluation and Research takes the lead. We intend to apply to OCP for a determination as to which center will take the lead in reviewing the InBreath System. It is possible that the cells seeded on the scaffold in the InBreath System may be reviewed by CBER and that the InBreath System itself may be reviewed by CDRH either in consultation with CBER as part of the BLA or separately as a medical device. The process of obtaining FDA marketing clearance or approval is lengthy, expensive, and uncertain, and we cannot be sure that our products will be cleared or approved in a timely fashion, or at all. In addition, the review of combination products is often more complex and more time consuming than the review of a product under the jurisdiction of only one center within the FDA.

We cannot be sure that the FDA will not select to have our combination products reviewed and regulated by only one FDA center and/or different legal authority, in which case the path to regulatory approval would be different and could be more lengthy and costly. If the FDA does not approve or clear our products in a timely fashion, or at all, our business and financial condition will be adversely affected.

In the EU, our products may be viewed as advanced therapy medicinal products, which could delay approvals and clearances and increase costs of obtaining such approvals and clearances.

In the EU, we believe that the InBreath System may be regulated as advanced therapy medicinal products or combined advanced therapy medicinal products. In such circumstances, it would be necessary to seek a marketing authorization for these products granted by the European Commission before being marketed in the EU.

The regulatory procedures leading to marketing approval of our products vary among jurisdictions and can involve substantial additional testing. Compliance with the FDA requirements does not ensure clearance or approval in other jurisdictions, and the ability to legally market our products in any one foreign country does not ensure clearance, or approval by regulatory authorities other foreign jurisdictions. The foreign regulatory process leading to the marketing of the products may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to comply with foreign regulations and market products may differ from that required to obtain FDA approval, and we may not obtain foreign approval or clearance on a timely basis, if at all.

Risks Associated with Clinical Trials

Clinical trials necessary to support a PMA application, a BLA license, a marketing authorization, or a CE mark for our products will be expensive and will require the enrollment of sufficient patients to adequately demonstrate safety and effectiveness for the product’s target populations. Suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any products and will adversely affect our business, operating results and prospects.

In the U.S., initiating and completing clinical trials necessary to support either PMA applications or BLA licenses, will be time consuming, expensive and the outcome uncertain. Moreover, the FDA may not agree that clinical trial results support an application for the indications sought in the application for the product. In other jurisdictions such as the EU, the conduct of extensive and expensive clinical trials may also be required in order to demonstrate the quality, safety and efficacy of our products, depending on each specific product, the claims being studied, and the target condition or disease. The outcome of these clinical trials, which can be expensive and are heavily regulated, will also be uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials.

Conducting successful clinical trials will require the enrollment of a sufficient number of patients to support each trial’s claims, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomfort and risks associated with, the treatments received by enrolled subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products, or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomfort. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA and foreign regulatory authorities may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. In addition, despite considerable time and expense invested in our clinical trials, the FDA and foreign regulatory authorities may not consider our data adequate to demonstrate safety and efficacy. Although FDA regulations allow submission of data from clinical trials outside the U.S., there can be no assurance that such data will be accepted or that the FDA will not apply closer scrutiny to such data. Increased costs and delays necessary to generate appropriate data, or failures in clinical trials could adversely affect our business, operating results and prospects. In the U.S., clinical studies for the company's products may be reviewed either under the Investigational Device Exemptions, or IDE pathway (for medical devices) or through the Investigational New Drug, or IND, pathway for biologics or combination products. The first regenerated trachea transplant approved in the U.S. using the InBreath System was approved under the IND pathway through CBER. Future FDA review under the IDE, IND, or both pathways, depending on the products, proposed study design, and study populations, is possible. In the EU, if the regulatory classification of our products is rejected by the ethics committee or competent authority reviewing our request for a positive opinion, we may be required to prepare a new study protocol reflecting a different classification. This process would be costly and time consuming.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct our preclinical and clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to seek or obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all. Our business, operating results and prospects may also be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

The results of our clinical trials may not support our product claims or may result in the discovery of adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our product claims or that the FDA, foreign competent authorities or notified bodies will agree with our conclusions regarding them. Although we have obtained some positive results from the use of our scaffolds and bioreactors for trachea transplants performed to date, we may not see positive results when the bioreactors, or our scaffolds or other technologies undergo clinical testing in humans in the future. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our products are safe and effective for the proposed indicated uses, which could cause us to abandon a product and may delay development of others. Also, patients receiving transplants using our products may experience significant adverse events following the transplants, including serious health complications or death, which may or may not be related to our products, and any such adverse events may cause the delay or termination of our clinical trials. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our products and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product’s profile. In addition, our current clinical experience and clinical trial for trachea transplant involves a small patient population. Because of the small sample size, the results may not be indicative of future results.

Risk Associated with Product Marketing

Even if our products are cleared or approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA or other foreign regulatory authority requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain clearance or approval in the U.S. or the EU, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA and other domestic and foreign regulatory authorities or notified bodies. In particular, we and our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, and Good Manufacturing Practices, or GMPs, for our medical device products, and International Standards Organization, or ISO, regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval. Manufacturing may also be subject to controls by the FDA for parts of the system or combination products that the FDA may find are controlled by the biologics regulations. Equivalent regulatory obligations apply in foreign jurisdictions. Regulatory authorities, such as the FDA, the competent authorities of the EU Member States, the European Medicines Agency and notified bodies, enforce the QSR, GMP and other applicable regulations in the U.S. and in foreign jurisdictions through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory authorities or notified bodies in the U.S. or in foreign jurisdictions, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	withdrawing PMA approvals or BLAs that have already been granted;
•	withdrawal of the marketing authorization granted by the European Commission or delay in obtaining such marketing authorization;
•	withdrawal of the CE Certificates of Conformity granted by the notified body or delay in obtaining these certificates;
•	refusal to grant export approval for our products; and
•	criminal prosecution.

Postmarket enforcement actions can generate adverse commercial consequences.

Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product. If the FDA or a foreign regulatory authority determines that our promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with medical device reporting requirements, including the reporting of adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Extensive governmental regulations that affect our business are subject to change, and we could be subject to penalties and could be precluded from marketing our products and technologies if we fail to comply with new regulations and requirements.

As a manufacturer and marketer of medical devices, we are subject to extensive regulation that is subject to change. In March 2010, President Obama signed into law a legislative overhaul of the U.S. healthcare system, known as the Patient Protection and Affordable Care Act of 2010, as amended by the Healthcare and Education Affordability Reconciliation Act of 2010, or the PPACA, which may have far-reaching consequences for most healthcare companies, including medical device companies like us. The PPACA could substantially change the structure of the health insurance system and the methodology for reimbursing medical services, laboratory tests, drugs and devices. These structural changes, as well as those relating to proposals that may be made in the future to change the health care system, could entail modifications to the existing system of private payers and government programs, as well as implementation of measures to limit or eliminate payments for some medical procedures and treatments or subject the pricing of medical products to government control. Government and other third-party payers increasingly attempt to contain health care costs by limiting both coverage and the level of payments of newly approved health care products. In some cases, they may also refuse to provide any coverage of uses of approved products for disease indications other than those for which the regulatory authorities have granted marketing approval. Governments may adopt future legislative proposals and federal, state, foreign or private payers for healthcare goods and services may take action to limit their payments for goods and services.

In the EU, on September 26, 2012, the European Commission proposed a revision of the legislation currently governing medical devices. If adopted by the European Parliament and the Council in their present form, these proposals, which may apply from 2015 or 2016, will impose stricter requirements on medical device manufacturers. Moreover, the supervising competences of the competent authorities of the EU Member States and the notified bodies will be strengthened. The regulation of advanced therapy medicinal products is also in continued development in the EU, with the European Medicines Agency publishing new clinical or safety guidelines concerning advanced therapy medicinal products on a regular basis.

Any of these regulatory changes and events could limit our ability to form collaborations and our ability to commercialize our products, and if we fail to comply with any such new or modified regulations and requirements it could adversely affect our business, operating results and prospects.

If we fail to complete the required IRS forms for exemptions, make timely semi-monthly payments of collected excise taxes, or submit quarterly reports as required by the Medical Device Excise Tax, we may be subject to penalties, such as Section 6656 penalties for any failure to make timely deposits.

Section 4191 of the Internal Revenue Code, enacted by Section 1405 of the Health Care and Education Reconciliation Act of 2010, Public Law 111-152 (124 Stat. 1029 (2010)), in conjunction with the Patient Protection and Affordable Care Act, Public Law 111-148 (124 Stat. 119 (2010)), imposed as of January 1, 2013, an excise tax on the sale of certain medical devices. The excise tax imposed by Section 4191 is 2.3% of the price for which a taxable medical device is sold within the U.S.

The excise tax will apply to future sales of any company medical device listed with the FDA under Section 510(j) of the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. Part 807, unless the device falls within an exemption from the tax, such as the exemption governing direct retail sale of devices to consumers or for foreign sales of these devices. We will need to assess to what extent this excise tax may impact the sales price and distribution agreements under which any of our devices are sold in the U.S. We also expect general and administrative expense to increase due to the medical device excise tax. We will need to submit IRS forms applicable to relevant exemptions, make semi-monthly payments of any collected excise taxes, and make timely (quarterly) reports to the IRS regarding the excise tax. To the extent we do not comply with the requirements of the Medical Device Excise Tax we may be subject to penalties.

Financial and Operating Risks

We have not generated any revenue to date and have a history of losses since inception. We anticipate that we will incur losses for the foreseeable future. We may never achieve or sustain profitability.

We have not generated any revenue to date and, from February 2009 through March 31, 2013, have incurred losses of approximately $14.4 million. We expect to continue to experience losses in the foreseeable future due to our limited anticipated revenues and significant anticipated expenses. We do not anticipate that we will achieve meaningful revenues for the foreseeable future. In addition, we expect that we will continue to incur significant operating expenses as we continue to focus on additional research and development, preclinical testing, clinical testing and regulatory review and/or approvals or clearances of our products and technologies. As a result, we cannot predict when, if ever, we might achieve profitability and cannot be certain that we will be able to sustain profitability, if achieved.

Our products are in an early stage of development. If we are unable to develop or market any of our products, our financial condition will be negatively affected, and we may have to curtail or cease our operations.

We are in the early stage of product development. You must evaluate us in light of the uncertainties and complexities affecting an early stage medical company. Our products require additional research and development, preclinical testing, clinical testing and regulatory review and/or approvals or clearances before marketing. In addition, we may not succeed in developing new products as an alternative to our existing portfolio of products. If we fail to successfully develop and commercialize our products, including our bioreactor and scaffold system, our financial condition may be negatively affected, and we may have to curtail or cease our operations.

We have a limited operating history and it is difficult to predict our future growth and operating results.

We have a limited operating history and limited operations and assets. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties encountered by companies in the early stage of development. As a development stage company, our development timelines have been and may continue to be subject to delay that could negatively affect our cash flow and our ability to develop or bring products to market, if at all. Our estimates of patient population are based on published data but are subject to uncertainty and possible future revision as they often require inference or extrapolations from one country to another or one patient condition to another.

Our prospects must be considered in light of inherent risks, expenses and difficulties encountered by all early stage companies, particularly companies in new and evolving markets, such as regenerative medicine. These risks include, but are not limited to, unforeseen capital requirements, delays in obtaining regulatory approvals, failure to gain market acceptance and competition from foreseen and unforeseen sources.

Our operations could be adversely affected if we are unable to raise or obtain needed funding.

Substantial time, financial and other resources will be required to complete ongoing development and clinical testing of our products. Regulatory efforts and collaborative arrangements will also be necessary for our products that are currently under development and testing in order for them to be marketed. Our revenues from operations and cash may not be sufficient over the next several years for commercialization of all of the technologies and products we are currently developing. Consequently, we may seek strategic partners for various phases of development, marketing and commercialization of products employing our technologies. Further, we cannot assure you as to the sufficiency of our resources or the time required to complete any ongoing development and clinical testing, since the extent to which we conduct such testing is dependent on resource allocation decisions that we make from time to time based on numerous financial as well as operational conditions.

In addition to development and other costs, we expect to incur capital expenditures from time to time. These capital expenditures will be influenced by our regulatory compliance efforts, our success, if any, at developing collaborative arrangements with strategic partners, our needs for additional facilities and capital equipment and the growth, if any, of our business in general. We may seek to raise necessary funds through public or private equity offerings, debt financings, other financing mechanisms, strategic collaborations and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. In May 2013, we elected not to proceed with planned initial public offering of our common stock. Additional equity financing could result in significant dilution to our stockholders. Debt financing, if available, could result in agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or paying dividends. Other financing mechanisms may involve selling intellectual property rights, payment of royalties or participation in our revenue or cash flow. In addition, in order to raise additional funds through strategic collaborations or licensing arrangements, we may be required to relinquish rights to our technologies or products. If we cannot raise funds or engage strategic partners on acceptable terms when needed, we may not be able to continue our research and development activities, develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

If we fail to retain key personnel, we may not be able to compete effectively, which would have an adverse effect on our operations.

Our success is highly dependent on the continued services of key management, technical and scientific personnel and collaborators. Our management and other employees may voluntarily terminate their employment at any time upon short notice. The loss of the services of any member of our senior management team, including our Chief Executive Officer and President, David Green, our Chief Financial Officer, Thomas McNaughton, and our other key scientific, technical and management personnel, may significantly delay or prevent the achievement of product development and other business objectives.

If our collaborators do not devote sufficient time and resources to successfully carry out their duties or meet expected deadlines, we may not be able to advance our products in a timely manner or at all.

We are currently collaborating with multiple academic researchers and clinicians at a variety of research and clinical institutions. Our success depends in part on the performance of our collaborators. Some collaborators may not be successful in their research and clinical trials or may not perform their obligations in a timely fashion or in a manner satisfactory to us. Typically, we cannot control the amount of resources or time our collaborators may devote to our programs or potential products that may be developed in collaboration with us. Our collaborators frequently depend on outside sources of funding to conduct or complete research and development, such as grants or other awards. In addition, our academic collaborators may depend on graduate students, medical students, or research assistants to conduct certain work, and such individuals may not be fully trained or experienced in certain areas, or they may elect to discontinue their participation in a particular research program, creating an inability to complete ongoing research in a timely and efficient manner. As a result of these uncertainties, we are unable to control the precise timing and execution of any experiments that may be conducted.

We do not have formal agreements in place with most of our collaborators, who retain the ability to pursue other research, product development or commercial opportunities that may be directly competitive with our programs. If these collaborators elect to prioritize or pursue other programs in lieu of ours, we may not be able to advance product development programs in an efficient or effective manner, if at all. If a collaborator is pursuing a competitive program and encounters unexpected financial or capability limitations, they may be motivated to reduce the priority placed on our programs or delay certain activities related to our programs. Any of these developments could harm or slow our product and technology development efforts.

In particular, we depend upon Dr. Paolo Macchiarini, the surgeon who has led all of the clinical surgeries to date using our technology. Dr. Macchiarini’s team developed the initial version of our InBreath airway bioreactor, which we have licensed from the inventors. We continue to collaborate with Dr. Macchiarini on grant proposals and product development. If Dr. Macchiarini were not available to continue to collaborate with us or perform surgeries it would materially slow development of our products. On September 27, 2012, Dr. Macchiarini was arrested in Italy for attempted fraud and extortion for allegedly attempting to persuade severely ill patients to choose private hospitals in other countries over less expensive Italian public hospitals.

He was temporarily placed under house arrest and on October 15, 2012 was released from house arrest and is free to travel internationally and to perform surgeries. The case is ongoing. Dr. Macchiarini believes these charges are without merit and has, and intends to continue to, vigorously defend these charges. These allegations do not relate to any surgeries involving our products and have not prevented Dr. Macchiarini from performing further surgeries with our products including the April 2013 surgery in the U.S. and the July 2013 surgery in Sweden. If Dr. Macchiarini decides to terminate his collaboration with us, if the case described above consumes a significant amount of his time, or if the case prevents him from performing surgeries, our product development efforts could be adversely affected and it could cause harm to our reputation or business.

Public perception of ethical and social issues surrounding the use of cell technology may limit or discourage the use of our technologies, which may reduce the demand for our products and technologies and reduce our revenues.

Our success will depend in part upon our collaborators’ ability to develop therapeutic approaches incorporating, or discovered through, the use of cells. If regenerative medicine technology is perceived negatively by the public for social, ethical, medical or other reasons, governmental authorities in the U.S. and other countries may call for prohibition of, or limits on, cell-based technologies and other approaches to regeneration. Although the surgeons using our products have not to date used the more controversial stem cells derived from human embryos or fetuses in the human transplant surgeries using our products, claims that human-derived stem cell technologies are ineffective or unethical may influence public attitudes. The subject of cell and stem cell technologies in general has received negative publicity and aroused public debate in the U.S. and some other countries. Ethical and other concerns about such cells could materially harm the market acceptance of our products.

Our products will subject us to liability exposure.

We face an inherent risk of product liability claims, especially with respect to our products that will be used within the human body, including the scaffolds we manufacture. Product liability coverage is expensive and sometimes difficult to obtain. We may not be able to obtain or maintain insurance at a reasonable cost. We may be subject to claims for liabilities for unsuccessful outcomes of surgeries involving our products, which may include claims relating to patient death. We may also be subject to claims for liabilities relating to patients that suffer serious complications or death during or following transplants involving our products. Our current product liability coverage is $15 million per occurrence and in the aggregate. We will need to increase our insurance coverage if and when we begin commercializing any of our products. There can be no assurance that existing insurance coverage will extend to other products in the future. Any product liability insurance coverage may not be sufficient to satisfy all liabilities resulting from product liability claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable items, if at all. If claims against us substantially exceed our coverage, then our business could be adversely impacted. Regardless of whether we are ultimately successful in any product liability litigation, such litigation could consume substantial amounts of our financial and managerial resources and could result in, among others:

•	significant awards against us;
•	substantial litigation costs;
•	injury to our reputation and the reputation of our products;
•	withdrawal of clinical trial participants; and
•	adverse regulatory action.

Any of these results would substantially harm our business.

If restrictions on reimbursements or other conditions imposed by payers limit our customers’ actual or potential financial returns on our products, our customers may not purchase our products or may reduce their purchases.

Our customers’ willingness to use our products will depend in part on the extent to which coverage for these products is available from government payers, private health insurers and other third-party payers. These payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved treatments and products in the regenerative medicine field, and coverage and adequate payments may not be available for these treatments and products. In addition, third-party payers may require additional clinical trial data to establish or continue reimbursement coverage. These clinical trials, if required, could take years to complete and could be expensive. There can be no assurance that the payers will agree to continue reimbursement or provide additional coverage based upon these clinical trials. Failure to obtain adequate reimbursement would result in reduced sales of our products.

We depend upon a single-source supplier for the hardware and software used for our organ bioreactor control and acquisition system. The loss of this supplier, or future single-source suppliers we may rely on, or their failure to provide us with an adequate supply of their products or services on a timely basis, could adversely affect our business.

We currently have a single supplier for the hardware and software that we use for our organ bioreactor control and acquisition systems. We may also rely on other single-source suppliers for critical components of our products in the future. If we were unable to acquire hardware or software or other products or services from applicable single-source suppliers, we could experience a delay in developing and manufacturing our products.

We use and generate hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research, development and manufacturing involves the controlled use of hazardous chemicals, and we may incur significant costs as a result of the need to comply with numerous laws and regulations. For example, certain volatile organic laboratory chemicals we use, such as fluorinated hydrocarbons, must be disposed of as hazardous waste. We are subject to laws and regulations enforced by the FDA, foreign health authorities and other regulatory requirements, including the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of our products, materials used to develop and manufacture our products, and resulting waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

Our products are novel and will require market acceptance.

Even if we receive regulatory approvals for the commercial use of our products, their commercial success will depend upon acceptance by physicians, patients, third party payers such as health insurance companies and other members of the medical community. Market acceptance of our products is also dependent upon our ability to provide acceptable evidence and the perception of the positive characteristics of our products relative to existing or future treatment methods, including their safety, efficacy and/or other positive advantages. If our products fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, both within and outside of our control. If our products do not become widely accepted, our business, financial condition and results of operations would be materially and adversely affected.

Our long-term growth depends on our ability to develop products for other organs.

Our growth strategy includes expanding the use of our products in treatments pertaining to organs other than the trachea, such as lungs, gastrointestinal tract, heart valves and heart. These other organs are more complex than the trachea. There is no assurance that we will be able to successfully apply our technologies to these other more complex organs, which will limit our expected growth.

Our success will depend partly on our ability to operate without infringing on, or misappropriating, the intellectual property or confidentiality rights of others.

We may be sued for infringing on the intellectual property or confidentiality rights of others, including the patent rights, trademarks and trade names and confidential information of third parties. For example, we have sublicensed certain rights pertaining to our use of the mark Harvard Apparatus from Harvard Bioscience, including the use in our corporate name. Harvard Bioscience has licensed the rights to such mark from Harvard University. If the license to Harvard Bioscience or our sublicense were terminated, it could have an adverse effect on us. We have also received correspondence from legal counsel to Nanofiber Solutions, Inc., or NFS, claiming that in developing our scaffold product and related intellectual property, we may have committed misappropriation, unauthorized use and disclosure of confidential information, and possible infringement of intellectual property rights of NFS. We have received correspondence from legal counsel to UCL Business PLC, or UCLB, challenging the validity of the assignment of certain patent applications that have been assigned to us by Dr. Macchiarini. We have also received correspondence from an academic researcher implying that one of our products may violate an issued patent. We do not believe that our current products violate this patent. To the extent that any of such claims are valid, if we had utilized, or were to utilize, such patent applications or patents without an agreement from the owner thereof, it could result in infringement of the intellectual property rights of the respective owner. Intellectual property and related litigation is costly and the outcome is uncertain. If we do not prevail in any such intellectual property or related litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity, or obtain a license to or design around the intellectual property or confidential information in question. If we are unable to obtain a required license on acceptable terms, or are unable to design around any third party patent, we may be unable to sell some of our products and services, which could result in reduced revenue.

We may be involved in lawsuits to protect or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation against third parties. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings would be costly and divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits should they occur. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of being rejected and patents not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to decline.

If we are unable to effectively protect our intellectual property, third parties may use our technology, which would impair our ability to compete in our markets.

Our continued success will depend significantly on our ability to obtain and maintain meaningful patent protection for certain of our products throughout the world. Patent law relating to the scope of claims in the regenerative medicine and medical device fields in which we operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not be accepted and patents might not be issued, and any patent previously issued to us may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. We may also operate in countries where we do not have patent rights and in those countries we would not have patent protection. We also rely on trademarks and trade names in our business. The laws of various foreign countries in which we compete may not protect our intellectual property to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive could be materially impaired. It is also possible that our intellectual property may be stolen via cyber-attacks or similar methods.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not be able to obtain these agreements in all circumstances in part due to local regulations. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade-secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.

Our competitors and potential competitors may have greater resources than we have and may develop products and technologies that are more effective or commercially attractive than our products and technologies or may develop competing relationships with our key collaborators.

We expect to compete with multiple pharmaceutical, biotechnology, medical device and scientific research product companies. Companies working in competing areas include, among others, Aastrom Biosciences, Aldagen, BioTime, Baxter International, Inc., Bose Corporation, Celgene, Cytori Therapeutics, E. I. du Pont de Nemours and Company, Genzyme (acquired by Sanofi-aventis), Harvest Technologies, Mesoblast, Nanofiber Solutions, Organovo, Osiris Therapeutics, Smiths Medical, Tengion, Tissue Genesis, Inc., Tissue Growth Technologies, Transmedics, United Therapeutics and W.L. Gore and Associates. Many of our competitors and potential competitors have substantially greater financial, technological, research and development, marketing, and personnel resources than we do. We cannot, with any accuracy, forecast when or if these companies are likely to bring regenerative medicine medical devices to market for indications that we are also pursuing. Many of these potential competitors may be further along in the process of product development and also operate large, company-funded research and development programs. It is also possible that some of our potential customers could engineer their own solutions to the problem of accurate injections.

We expect that other products will compete with our current and future products based on efficacy, safety, cost, and intellectual property positions. While we believe that these will be the primary competitive factors, other factors include obtaining marketing exclusivity under certain regulations, including the Orphan Drug Act, availability of supply, manufacturing, marketing and sales expertise and capability, and reimbursement coverage. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products and may also develop competing relationships with our key collaborators. In addition, we may face competition from new entrants into the field. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. The effects of any such actions of our competitors may have a material adverse effect on our business, operating results and financial condition.

If we do not successfully manage our growth, our business goals may not be achieved.

To manage growth, we will be required to continue to improve existing, and implement additional, operational and financial systems, procedures and controls, and hire, train and manage additional employees. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth and we may not be able to hire, train, retain, motivate and manage required personnel. Competition for qualified personnel in the technology and regenerative medicine area is intense, and we operate in several geographic locations where labor markets are particularly competitive, including Boston, Massachusetts, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for qualified personnel is intense and the process of hiring suitably qualified personnel is often lengthy and expensive, and may become more expensive in the future. If we are unable to hire and retain a sufficient number of qualified employees or otherwise manage our growth effectively, our ability to conduct and expand our business could be seriously reduced.

We are exposed to a variety of risks relating to our international sales and operations, including fluctuations in exchange rates, local economic conditions and delays in collection of accounts receivable.

We intend to generate significant revenues outside the U.S. in multiple foreign currencies including Euros, British pounds, and in U.S. dollar-denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. For those foreign customers who purchase our products in U.S. dollars, currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have a negative impact on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency.

Since we have operations based outside the U.S. and we generate revenues and incur operating expenses in multiple foreign currencies, we experience currency exchange risk with respect to those foreign currency-denominated revenues and expenses.

We cannot predict the consolidated effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates. Our international operations subject us to laws regarding sanctioned countries, entities and persons, customs, import-export, laws regarding transactions in foreign countries, the U.S. Foreign Corrupt Practices Act and local anti-bribery and other laws regarding interactions with healthcare professionals. Among other things, these laws restrict, and in some cases prohibit, U.S. companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries.

Local economic conditions, legal, regulatory or political considerations, disruptions from strikes, the effectiveness of our sales representatives and distributors, local competition and changes in local medical practice could also affect our sales to foreign markets. Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the U.S.

Risks Related To Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Harvard Bioscience.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. By separating from Harvard Bioscience there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Harvard Bioscience. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent regenerative medicine company or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will place a greater value on our company as a stand-alone regenerative medicine company than on our business as a part of Harvard Bioscience.

We have no operating history as an independent company, and we may be unable to make the changes necessary to operate as an independent public company.

Prior to the Separation, our business was operated by Harvard Bioscience as part of its broader corporate organization rather than as a stand-alone company. Harvard Bioscience assisted us by providing financing and certain corporate functions. Following the Distribution, Harvard Bioscience will have no obligation to provide assistance to us other than the interim transitional services which will be provided by Harvard Bioscience. These transitional services include, among other things, financial and managerial services. Because our business has not been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that would have a negative effect on our business, results of operations or financial condition.

If the Separation and Distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Harvard Bioscience could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Harvard Bioscience for material taxes pursuant to indemnification obligations under the tax sharing agreement.

Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect. The private letter and supplemental rulings and the tax opinion that Harvard Bioscience expects to receive from Burns & Levinson LLP, special counsel to Harvard Bioscience, rely and will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the private letter and supplemental rulings nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the private letter and supplemental rulings do not address all the issues that are relevant to determining whether the Distribution will qualify for tax-free treatment. Notwithstanding the private letter and supplemental rulings and opinion, the IRS could determine the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if, among other reasons, it determines any of the representations, assumptions or undertakings that were included in the request for the private letter and supplemental rulings are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

If the Distribution fails to qualify for tax-free treatment, in general, Harvard Bioscience would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and Harvard Bioscience stockholders who receive shares of our common stock in the Distribution would be subject to tax as if they had received a taxable Distribution equal to the fair market value of such shares.

Under the tax sharing agreement between Harvard Bioscience and us, we would generally be required to indemnify Harvard Bioscience against any tax resulting from the Distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us, or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see “Certain Relationships and Related Transactions — Agreements with Harvard Bioscience — Tax Sharing Agreement.” Our indemnification obligations to Harvard Bioscience and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Harvard Bioscience or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

We may not be able to engage in desirable strategic or capital-raising transactions following the Distribution. In addition, under some circumstances, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

To preserve the tax-free treatment to Harvard Bioscience of the Separation and Distribution, for the two-year period following the Distribution we may be limited, except in specified circumstances, from:

•	entering into any transaction pursuant to which all or a portion of our stock would be acquired, whether by merger or otherwise;
•	issuing equity securities beyond certain thresholds;
•	repurchasing our common stock;
•	ceasing to actively conduct our regenerative medicine business; and
•	taking or failing to take any other action that prevents the Separation and Distribution and related transactions from being tax-free.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the Separation or as a result of the Separation.

Following the completion of the Distribution, Harvard Bioscience will be contractually obligated to provide to us only those services specified in the transition services agreement and the other agreements we enter into with Harvard Bioscience in preparation for the Separation and Distribution. The transition services agreement provides for services to be provided for various time frames of limited length, ranging from six months from the Distribution Date to 12 months thereafter. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Harvard Bioscience previously provided to us that are not specified in the transition services agreement or the other agreements. Also, upon the expiration of the terms of the required services under the transition services agreement or other agreements, such services will be provided internally or by unaffiliated third parties, and we expect that in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. We anticipate that we will incur additional incremental expenses associated with being an independent, public company. These additional pretax expenses are estimated to be approximately $1.3 million for the first twelve months following the Separation. In addition, if Harvard Bioscience does not continue to perform effectively the transition services and the other services that are called for under the transition services agreement and other agreements, we may not be able to operate our business effectively and our operating results could be adversely affected. Furthermore, after the expiration of the terms of the required services under transition services agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

Prior to our Separation, we have utilized the executive management team and administrative resources of Harvard Bioscience. Many daily functions have been performed by Harvard Bioscience, including those related to SEC filings and auditing and review by accountants of required financial statements, which will become our responsibility after the Distribution. In addition, there will be a time period during which such new personnel will have to learn the required systems for these functions. The lack of these relationships and resources may harm our operating results, financial condition and our ability to raise any required debt or equity funding.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•	our historical and financial information reflects allocations for services historically provided to us by Harvard Bioscience, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and
•	our historical and financial information does not reflect changes that we expect to incur in the future as a result of the Separation, including changes in the cost structure, personnel needs, financing and operations of the contributed business as a result of the Separation and from reduced economies of scale.

Following the Separation and Distribution, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and listed and registered securities. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Harvard Bioscience.

The agreements related to the Separation, including the separation and distribution agreement, tax sharing agreement, transition services agreement and the other agreements, were negotiated in the context of the Separation while we were still part of Harvard Bioscience and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of the Separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations among Harvard Bioscience and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. Some of the members of our Board of Directors are also members of the Harvard Bioscience Board of Directors. See “Certain Relationships and Related Party Transactions.”

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Harvard Bioscience, as well as the continued roles of our executive officers and certain directors with Harvard Bioscience may create, or may create the appearance of, conflicts of interest.

The ownership by our executive officers and some of our directors of shares of common stock, options, or other equity awards of Harvard Bioscience may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Harvard Bioscience, certain of our executive officers, and some of our directors, own shares of Harvard Bioscience common stock, options to purchase shares of Harvard Bioscience common stock or other equity awards. The individual holdings of common stock, options to purchase common stock of Harvard Bioscience or our company or other equity awards, may be significant for some of these persons compared to such persons’ total assets. Ownership by our directors and officers, after the Separation, of common stock or options to purchase common stock of Harvard Bioscience, or any other equity awards, creates, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Harvard Bioscience than the decisions have for us. In addition, certain of our directors will remain in service for both our company as well as Harvard Bioscience following any consummation of the Distribution. Certain of our directors are expected to remain on the Board of Directors of Harvard Bioscience following the Distribution. The continued service at both companies creates, or, may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for Harvard Bioscience than the decisions have for us.

Third parties may seek to hold us responsible for liabilities of Harvard Bioscience that we did not assume in our agreements.

In connection with the Separation, Harvard Bioscience has generally agreed to retain all liabilities that did not historically arise from our business. Third parties may seek to hold us responsible for Harvard Bioscience’s retained liabilities. Under our agreements with Harvard Bioscience, Harvard Bioscience has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Harvard Bioscience.

Any disputes that arise between us and Harvard Bioscience with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between Harvard Bioscience and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with non-compete provisions applicable to Harvard Bioscience and us;
•	labor, tax, employee benefit, indemnification and other matters arising from the Separation;
•	distribution and supply obligations;
•	employee retention and recruiting;

•	business combinations involving us;
•	sales or distributions by Harvard Bioscience of all or any portion of its ownership interest in us;
•	the nature, quality and pricing of transitional services Harvard Bioscience has agreed to provide us; and
•	business opportunities that may be attractive to both Harvard Bioscience and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we have entered into with Harvard Bioscience may be amended upon agreement between the parties. While we are controlled by Harvard Bioscience, Harvard Bioscience may be able to require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

Risks Relating To Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock.

There is currently no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock, or how liquid that market might be.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and may fluctuate significantly from period to period. If our sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products;
•	government or private healthcare reimbursement policies;
•	physician and patient acceptance of any of our current or future products;
•	manufacturing stoppages or delays;
•	introduction of competing products or technologies;
•	our operating expenses which fluctuate due to growth of our business; and
•	timing and size of any new product or technology acquisitions we may complete.

Once our common stock begins trading, the market price of our shares may fluctuate widely.

We cannot predict the prices at which our common stock may trade after the Distribution of our common stock by Harvard Bioscience. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Harvard Bioscience stockholders, and as a result, Harvard Bioscience stockholders may sell our shares after the Distribution.
•	the success or failure of surgeries and procedures involving the use our products;
•	the success and costs of preclinical and clinical testing and obtaining regulatory approvals or clearances for our products;
•	a shift in our investor base;

•	our quarterly or annual results of operations, or those of other companies in our industry;
•	actual or anticipated fluctuations in our operating results due to factors related to our business;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	announcements by us or our competitors of significant acquisitions, dispositions or intellectual property developments or issuances;
•	the failure to maintain our NASDAQ listing or failure of securities analysts to cover our common stock after the Distribution;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies; our issuance of equity, debt or other financing instruments after the Distribution.
•	overall market fluctuations; and
•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur following the Distribution by Harvard Bioscience, which could cause our stock price to decline.

The shares of our common stock that Harvard Bioscience distributes to its stockholders generally will be able to be sold immediately in the public market following the Distribution. Some Harvard Bioscience stockholders, including possibly some of its large stockholders, may sell our common stock received in the Distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock, or the perception in the market that this will occur, may result in a decline in the price of our common stock.

Your percentage ownership will be diluted in the future.

Your percentage ownership will be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the Distribution, our Board of Directors and Harvard Bioscience will have approved our 2013 Equity Incentive Plan, which provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants. In addition, your percentage ownership will be diluted by our issuance of common stock following the exercise of options, or vesting of restricted stock units, we expect to issue pertaining to the adjustment and conversion of outstanding Harvard Bioscience equity awards upon the effectiveness of the spin-off of our company.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our business as a division of a public company. As a public company with separate SEC reporting, regulatory, and stock exchange listing requirements, we will incur additional legal, accounting, compliance, and other expenses that we have not incurred historically. After the effectiveness of our Registration Statement on Form 10, we will be obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Stock Market and certain provisions of the Sarbanes-Oxley Act and its associated regulations, which will impose significant compliance obligations upon us.

Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and the Consumer Protection Act of 2010, as well as new rules subsequently implemented by the SEC and the NASDAQ Stock Market, have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with evolving laws, regulations, and standards in this regard are likely to result in increased marketing, selling, and administrative expenses, as well as a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations, and financial condition. We also expect these recent regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our Board of Directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming, and costly. In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement such required controls in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ Stock Market. Any such action could harm our reputation and the confidence of investors and clients in our company and could negatively affect our business and cause the price of our common stock to decline.

Provisions of Delaware law, of our amended and restated charter and amended and restated bylaws and our Shareholder Rights Plan may make a takeover more difficult, which could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the Board of Directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Prior to the Distribution, our Board of Directors will have adopted a Shareholder Rights Plan that could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, our company or a large block of our common stock. A third party that acquires 20% or more of our common stock could suffer substantial dilution of its ownership interest under the terms of the Shareholder Rights Plan through the issuance of common stock to all stockholders other than the acquiring person. We also have a staggered Board of Directors that makes it difficult for stockholders to change the composition of the Board of Directors in any one year. After the Distribution by Harvard Bioscience, any removal of directors will require a super-majority vote of the holders of at least 75% of the outstanding shares entitled to be cast on the election of directors which may discourage a third party from making a tender offer or otherwise attempting to obtain control of us. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and Board of Directors. Such provisions may also limit the price that investors might be willing to pay for shares of our common stock in the future.

Any issuance of preferred stock in the future may dilute the rights of our common stockholders.

Our Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, privileges and other terms of these shares. Our Board of Directors may exercise this authority without any further approval of stockholders. The rights of the holders of common stock may be adversely affected by the rights of future holders of preferred stock.

We do not intend to pay cash dividends on our common stock.

Currently, we do not anticipate paying any cash dividends to holders of our common stock. As a result, capital appreciation, if any, of our common stock will be a stockholder’s sole source of gain.

The recently enacted JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations and to reduce the amount of information provided in reports filed with the SEC. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are and we will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenues equal or exceed $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on some or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. If we avail ourselves of certain exemptions from various reporting requirements, our reduced disclosure may make it more difficult for investors and securities analysts to evaluate us and may result in less investor confidence.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	adverse developments in general business, economic and political conditions or any outbreak or escalation of hostilities on a national, regional or international basis;
•	changes in international or U.S. economic conditions, such as inflation, interest rate fluctuations, foreign exchange rate fluctuations or recessions;
•	our ability to attract and retain qualified personnel and key employees and retain senior management;
•	the amount and timing of costs associated with our development of bioreactors, scaffolds and other devices and products;
•	the success of our clinical trials and device and product development programs and the number of patients who can be treated with our products;
•	our ability to obtain and maintain regulatory approval for the bioreactors, scaffolds and other devices and product candidates we pursue;
•	unpredictable difficulties or delays in the development of new technology;
•	the availability and price of acceptable raw materials and components from third-party suppliers;
•	increased competition in the field of regenerative medicine and the financial resources of our competitors;
•	our failure to comply with regulations and any changes in regulations;
•	our ability to access debt and equity markets;
•	our inability to implement our growth strategy;
•	our ability to obtain and maintain intellectual property protection for our device and product candidates;
•	difficulties in obtaining or retaining the management and other human resource competencies that we need to achieve our business objectives;
•	labor relations;
•	our inability to operate effectively as a stand-alone, publicly traded company; and
•	the actual costs of separation may be higher than expected.

Other factors not identified above, including the risk factors described in the “Risk Factors” section of this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our control.

You should consider the areas of risk described above, as well as those set forth under the heading “Risk Factors” above, in connection with considering any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless we are required to do so by law.

THE SEPARATION

General

On April 30, 2013, the Board of Directors of Harvard Bioscience preliminarily approved a plan to separate Harvard Bioscience into two independent companies — one for Harvard Bioscience’s core life science research tools business, or LSRT, and HART for its regenerative medicine business, through the completion of a spin-off transaction. The spin-off will be effectuated by means of a pro-rata distribution of 100% of our common stock to the common stockholders of Harvard Bioscience.

The Distribution will be made pursuant to a plan of Separation and Distribution preliminarily approved by our Board of Directors on April 30, 2013, and finally approved on [           ], 2013. Upon the Distribution, Harvard Bioscience stockholders will own 100% of the common stock of HART. Harvard Bioscience’s Board of Directors believes that the Separation of LSRT and the regenerative medicine business into distinct entities with separate ownership and management is the best way to unlock the full value of these businesses for the benefit of Harvard Bioscience, our stockholders and each of the businesses.

Since early 2011, the Harvard Bioscience Board of Directors met numerous times with and without members of Harvard Bioscience’s senior management team to discuss the Separation. In these meetings, the Harvard Bioscience Board of Directors considered, among other things, the benefits to the businesses and to Harvard Bioscience stockholders that are expected to result from the Separation (see “Reasons for the Separation” below), the capital allocation strategies and dividend policies for the separated companies, the allocation of Harvard Bioscience’s existing assets, liabilities and businesses among the separated companies, the terms of certain commercial relationships among the separated companies that will exist following the Separation, the corporate governance arrangements that will be in place at each company following the Separation, and the appropriate members of senior management at each company following the Separation.

In furtherance of this plan, on [           ], 2013, the Harvard Bioscience Board of Directors approved the Distribution. In the Distribution, each holder of Harvard Bioscience common stock will receive on [          ], 2013, the Distribution Date, one share of our common stock for every [    ] shares of Harvard Bioscience common stock held at the close of business on the Record Date, as described below. Harvard Bioscience will not distribute any fractional shares of our common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. Following the Distribution, Harvard Bioscience stockholders will own 100% of our common stock.

You will not be required to make any payment, surrender or exchange your shares of Harvard Bioscience common stock or take any other action to receive your shares of our common stock.

Concurrently with the Separation, Harvard Bioscience will transfer all of its assets and liabilities relating to its regenerative medicine business to us, in return for the number of shares of our common stock distributable in the Distribution.

Furthermore, the Distribution as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “— Conditions to the Distribution.”

Reasons for the Separation

We believe that the business benefits that will occur as a result of the Separation and the Distribution include:

•	Market recognition of the value of our business. As we will be a separate public company after the Distribution, potential investors will be able to invest directly in our regenerative medicine business.
•	Focused management attention. Our management will be better able to focus its attention on our business. As a company dedicated to the regenerative medicine industry, capitalizing on emerging trends, and introducing new products and product extensions of our existing products, we expect to be in a better position to grow our business and to serve our customers more effectively through more efficient deployment of resources, increased operational flexibility, and enhanced responsiveness to customers.
•	Improved access to capital. As a separate public company, we will avoid conflicts in the allocation of capital between us and other Harvard Bioscience businesses. Rather, we will have direct access to the capital markets to issue equity or debt securities, which we expect will improve our access to capital and increase our flexibility to invest in innovation, product development, marketing, and production capacity, as well as to pursue strategic acquisitions.
•	Incentives for employees more directly linked to our performance. We expect to enhance employee motivation and to strengthen our management’s focus on our business through incentive compensation programs specifically tied to the results of our business operations and the market performance of our common stock. We believe that these incentives will enhance our ability to attract and retain qualified personnel.

The Number of Shares You Will Receive

For every [    ] shares of Harvard Bioscience common stock that you owned at the close of business on [           ], 2013, the Record Date, you will receive one share of our common stock on the Distribution Date. Harvard Bioscience will not distribute any fractional shares of our common stock to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. The transfer agent, in its sole discretion, without any influence by Harvard Bioscience or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Harvard Bioscience or us. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Dividend

Harvard Bioscience will distribute the shares of our common stock on the Distribution Date. Registrar & Transfer Company, which currently serves as the transfer agent and registrar for Harvard Bioscience’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the Distribution.

If you own Harvard Bioscience common stock as of the close of business on the Record Date, the shares of HART common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in this Distribution. If you sell shares of Harvard Bioscience common stock in the “regular-way” market, up to and including through the Distribution Date, you will be selling your right to receive shares of HART common stock in the Distribution.

Commencing on or shortly after the Distribution Date, if you hold physical stock certificates that represent your shares of Harvard Bioscience common stock and you are the registered holder of the Harvard Bioscience shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Registrar & Transfer Company at the address set forth on page 40 of this information statement.

Most Harvard Bioscience stockholders hold their shares of Harvard Bioscience common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Harvard Bioscience common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Registrar & Transfer Company, as distribution agent, will not deliver any fractional shares of our common stock in connection with the Distribution. Instead, Registrar & Transfer Company will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. See “Material U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the Distribution. If you physically hold Harvard Bioscience common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately four to six weeks from the Distribution Date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Harvard Bioscience stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Separation

After the Separation, we will be a separate publicly traded company. Immediately following the Distribution, we expect to have approximately [    ] stockholders of record, based on the number of registered stockholders of Harvard Bioscience common stock on [           ], 2013, and approximately [    ] million shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the Record Date and will reflect any exercise of Harvard Bioscience options between the date the Harvard Bioscience Board of Directors declares the dividend for the Distribution and the Record Date for the Distribution.

In connection with the Separation, we entered into a separation and distribution agreement and several other agreements with Harvard Bioscience to effect the Separation and provide a framework for our relationships with Harvard Bioscience after the Separation. These agreements will govern the relationships among us and Harvard Bioscience subsequent to the completion of the Separation plan and provide for the allocation among us and Harvard Bioscience of Harvard Bioscience’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to the Separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions” beginning on page 98 of this information statement.

The Distribution will not affect the number of outstanding shares of Harvard Bioscience common stock or any rights of Harvard Bioscience stockholders with respect to the common stock that they own. As further discussed below, the outstanding options to acquire common stock and restricted stock units will be adjusted in connection with the Distribution.

Our Relationship with Harvard Bioscience

Harvard Apparatus Regenerative Technology, Inc. was incorporated in May 2012 to provide a means for separating its regenerative medicine business from Harvard Bioscience’s life science research tools businesses. We are currently a wholly-owned subsidiary of Harvard Bioscience. Harvard Bioscience has been designing and manufacturing devices for life science researchers for over 100 years. Harvard Bioscience first focused on providing devices to scientists involved in regenerative medicine research in 2008. Since early 2009, Harvard Bioscience’s regenerative medicine business initiative operated as a part of Harvard Bioscience. Most of our products began as products made and sold by the Harvard Apparatus division of Harvard Bioscience. Harvard Apparatus began at Harvard Medical School in 1901 and is one of the best known and most respected brand names in physiology research. We believe this expertise and reputation are major advantages in attracting leading physicians as collaborators and will ultimately be valuable in selling our products to hospitals and clinicians. We will continue to pursue our business of developing and making devices for regenerative medicine researchers and clinicians.

Prior to the Distribution, Harvard Bioscience will have contributed to us the assets of its regenerative medicine business and cash of approximately $15 million. We had no material assets or activities as a separate corporate entity until the contribution to us by Harvard Bioscience of the businesses described in this information statement.

For several reasons enumerated in “Reasons for the Separation” below, Harvard Bioscience decided to separate its regenerative medicine business into a separate corporate entity and then spin-off its interest in our company to the Harvard Bioscience stockholders. Prior to the Distribution, we will enter into agreements with Harvard Bioscience that will govern the Separation and various interim and ongoing relationships. These agreements will be in effect as of the completion of the Distribution. These agreements will provide for, among other things, the transfer from Harvard Bioscience to us of assets and the assumption by us of liabilities comprising our businesses, employee and tax-related matters, intellectual property cross licenses, product distribution and manufacturing agreements, non-competition agreements and the transitional services Harvard Bioscience will provide to us and we may provide to Harvard Bioscience. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of the Separation. See “Certain Relationships and Related Transactions —  Agreements with Harvard Bioscience” for a more detailed discussion of these agreements. For more information regarding the assets and liabilities to be transferred to us, see financial statements and accompanying notes included elsewhere in this information statement. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related To Separation — We may have received better terms from unaffiliated third parties than the terms we received in our agreements with Harvard Bioscience.”

We intend to establish two wholly owned foreign subsidiaries, one in Germany and the other in Sweden that, in accordance with certain transition agreements between us and Harvard Bioscience, will be provided with services from certain subsidiaries of Harvard Bioscience.

Distribution by Harvard Bioscience of Our Shares

Harvard Bioscience will distribute all of the shares of our common stock it owns to Harvard Bioscience’s stockholders on the Distribution Date by means of a spin-off, which is a pro rata distribution by Harvard Bioscience of the shares of our common stock it owns to holders of Harvard Bioscience’s common stock. Harvard Bioscience’s agreement to complete the Distribution is contingent on the satisfaction or waiver of a variety of conditions, including the private letter and supplemental rulings Harvard Bioscience received from the IRS substantially to the effect that, among other things, the spin-off, together with certain related transactions, will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of Internal Revenue Code, or the Code. In addition, Harvard Bioscience has the right to terminate its obligations to complete the Distribution if, at any time, Harvard Bioscience’s Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. As a result, the Distribution may not occur by the contemplated time or at all. Following the Distribution, Harvard Bioscience will no longer own any of our outstanding common stock and we will thus be a separate corporate entity. Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect.

Registrar and Transfer Company, which currently serves as the transfer agent and registrar for Harvard Bioscience’s common stock, will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the Distribution.

Dilution Related to the Distribution by Harvard Bioscience of Our Shares

At the time of Harvard Bioscience’s distribution of our common stock it then owns, holders of Harvard Bioscience stock options and restricted stock units issued previously to employees and directors as part of Harvard Bioscience’s equity compensation plans, including our executive officers and certain of our directors, will receive an adjustment to their stock options and restricted stock units because those securities will not participate in the Distribution. Such adjustment is required under Harvard Bioscience’s employee benefit plans. The adjustments will be based on the estimated value of the entire Distribution, as measured by the relationship between Harvard Bioscience’s common stock price just prior to and after the Distribution. It is currently anticipated that Black-Scholes valuation modeling will be used to determine the value that each Harvard Bioscience option has lost at the time of the Distribution. We expect that, for adjustments to the quantity of outstanding stock options and restricted stock units, Harvard Bioscience will provide 80% of the value of the adjustment by issuing the holder additional Harvard Bioscience restricted stock units and options for shares of Harvard Bioscience common stock and 20% of the value of the adjustment will be provided by us issuing restricted stock units and options for shares of our common stock. The share amounts and exercise prices of the adjusted Harvard Bioscience awards and our awards would be adjusted in a manner to ensure the intrinsic value held by the holder pertaining to the existing Harvard Bioscience award is maintained immediately following the Distribution and shall be determined in a manner designed to result in no tax being triggered under Section 409A of the Internal Revenue Code. The exercise price of our common stock options to be issued as part of the Distribution adjustment described above will equal the fair market value of our common stock on the grant date.

The total value of the adjustments to be granted to holders of Harvard Bioscience options and restricted stock units due to Harvard Bioscience’s distribution of its shares of our common stock will depend on Harvard Bioscience’s common stock price just prior to and after the Distribution. Many factors may influence Harvard Bioscience’s common stock price just before and after the Distribution, including, but not limited, to the value of our company reflected in Harvard Bioscience’s common stock price just prior to the Distribution, the liquidity and trading volumes in Harvard Bioscience’s common stock, conditions in Harvard Bioscience’s other businesses, general economic conditions, events outside of Harvard Bioscience’s business that may affect Harvard Bioscience’s stock price and activities in stock markets at large. The total value of the adjustments will also depend on other estimates, including those involved in valuing options. As a result, the number of options for our common stock and the quantity of our restricted stock units to be issued at the time of the Distribution is not known at this time. Subject to the above qualifications, assuming that the market price of Harvard Bioscience’s common stock was $5.70 per share immediately prior to the Distribution and $4.00 per share immediately after the Distribution, and the fair market value of our common stock was $11.00 per share immediately after the Distribution, we expect that we would issue approximately 235,000 options to acquire shares of our common stock and approximately 15,000 restricted stock units as a part of the required adjustment to the outstanding Harvard Bioscience stock options and restricted stock units described above.

Our stock options and restricted stock units issued at the Distribution to holders of Harvard Bioscience stock options and restricted stock units issued previously to employees and directors as part of Harvard Bioscience’s equity compensation plans will vest in tandem with the originally-issued stock options and restricted stock units for the remaining life of the originally-issued stock options and restricted stock units. The continued vesting and exercisability of the stock options and restricted stock units will be conditioned on the recipient’s continued service to or employment with Harvard Bioscience or our company.

Separately, certain of our employees and directors, including our executive officers, are holders of vested and unvested options to buy Harvard Bioscience common stock and unvested restricted stock units pertaining to Harvard Bioscience’s common stock. Vesting and exercisability of such options and restricted stock units will continue through their original expiration dates so long as the individual holder is employed or providing service to us or Harvard Bioscience.

With respect to individual owners of both options and/or restricted stock units issued by our company and those issued by Harvard Bioscience, the compensation expense for such options and restricted stock units will be recognized by the company receiving the individual’s services. However, cash proceeds from the future option exercises will be realized by the company that issued the respective option.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to U.S. Holders (as defined below) of Harvard Bioscience common stock that receive shares of HART common stock in the Distribution. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Harvard Bioscience stockholders in light of their particular circumstances, nor does it address the consequences to Harvard Bioscience stockholders subject to special treatment under the U.S. federal income tax laws (such as holders other than U.S. Holders (as defined below), insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Harvard Bioscience stockholders who do not hold their Harvard Bioscience common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. HARVARD BIOSCIENCE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Harvard Bioscience common stock that is, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States.
•	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia.
•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.
•	A trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Harvard Bioscience common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Harvard Bioscience common stock should consult their own tax advisors regarding the tax consequences of the Distribution.

Distribution — The Distribution is conditioned upon the private letter ruling and supplemental private letter ruling received by Harvard Bioscience from the IRS, as discussed in more detail below, substantially to the effect that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect. Harvard Bioscience also expects to receive an opinion from Burns & Levinson LLP, special counsel to Harvard Bioscience, substantially to the effect that the Distribution will so qualify.

On the basis the Distribution so qualifies, in general, for U.S. federal income tax purposes: (i) the Distribution will not result in any taxable income, gain or loss to Harvard Bioscience, except for taxable income or gain possibly arising as a result of certain intercompany transactions; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) U.S. Holders of Harvard Bioscience common stock upon their receipt of shares of HART common stock in the Distribution, except with respect to cash received in lieu of any fractional share measured by the difference between the cash received for such fractional share and the U.S. Holder’s basis in that fractional share, as determined below; (iii) the aggregate basis of the Harvard Bioscience common stock and the HART common stock (including any fractional share interests in HART common stock for which cash is received) in the hands of each U.S. Holder of Harvard Bioscience common stock after the Distribution will equal the aggregate basis of Harvard Bioscience common stock held by the U.S. Holder immediately before the Distribution, allocated between the Harvard Bioscience common stock and the HART common stock in proportion to the relative fair market value of each on the Distribution Date; and (iv) the holding period of the HART common stock received by each U.S. Holder of Harvard Bioscience common stock (including any fractional share interests in HART common stock for which cash is received) will include the holding period at the time of the Distribution for the Harvard Bioscience common stock on which the Distribution is made, provided that the Harvard Bioscience common stock is held as a capital asset on the Distribution Date.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the ruling is based upon representations by Harvard Bioscience that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. In addition to obtaining the ruling from the IRS, Harvard Bioscience expects to obtain an opinion of Burns & Levinson LLP substantially to the effect that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by Harvard Bioscience and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts.

Notwithstanding receipt by Harvard Bioscience of the private letter and supplemental rulings from the IRS and opinion of counsel, the IRS could assert that the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Harvard Bioscience stockholders and Harvard Bioscience could be subject to significant U.S. federal income tax liability. In general, Harvard Bioscience would be subject to tax as if it had sold the HART common stock in a taxable sale for its fair market value and Harvard Bioscience stockholders who receive shares of HART common stock in the Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. In addition, even if the Distribution was otherwise to qualify under Section 355 of the Code, it may be taxable to Harvard Bioscience (but not to Harvard Bioscience stockholders) under Section 355(e) of the Code, if the Distribution was later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest in Harvard Bioscience or us. For this purpose, any acquisitions of Harvard Bioscience stock or of our common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although we or Harvard Bioscience may be able to rebut that presumption.

U.S. Treasury regulations also generally provide that if a U.S. Holder of Harvard Bioscience common stock holds different blocks of Harvard Bioscience common stock (generally shares of Harvard Bioscience common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Harvard Bioscience common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of HART common stock received in the Distribution in respect of such block of Harvard Bioscience common stock and such block of Harvard Bioscience common stock, in proportion to their respective fair market values, and the holding period of the shares of HART common stock received in the Distribution in respect of such block of Harvard Bioscience common stock will include the holding period of such block of Harvard Bioscience common stock, provided that such block of Harvard Bioscience common stock was held as a capital asset on the Distribution Date. If a U.S. Holder of Harvard Bioscience common stock is not able to identify which particular shares of HART common stock are received in the Distribution with respect to a particular block of Harvard Bioscience common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of HART common stock are received in the Distribution in respect of a particular block of Harvard Bioscience common stock, provided that such designation is consistent with the terms of the Distribution. Holders of Harvard Bioscience common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Tax Sharing Agreement — In connection with the Distribution, we and Harvard Bioscience will enter into a Tax Sharing Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the Distribution. In general, under the terms of the Tax Sharing Agreement, in the event the Distribution were to fail to qualify for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken by us after the Distribution, we would be responsible for all taxes imposed on Harvard Bioscience to the extent such taxes result from such actions. Further, if such failure were the result of any acquisition of our shares or assets or any of our representations or undertakings being incorrect or breached, we would be responsible for all taxes imposed on Harvard Bioscience as a result. For a more detailed discussion, see “Certain Relationships and Related Transactions — Agreements with Harvard Bioscience — Tax Sharing Agreement.” Our indemnification obligations to Harvard Bioscience and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify Harvard Bioscience and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

Information Reporting and Backup Withholding — U.S. Treasury regulations require certain stockholders who receive stock in a distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to a Harvard Bioscience stockholder in lieu of fractional shares of HART common stock in the Distribution may be subject to information reporting, unless the stockholder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28 percent), unless the stockholder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH HARVARD BIOSCIENCE STOCKHOLDER SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is currently no public market for our common stock. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “HART.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the Record Date and continuing up to and including through the Distribution Date, there will be two markets in Harvard Bioscience common stock: a “regular-way” market and an “ex-distribution” market. Shares of Harvard Bioscience common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the Distribution. Therefore, if you sell shares of Harvard Bioscience common stock in the “regular-way” market up to and including through the Distribution Date, you will be selling your right to receive shares of HART common stock in the Distribution. If you own shares of Harvard Bioscience common stock at the close of business on the Record Date and sell those shares on the “ex-distribution” market, up to and including through the Distribution Date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Harvard Bioscience common stock.

Furthermore, beginning on [           ], 2013 and continuing up to and including through the Distribution Date, there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Harvard Bioscience stockholders on the Distribution Date. If you owned shares of Harvard Bioscience common stock at the close of business on the Record Date, you would be entitled to shares of our common stock distributed pursuant to the Distribution. You may trade this entitlement to shares of our common stock, without the shares of Harvard Bioscience common stock you own, on the “when-issued” market. On the first trading day following the Distribution Date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the Distribution will be effective on [           ], 2013, the Distribution Date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the separation and distribution agreement, waived by Harvard Bioscience:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement shall be in effect;
•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution shall have been received;
•	the private letter ruling and a supplemental private letter ruling that Harvard Bioscience received from the IRS, to the effect that the Distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;
•	the Harvard Bioscience Board of Directors shall have received an opinion from Duff & Phelps to the effect that we and Harvard Bioscience each will be solvent, adequately capitalized immediately after the Distribution and able to pay its liabilities as they become absolute and mature and that Harvard Bioscience has sufficient surplus under Delaware law to declare the dividend of HART common stock;
•	all material government approvals and other consents necessary to consummate the Distribution shall have been received; and
•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligations on Harvard Bioscience’s part to effect the Distribution, and the Harvard Bioscience Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the Distribution and related transactions at any time prior to the Distribution Date. Harvard Bioscience has the right not to complete the Distribution if, at any time, the Harvard Bioscience Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders or that market conditions are such that it is not advisable to separate the regenerative medicine business from Harvard Bioscience.

Opinion of Duff & Phelps

Duff & Phelps was engaged by Harvard Bioscience to provide to the Harvard Bioscience Board of Directors a written opinion as to the sufficiency of the surplus under Delaware law to make the Distribution and as to the solvency and capitalization of each of Harvard Bioscience and HART after giving effect to the Distribution. On March 9, 2013, Duff & Phelps presented to the Harvard Bioscience Board of Directors its preliminary conclusions with respect to the solvency and capitalization of each of Harvard Bioscience and HART and with respect to the surplus of Harvard Bioscience, and Duff & Phelps informed the Harvard Bioscience Board of Directors that Duff & Phelps would continue to monitor both market conditions and the operating performance and financial condition of each of Harvard Bioscience and Harvard Bioscience’s regenerative medicine business, as such market conditions, operating performance and financial condition relate to the opinion.

On [           ], 2013, Duff & Phelps made a definitive presentation to the Harvard Bioscience Board of Directors and delivered a written opinion to the Harvard Bioscience Board of Directors to the effect that:

(i)	Immediately prior to the Distribution, Harvard Bioscience would have adequate capital surplus under the Delaware General Corporation Law to effect the Distribution, and
(ii)	Immediately prior to and after giving effect to the Distribution, Harvard Bioscience and HART would be solvent and adequately capitalized.

Duff & Phelps noted that its conclusions were based on information obtained from Harvard Bioscience and public sources of each of Harvard Bioscience and Harvard Bioscience’s regenerative medicine business as such information existed as of [           ], 2013. Duff & Phelps also noted that it had sufficient time, access to information and access to management to prepare its preliminary conclusions.

Duff & Phelps’ opinion is attached to this information statement as Annex A and was filed as an exhibit to an amendment to the Registration Statement on Form 10. The form of opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion. You should read the form of opinion carefully and in its entirety. Duff & Phelps will be providing this opinion for the information and assistance of the Boards of Directors of Harvard Bioscience.

In preparing its opinion, Duff & Phelps undertook a number of inquiries, analyses and other procedures as Duff & Phelps deemed necessary to enable Duff & Phelps to render the opinion described herein. Harvard Bioscience made available to Duff & Phelps those documents and information concerning Harvard Bioscience’s regenerative medicine business and operations which Duff & Phelps reasonable requested, including, without limitation: current and historical financial information, financial projections or forecasts prepared by Harvard Bioscience’s management, third-party appraisals or valuations previously performed, if any, and any other relevant information relating to Harvard Bioscience or the Distribution prepared by Harvard Bioscience or any of its other advisors. Harvard Bioscience provided documentation relating to the Distribution as it became available. Harvard Bioscience also provided Duff & Phelps with reasonable access to Harvard Bioscience’s officers, directors, employees, independent accountants and other advisors. In addition to reviewing documents and information provided by Harvard Bioscience, Duff & Phelps also reviewed industry and selected public company financial data it deemed relevant, to the extent available, obtained from public and other available sources. Duff & Phelps used generally accepted valuation and analytical techniques as the basis for its analysis and opinion.

Harvard Bioscience specifically requested that Duff & Phelps determine whether, as of the Distribution Date and after giving effect to the Distribution:

(i)	The assets of each of Harvard Bioscience and HART, as applicable, at a Fair Valuation, exceed its respective Debts (including Contingent Liabilities);
(ii)	Each of Harvard Bioscience and HART, as applicable, will not have an unreasonably small amount of assets (or capital) for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage; and
(iii)	Each of Harvard Bioscience and HART, as applicable, should be able to pay its respective Debts (including Contingent Liabilities) as they become due.

In addition, Harvard Bioscience specifically requested that Duff & Phelps determine whether, immediately before giving effect to the Distribution, the fair value of the assets of Harvard Bioscience exceeds the sum of (a) its liabilities (including Contingent Liabilities), (b) its capital (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law) and (c) the Distribution.

Under Delaware law, distributions may be paid out of surplus, which is defined pursuant to the Delaware General Corporation Law as the excess, if any, at any given time, of the net assets of a corporation (which is the amount by which total assets exceeds total liabilities) over the amount of such corporation’s capital. Solely for the purposes of preparing its preliminary and final conclusions, Duff & Phelps, without making any representation as to the legal sufficiency for any purpose, defined the following terms and phrases:

“Debt” and “Liability” each mean a liability on a right to payment, whether or not the right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

“Fair Valuation” means the aggregate amount for which the assets of an entity would change hands between an interested purchaser and a seller in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act, with reasonable promptness, not to exceed one year.

“Contingent Liabilities” means the contingent liabilities as either publicly disclosed, set forth in written materials delivered to Duff & Phelps by Harvard Bioscience, or identified to Duff & Phelps by officers or representatives of Harvard Bioscience.

“Not have an unreasonably small amount of capital for each of the respective businesses in which each is engaged or in which management has indicated each intends to engage” and “able to pay its respective Debts (including Contingent Liabilities), as they become due” mean that Harvard Bioscience or HART, as applicable, should be able to generate enough cash from operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including Contingent Liabilities) as they become due.

For the purposes of preparing its opinion, Duff & Phelps conducted a “balance sheet test” to determine whether, after giving effect to the consummation of the Distribution, the assets of each of Harvard Bioscience and HART, as applicable, at a Fair Valuation, exceed its respective Debts (including Contingent Liabilities). Duff & Phelps has tailored the balance sheet test so as to enable Duff & Phelps to reach a conclusion with respect to each of the determinations Duff & Phelps has been requested to make. The balance sheet test used by Duff & Phelps is a valuation analysis that was performed on a controlling interest basis using selected public company analysis, selected transaction analysis and discounted cash flow analysis. As part of its preliminary conclusions, Duff & Phelps determined, as of the Distribution Date and after giving effect to the Distribution, that each of Harvard Bioscience and HART, as applicable passed the balance sheet test.

For the purposes of preparing its opinion, Duff & Phelps conducted a “capital adequacy test” and cash flow test” to determine whether, after giving effect to the Distribution, (i) each of Harvard Bioscience and HART would be able to pays its respective Debts (including Contingent Liabilities), as they become due and (ii) each of Harvard Bioscience and HART, as applicable, would not have an unreasonably small amount of capital for the respective business in which each is engaged or is proposed to be engaged following the consummation of the Distribution. In performing the capital adequacy test and cash flow test, Duff & Phelps (a) performed a detailed analysis of the cash flows expected to be produced by each of Harvard Bioscience and HART and modeled required debt payments and capital needs, (b) performed a sensitivity analysis on the projected cash flows of each of Harvard Bioscience and HART to assess capital adequacy and the ability to make required debt payments under a reasonable downside scenario, (c) assessed the debt capacity of each of Harvard Bioscience and HART and the ability to access the capital markets under both cases outlined in (a) and (b) above, and (d) analyzed various financial ratios, including interest coverage, fixed charge coverage and leverage ratios.

As part of its opinion, Duff & Phelps determined, after giving pro forma effect to the Distribution, that each of Harvard Bioscience and HART passed the capital adequacy and cash flow tests.

For purposes of preparing its opinion, Duff & Phelps conducted a “capital surplus test” to determine whether, immediately before giving effect to the Distribution, the fair value of the assets of Harvard Bioscience exceeds the sum of (a) its liabilities (including Contingent Liabilities), (b) its capital (as such capital is calculated pursuant to Section 154 of the Delaware General Corporation Law) and (c) the Distribution. As part of its opinion, Duff & Phelps determined that Harvard Bioscience passed the capital surplus test.

The preparation of an opinion of the type described above is a complex process and is not necessary susceptible to a summary description. Selecting portions of the summary set forth above, without considering the summary as a whole, could create an incomplete view of the process underlying Duff & Phelps’ opinion. In addition, analyses underlying opinions of the type described above are based upon forecasts of future results and therefore are not necessarily indicative of actual future results or financial condition. Because such analyses, which are based upon numerous factors or events beyond the control of the parties or their respective advisors, are inherently subject to uncertainty, none of Harvard Bioscience, HART or Duff & Phelps or any other person assumes responsibility if future results or financial condition are different from those forecast.

Duff & Phelps and Harvard Bioscience agreed that Duff & Phelps’ engagement was made solely for the benefit of Harvard Bioscience and its Boards of Directors and Duff & Phelps and certain indemnified persons and their respective successors and assigns, and no other person acquired or has any right under or by virtue of Duff & Phelps’ engagement letter. However, Duff & Phelps did agree to allow HART to include its opinion in this information statement. Pursuant to the terms of the engagement letter between Duff & Phelps and Harvard Bioscience, Duff & Phelps assumes no responsibility for the accuracy or completeness of any information provided by or on behalf of Harvard Bioscience or any other information provided or otherwise made available to Duff & Phelps regarding Harvard Bioscience, HART or the spin-off. Duff & Phelps relied upon the accuracy and completeness of all information provided to it by or on behalf of Harvard Bioscience and HART, and Duff & Phelps’ opinion sets forth these and other reasonable limitations. Harvard Bioscience has agreed to indemnify and hold harmless Duff & Phelps and its affiliates, and its and their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons, from and against all losses which (i) are related to or arise out of any untrue statement or alleged untrue statement of a material fact contained in any oral or written information provided to Duff & Phelps or any other person or (ii) are otherwise related to or arise out of Duff & Phelps’ engagement, role, activities or the performance of professional services on Harvard Bioscience’s behalf pursuant to their engagement. However, Harvard Bioscience will not be responsible for any losses (i) which result from any settlement not approved by Harvard Bioscience in its reasonable judgment or (ii) are determined by a final judgment of a court of competent jurisdiction to have resulted primarily and directly from the fraud, willful misconduct or gross negligence of an indemnified person.

Harvard Bioscience has paid Duff & Phelps a professional fee for its engagement to render its opinion as to the sufficiency of the surplus under Delaware law to make the Distribution of HART common stock and as to the solvency and capitalization of each of Harvard Bioscience and HART after giving effect to the Distribution and will reimburse Duff & Phelps for all out-of-pocket expenses incurred in connection with its engagement. Duff & Phelps’ fee was not contingent upon either the conclusions set forth in Duff & Phelps’ opinion or the consummation of the Distribution. Duff & Phelps have provided no other services to Harvard Bioscience or HART during the last two years.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Harvard Bioscience stockholders who are entitled to receive shares of HART common stock in the Distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Harvard Bioscience nor HART will undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We have never declared or paid cash dividends. We do not intend to pay cash dividends on our common stock for the foreseeable future, but currently intend to retain any future earnings to fund the development and growth of our business. The payment of cash dividends, if any, on the common stock will rest solely within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements, financial condition, legal requirements, and other relevant factors as determined by our Board of Directors. There can be no assurance that we will continue to pay any dividends if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2013:

•	on an actual basis; and
•	on a pro forma “as adjusted” basis to reflect the receipt of approximately $15 million in cash from Harvard Bioscience as a pro forma transaction:
•	excludes 3,000,000 shares of our common stock reserved for issuance under the 2013 Equity Incentive Plan, or 2013 Plan, upon the exercise of stock options, restricted stock units, or restricted stock that will be issued under our employee benefit plans, which will include:
•	approximately 2,100,000 shares of our common stock reserved for issuance in connection with the exercise of the initial option grants to our executives and employees that will be granted following the Distribution, as described in “Director and Executive Compensation — Separation Grants;”
•	shares of our common stock that may be issued in connection with compensation of our directors, as described in “Director and Executive Compensation — Board of Directors’ Compensation;” and
•	shares of our common stock that may be issued in connection with the exercise or vesting of options or restricted stock units we issue pertaining to the adjustment and conversion of outstanding Harvard Bioscience equity awards upon the effectiveness of the spin-off, as described in “Director and Executive Compensation — Treatment of Outstanding Harvard Bioscience Equity Awards.”

You should read the information in the following table together with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited financial statements and the related notes included elsewhere in this information statement.

	As of March 31, 2013
	Historical	Pro forma as adjusted
	(Unaudited) (in thousands)
Long-term debt	$—	$—
Total invested equity	$92	$92
Stockholders’ equity:
Preferred stock, $0.01 par value; no shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 30,000,000 shares authorized; 8,000,000 shares issued and outstanding as adjusted	—	—
Additional paid-in capital	—	15,000
Total stockholders’ equity	—	15,092
Total capitalization	$92	$15,092

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected financial data for the periods and as of the dates indicated. You should read the following selected financial data in conjunction with our audited and unaudited financial statements and the related notes thereto included elsewhere in this information statement and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this information statement.

Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for any other period or the full year.

	Three Months Ended		Years ended December 31,			Period from February 24, 2009 (inception) to March 31, 2013
	March 31, 2013	March 31, 2012	2012	2011	2010
	(unaudited)	(unaudited)
(in thousands)
Statement of Operations Data:
Net revenue	$—	$—	$—	$—	$—	$—
Cost of product revenues	—	—	—	—	—	—
Gross profit	—	—	—	—	—	—
Operating Expenses:
Selling and marketing expenses	20	16	116	215	53	404
General and administrative expenses	840	423	2,570	1,251	572	5,421
Research and development expenses	1,160	815	4,027	2,285	727	8,593
Total operating expenses	2,020	1,254	6,713	3,751	1,352	14,418
Operating loss	(2,020)	(1,254)	(6,713)	(3,751)	(1,352)	(14,418)
Loss before income taxes	(2,020)	(1,254)	(6,713)	(3,751)	(1,352)	(14,418)
Net loss	$(2,020)	$(1,254)	$(6,713)	$(3,751)	$(1,352)	$(14,418)

	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010
	(unaudited)	(unaudited)
(in thousands)
Balance Sheet Data:
Total Assets	$422	$438	$438	$187	$1
Total Liabilities	330	411	411	165	269
Harvard Bioscience, Inc. invested equity (deficit)	$92	$27	$27	$22	$(268)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and the related notes included in this information statement. Management’s discussion and analysis contains forward-looking statements that involve risks and uncertainties, including those we detail under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this information statement, such as statements of our plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect” and the like, and/or future tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this information statement. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this information statement.

Overview

Relationship with Harvard Bioscience

Harvard Apparatus Regenerative Technology, Inc. is a wholly-owned subsidiary of Harvard Bioscience, Inc. We were incorporated on May 3, 2012 by Harvard Bioscience to provide a means for separating its regenerative medicine business from its other businesses. Harvard Bioscience has been designing and manufacturing devices for life science researchers for over 100 years. Harvard Bioscience first focused on providing devices to scientists involved in regenerative medicine research in 2008. Since early 2009, Harvard Bioscience’s regenerative medicine business initiative has been operated as a division of Harvard Bioscience. Harvard Bioscience decided to separate its regenerative medicine business into our company, a separate corporate entity, and then to spin off its interest in our business to its stockholders. Prior to the Distribution, Harvard Bioscience will have contributed the assets of its regenerative medicine business and approximately $15 million in cash to us. Following the Distribution, Harvard Bioscience will no longer be a stockholder of our common stock and will no longer control our operations. We had no material assets or activities as a separate corporate entity until the contribution to us by Harvard Bioscience of those assets and that business. We will continue to pursue our business of developing and making devices for regenerative medicine researchers and clinicians.

Our Business

We are a clinical-stage regenerative medicine company developing life-saving medical products. Our first product is the InBreath Airway Transplant System which is comprised of a bioreactor and a synthetic scaffold that can be used by surgeons to create a replacement airway, such as a trachea, a bronchus or tracheobronchial combination, for patients who need an airway transplant. Our bioreactor technology has been used in eight successful human airway transplant surgeries, including what we believe to be the world’s first transplant of a regenerated airway. In addition, we believe the second surgery using our technology was the world’s first transplant of a regenerated airway using a synthetic scaffold.

The seventh airway transplant surgery took place in April 2013 at Children’s Hospital of Illinois in Peoria with FDA approval under an investigator-led Investigational New Drug application, or IND. This surgery included the first use of our InBreath System in a trachea transplant in the U.S. and the first use of our products in a child, as well as the first transplant using a synthetic scaffold we manufactured. The recipient of the implant, a two-year-old girl, initially recovered well but approximately two months after the trachea transplant surgery the patient underwent a second surgery to correct a defect in her esophagus. On July 6, approximately one month after the second surgery and three months after the initial surgery the patient died from complications of the second surgery. Dr. Macchiarini, who led the team performing the trachea surgery, noted that the implanted trachea was not the cause of the patient’s death, pointing out that the girl's native tissue was very fragile. We use our depth of knowledge, our existing technologies and products and continued research and development to develop and provide products to be used by physicians for growing organs outside the body for transplant.

Business Drivers/Factors Affecting Results of Operations

To date, our business efforts have been focused on developing and providing synthetic scaffolds and bioreactors to regenerative medicine researchers and practitioners. We have not generated revenues to date. Going forward, we intend to generate revenues from the sale of our synthetic scaffolds and bioreactors, some of which will be given to certain key researcher collaborators to accelerate development of new bioreactor technologies and some of which will generate revenues. Until we are able to commercialize our InBreath System upon receipt of regulatory agency approvals to market that product for clinical use we expect our costs to exceed our revenues.

Once we receive regulatory agency approvals to market the InBreath System for surgeons to use in human transplant procedures, especially for trachea transplants, we expect to generate meaningful revenues. At that time we anticipate that we will be paid on a per-procedure basis for the use of the InBreath System. Although we hope to receive regulatory approvals to market our synthetic scaffolds and bioreactors for use by surgeons to perform transplants of additional organs, we expect that approval for our trachea transplant products and successful commercialization thereof will lead to sufficient sales for us to achieve profitability.

Basis of Presentation

Historically, we have operated as part of Harvard Bioscience, and not as a stand-alone company. Financial statements were not previously prepared for us since we did not operate as a separate legal entity prior to the Separation from Harvard Bioscience. The discussion and analysis of our financial condition and results of operations are based on the historical Harvard Bioscience regenerative medicine business financial statements, which we prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements required that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the expenses during the reporting periods presented. Assets and liabilities have been presented at Harvard Bioscience’s book values for those items at the dates of the financial statements. Certain of the expenses were allocated based on estimates of costs incurred by Harvard Bioscience on behalf of the regenerative medicine business or services provided by Harvard Bioscience personnel who were not wholly engaged in the regenerative medicine business but who supported that business directly or indirectly during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

Related Party Relationship with Harvard Bioscience

Harvard Bioscience will distribute all of the shares of our common stock it owns to Harvard Bioscience’s stockholders on the Distribution Date by means of a spin-off, which is a pro rata distribution by Harvard Bioscience of the shares of our common stock it owns to holders of Harvard Bioscience’s common stock. Harvard Bioscience’s agreement to complete the Distribution is contingent on the satisfaction or waiver of a variety of conditions. In addition, Harvard Bioscience has the right to terminate its obligations to complete the Distribution if, at any time, Harvard Bioscience’s Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. As a result, the Distribution may not occur by the contemplated time or at all.

Prior to the completion of the Distribution, we will enter into agreements with Harvard Bioscience that will govern the Separation and various interim and ongoing relationships. These agreements will be in effect as of the Distribution Date. They will provide for, among other things, the transfer from Harvard Bioscience to us of assets and the assumption by us of liabilities comprising our businesses. In accordance with such agreements, we expect to pay Harvard Bioscience to provide continued services in the areas of accounting, management, payroll, facilities usage, benefits administration, human resources, information services and various other corporate services, operations, and engineering for periods ranging from six months to one year following the Separation and Distribution. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of the Separation. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

Results of Operations

Components of Operating Loss

Research and development expense.  Research and development expense consists of salaries and related expenses, including stock-based compensation, for personnel and contracted consultants to develop our new products, primarily synthetic organ scaffolds and 3D organ bioreactors. Other research and development expenses include the costs of outside service providers and material costs for prototype and test units and outside testing facilities performing cell growth and materials experiments. We expense research and development costs as incurred.

General and administrative expense.  General and administrative expense consists primarily of salaries and other related expenses, including stock-based compensation, for personnel in executive, accounting, information technology and human resources roles. Other costs include professional fees for legal and accounting services, insurance, investor relations and facility costs.

Sales and marketing expense.  Sales and marketing expense consists primarily of salaries and related expenses, including stock-based compensation, for personnel performing sales, marketing, and business development roles, and costs associated with their travel and participation in trade shows and conferences. It also includes the costs of catalogs, marketing communications and web site development and maintenance.

Comparison of three months ended March 31, 2013 to three months ended March 31, 2012

Research and Development Expense

Research and development expense increased $0.3 million, or 42%, to $1.2 million for the three months ended March 31, 2013 compared with $0.8 million for the three months ended March 31, 2012. The increase was due to a substantial increase in our activities in organ bioreactor and scaffold research and development. The increased bioreactor and scaffold development costs in 2013 included additional engineering and technical resources. These increases were made to support a greater number of regenerative medicine collaborators and to accelerate the development of several new bioreactors to help further their research efforts, and to develop a synthetic tracheal scaffold product.

General and Administrative Expense

General and administrative expense increased $0.4 million, or 99%, to $0.8 million for the three months ended March 31, 2013 compared with $0.4 million for the three months ended March 31, 2012. Of the $0.4 million increase, $0.3 million was due to greater legal, accounting and facilities related costs associated with the organization and operation of the business. Approximately $0.1 million of the year-to-year increase related to increased management focus from Harvard Bioscience’s senior executives which increased our allocated expense. Payroll-related costs for such individuals were allocated to our business based on the percentage of their time spent managing or supporting our business.

Sales and Marketing Expense

Sales and marketing expense increased approximately $4,000, or 24%, to $20,000 for the three months ended March 31, 2013 compared with $16,000 for the three months ended March 31, 2012. The increase was primarily due to higher business development costs.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity.  We have incurred operating losses and negative operating cash flow since inception, and we had an accumulated deficit of $14.4 million as of March 31, 2013. Since inception, our operations have been funded by contributions from Harvard Bioscience. We are currently investing significant resources in the development and commercialization of our products for use by clinicians and researchers in the field of regenerative medicine. As a result, we expect to incur operating losses and negative operating cash flow for the foreseeable future.

On May 1, 2013 Harvard Bioscience announced its intention to move forward with respect to the HART spin-off. In addition, concurrent with the completion of this spin-off, Harvard Bioscience will contribute approximately $15 million in cash to us.

Operating activities.  Net cash used in operating activities of $1.9 million for the three months ended March 31, 2013 was primarily a result of our $2.0 million net loss, offset by a $0.1 million add-back of non-cash expenses of stock-based compensation.

Net cash used in operating activities of $1.2 million for the three months ended March 31, 2012 was primarily a result of our $1.3 million net loss, offset by a $0.1 million add-back of non-cash expenses of stock-based compensation.

Investing activities.  Net cash used in investing activities during the three months ended March 31, 2013 and 2012 reflected additions to property, plant and equipment.

Financing activities.  Cash generated from financing activities in all periods presented represented Harvard Bioscience’s funding of our business activities.

Comparison of Years Ended December 31, 2012 and 2011

Research and Development Expense

Research and development expense increased $1.7 million, or 76%, to $4.0 million for the year ended December 31, 2012 compared with $2.3 million for the year ended December 31, 2011. Of the $1.7 million increase, approximately $1.3 million related to an increase in our activities in organ bioreactor research and development and $0.4 million represented increased efforts with respect to a clinical infusion pump product we have been developing. The increased bioreactor development costs in 2012 included additional engineering and technical resources. These increases were made to support a greater number of regenerative medicine collaborators and to accelerate the development of several new bioreactors to help further their research efforts. The increased activities related to organ bioreactor development also included the costs related to three trachea transplant procedures, compared with two such procedures in the year ended December 31, 2011.

General and Administrative Expense

General and administrative expense increased $1.3 million, or 105%, to $2.6 million for the year ended December 31, 2012 compared with $1.3 million for the year ended December 31, 2011. Of the $1.3 million increase, $0.3 million was due to greater legal fees associated with the organization and operation of the business. Approximately $0.6 million of the year-to-year increase related to increased management focus from Harvard Bioscience’s senior executives which increased our allocated expense. Payroll-related costs for such individuals were allocated to our business based on the percentage of their time spent managing or supporting our business. Also, we established a quality assurance and regulatory compliance function during 2011 which accounted for approximately $0.1 million of the year-to-year general and administrative expense increase, audit costs increased by $0.1 million and various other costs increased by a combined $0.2 million year-to-year.

Sales and Marketing Expense

Sales and marketing expense decreased approximately $0.1 million, or 46%, to $0.1 million for the year ended December 31, 2012 compared with $0.2 million for the year ended December 31, 2011. The decrease was primarily due to lower catalog and marketing communication costs.

Comparison of the Years Ended December 31, 2011 and 2010

Research and Development Expense

Research and development expense increased $1.6 million, or 214%, to $2.3 million for the year ended December 31, 2011 compared with $0.7 million for the year ended December 31, 2010. Of the $1.6 million increase, approximately $1.2 million related to an increase in resources devoted to our development of a clinical infusion pump product and $0.4 million reflected increased efforts in our organ bioreactor development program, including the costs related to our support of two human trachea transplants during 2011. Approximately $1.1 million of the year-to-year cost increase in the clinical infusion pump project represented additional engineering headcount and consulting costs related to design and engineering services. The increased bioreactor-related research and development costs in 2011 included the effects of three of our scientists devoting a much greater percentage of their time to the regenerative medicine business in that year compared with the prior year, and the payroll-related costs of one scientist hired during 2011.

General and Administrative Expense

General and administrative expense increased approximately $0.7 million, or 119%, to $1.3 million for the year ended December 31, 2011 compared with $0.6 million for the year ended December 31, 2010. Of the $0.7 million increase, approximately $0.3 million of the year-to-year increase related to increased management focus from Harvard Bioscience’s senior executives which increased our allocated expense. Payroll-related costs for such individuals were allocated to our business based on the percentage of their time spent managing or supporting our business. Of the $0.7 million year-to-year increase in general and administrative expense, $0.2 million represented other Harvard Bioscience costs allocated to our business and $0.1 million represented an increase in professional fees.

Sales and Marketing Expense

Sales and marketing expense increased approximately $0.2 million, or 303%, to $0.2 million for the year ended December 31, 2011 compared with $53,000 for the year ended December 31, 2010. The increase was primarily due to the costs to publish a catalog, brochures and marketing literature, greater tradeshow participation and web site content development.

Financial Condition, Liquidity and Capital Resources

Sources of liquidity.  We have incurred operating losses and negative operating cash flow since inception, and we had an accumulated deficit of $12.4 million as of December 31, 2012. Since inception, our operations have been funded by contributions from Harvard Bioscience. We are currently investing significant resources in the development and commercialization of our products for use by clinicians and researchers in the field of regenerative medicine. As a result, we expect to incur operating losses and negative operating cash flow for the foreseeable future. Prior to the Distribution, Harvard Bioscience will contribute approximately $15 million in cash to us.

Operating activities.  Net cash used in operating activities of $5.9 million for the twelve months ended December 31, 2012 was primarily a result of our $6.7 million net loss, reduced by the $0.6 million add-back of non-cash expenses ($0.5 million of stock-based compensation and $0.1 million of depreciation) and $0.2 million favorable effect from the change in working capital.

Net cash used in operating activities of $3.6 million for the twelve months ended December 31, 2011 was primarily a result of our $3.8 million net loss, offset by the add-back of non-cash expenses of $0.3 million of stock-based compensation.

Net cash used in operating activities of $1.0 million for the year ended December 31, 2010 was primarily a result of our $1.4 million net loss, partially offset by a $0.1 million add-back of non-cash stock-based compensation expense and a $0.2 million favorable effect from the change in working capital.

Investing activities.  Net cash used in investing activities during the twelve month periods ended December 31, 2012 and 2011 reflected additions to property, plant and equipment.

Financing activities.  Cash generated from financing activities in all periods presented represented Harvard Bioscience’s funding of our business activities.

Tax Attributes Relating to Historical Operating Losses

All tax attributes, including net operating losses and tax credits, related to our operating losses through the date of the Separation will remain with Harvard Bioscience following the Separation.

Option Vesting, Compensation Expense and Exercise Proceeds

In connection with the Distribution, we expect to issue options to purchase our common stock and restricted stock units to Harvard Bioscience employees and directors who hold options and restricted stock units issued by Harvard Bioscience prior to the Distribution.

Such stock options and restricted stock units that we issue at the Distribution will vest in tandem with the stock options and restricted stock units originally issued by Harvard Bioscience for the remaining life of such stock options and restricted stock units. The continued vesting and exercisability of the stock options and restricted stock units we issue will be conditional on the recipient’s continued service to or employment with Harvard Bioscience or our company.

Separately, certain of our employees and directors, including our executive officers, are holders of vested and unvested options to buy Harvard Bioscience common stock and unvested restricted stock units pertaining to Harvard Bioscience’s common stock. Vesting and exercisability of such options and restricted stock units will continue through their original expiration dates so long as the individual holder is employed or providing service to us or Harvard Bioscience.

With respect to individual owners of both options and/or restricted stock units issued by our company and those issued by Harvard Bioscience, the compensation expense for such options and restricted stock units will be recognized by the company receiving the individual’s services. However, cash proceeds from the future option exercises will be realized by the company that issued the respective option.

Future Funding Requirements

We have generated operating losses each year to date. We do not expect to generate sufficient revenues to achieve annual earnings or positive cash flows until we obtain regulatory approval and commercialize one of our organ bioreactors and synthetic scaffold systems. Until that time, we expect to maintain or increase our ongoing development activities. Also, after the Distribution and upon our listing on NASDAQ, we expect to incur additional costs associated with operating as a publicly-traded company.

Harvard Bioscience will no longer fund our operations following the Distribution. Based on our current operating plan, we believe that the approximately $15 million cash contribution from Harvard Bioscience will be sufficient to fund our operating expenses, working capital needs and capital expenditures for at least 18 months following the Distribution. We have based our estimates on assumptions that may prove wrong, and we may use our available capital resources sooner than we expect. Further, our strategy or business plan may change in the future, possibly changing the rate of our spending or need for additional capital. We may need to secure future funding through equity offerings, debt financings, government funding, marketing and distribution arrangements and other collaborations or strategic alliances. Equity offerings would dilute the ownership interests of existing stockholders. Debt financing, if available, could result in agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or paying dividends. If we raise additional funds through government funding, marketing and distribution arrangements or other collaborations or strategic alliances we may have to relinquish rights to our technologies or future revenue streams, or grant licenses on terms that may not be favorable to us. We cannot assure you that we will be successful in raising additional capital on favorable terms or at all. In addition, to preserve the tax-free treatment to Harvard Bioscience of the Distribution, for the two-year period following the Distribution we will be limited in issuing equity securities beyond certain thresholds which may limit our ability to raise additional capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including unrecorded derivative instruments that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Effect of Inflation and Changes in Prices

We do not expect inflation and changes in price to have a material effect on our operations in the next year.

Recent Authoritative Accounting Guidance

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Critical Accounting Policies and Estimates

Our financial statements, which appear at page F-1, have been prepared in accordance with accounting principles generally accepted in the U.S., which require that we make certain assumptions and estimates and, in connection therewith, adopt certain accounting policies. Our significant accounting policies are set forth in

Note 2 to our financial statements included in this information statement. Of those policies, we believe that the policies discussed below may involve a higher degree of judgment and may be more critical to an accurate reflection of our financial condition and results of operations.

Stock-Based Compensation

We account for stock-based payment awards in accordance with the provisions of FASB ASC 718, Compensation — Stock Compensation, which requires us to recognize compensation expense for all stock-based payment awards, including stock options and restricted stock units, made to employees and directors. All amounts shown in the financial statements presented in this information statement related to stock-based compensation pertain to Harvard Bioscience employees who were participants in the Harvard Bioscience stock option plans and/or the Harvard Bioscience Employee Stock Purchase Plan and were directly involved in the regenerative medicine business and were allocated based upon each participant’s time spent on our business.

We value stock-based payment awards, except restricted stock awards, at grant date using the Black-Scholes option pricing model. Our determination of fair value of stock-based payment awards has been affected by the Harvard Bioscience common stock price as well as assumptions regarding a number of complex and subjective variables, such as expected stock price volatility and employee forfeitures over the terms of the awards.

Stock-based compensation expense recognized under FASB ASC 718 for the three month periods ended March 31, 2013 and 2012, and the years ended December 31, 2012, 2011 and 2010 was $0.1 million, $0.1 million, $0.5 million, $0.3 million and $0.1 million, respectively, which consisted of stock-based compensation expense related to employee stock options, the Harvard Bioscience Employee Stock Purchase Plan and restricted stock units. We record stock compensation expense on a straight-line basis over the requisite service period for all awards granted. Also, we expect to grant to certain of our executives, employees and our directors upon the Distribution, grants of options for shares of our common stock in order to, among other things, provide executives, employees and directors with a stock-based incentive and align their interests with those of our stockholders. The value of the stock option grants will be expensed ratably over a four-year vesting term. We expect some of these grants to be performance-based options which will be earned upon achievement of certain milestones.

BUSINESS

We are a clinical-stage regenerative medicine company developing life-saving medical products.

Our first product, the InBreathTM Airway Transplant System, is intended to be used to restore the structure and/or function of a severely damaged airway. The InBreath System is comprised of a porous plastic scaffold made in the size and shape of the natural trachea, bronchus or tracheobronchial tree and a rotating bioreactor used to seed the patient’s own bone marrow cells onto the scaffold prior to implant. The InBreath System can be used by surgeons to create a replacement trachea, or airway, for patients who need an airway transplant.

We believe InBreath System is the first to enable the application of regenerative medicine techniques to the production and transplant of complex, three-dimensional human organs like the trachea. Our bioreactor technology has been used in seven successful human airway transplant surgeries, including in 2008 with what we believe to be the world’s first transplant of a regenerated airway. In addition, we believe the second surgery using our bioreactor technology, as performed in 2011, was the world’s first transplant of a regenerated airway using a synthetic scaffold. The patients who received these two airway transplants are alive more than five years and more than two years, respectively, following their surgeries, and each of these surgeries were published in The Lancet, one of the world’s most respected peer-reviewed medical journals. The seventh airway transplant surgery took place in April 2013 at Children’s Hospital of Illinois in Peoria with FDA approval under an investigator-led IND. This surgery included the first use of the InBreath System in a trachea transplant in the U.S. and the first use of our products in a child, as well as the first transplant using a synthetic scaffold we manufactured. An eighth surgery was performed in July 2013. The eight human airway transplants to date have been led by Dr. Paolo Macchiarini, a world-renowned thoracic surgeon of the Karolinska Institutet, one of Europe’s leading research hospitals.

We believe our technology could enable surgeons to cure nearly all primary trachea cancers. Our products address the critical challenges to trachea transplant: the shortage of suitable donor tracheas and the risk and expense of lifelong anti-rejection drug therapy. Because the scaffolds are synthetic, our technology will eliminate the need to wait for suitable donor tracheas. Our technology also obviates the need for anti-rejection drug therapy because the surgeon uses the patient’s own bone marrow cells to seed the scaffold. In addition, patients with trachea cancer treated using our products have not required either chemotherapy or radiation therapy after the transplant, thus potentially eliminating the significant side effects and expense of such therapies. Because these substantial costs and risks can be reduced or even eliminated with our technology, we believe our products can both help save lives and reduce overall healthcare costs. None of the surgeries using our products have involved human embryonic stem cells and we do not currently expect surgeons to use such cells with our products.

In addition to the trachea, we believe that our products are applicable to the regeneration of other organs. Our collaborators are working on regenerating the lungs, gastrointestinal tract, heart valves and heart using our products. For instance, a collaborator of ours, Dr. Harald Ott of Massachusetts General Hospital, has succeeded in using one of our solid organ bioreactors to regenerate and transplant a whole lung in a rat. In addition to Dr. Ott, we are collaborating with several other research groups in the U.S. and Europe on lung regeneration. Two collaborators of ours, one at a major U.S. pediatric hospital and one at a major European teaching hospital, have used our bioreactors in research on the regeneration of an esophagus. Another collaborator of ours, Dr. Robert Simari of the Mayo Clinic, has used one of our bioreactors in his research on the regeneration and transplant of human heart valves. In addition to Dr. Simari’s work on heart valve regeneration, we are collaborating with three additional research groups in the U.S. and in Europe on heart regeneration.

The first six airway transplant surgeries took place in Spain, Sweden and Russia under compassionate-use regulations on patients who had exhausted alternative treatment options. The seventh airway transplant surgery took place in the U.S. at Children’s Hospital of Illinois in Peoria. The eighth surgery took place in Sweden.

We intend to apply to the FDA for a Biologics License Application approval to market the InBreath System in the U.S. The initial indication for which we will seek FDA approval will be to repair the airway of a patient whose natural trachea has been surgically removed due to trachea cancer or other source of severe damage to the trachea. Because the number of patients treatable in the U.S. each year is well under 200,000 we expect to receive orphan drug designation from the FDA. Orphan drug designation would provide market exclusivity in the U.S. for seven years. This exclusivity is in addition to any exclusivity we may obtain due to our patents. In addition, orphan designation waives the BLA application fee of $672,000.00.

Based on advice from several regulatory consultants with considerable experience of the BLA pathway we expect to receive FDA approval to market the InBreath System in the U.S. by the end of 2017. It is possible we will be able to market the InBreath System in the EU before we can market it in the U.S. In making these estimates we note, for example, that both the orphan drug pathway and ‘Fast track’ review with accelerated review times are available for products intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs for such a condition. We believe that both of these criteria apply to the InBreath System. We may also qualify for “breakthrough” status at the FDA as the InBreath System may be a substantial improvement vs. standard of care for trachea cancer patients as the current survival rate for trachea cancer is very low. The rules for what qualifies as “breakthrough” are not yet well established. These assumptions are further discussed under the section called risk factors.

In June 2012 we began a clinical trial of trachea transplants for patients with either trachea cancer or trachea damage in Russia. The first two patients have already been treated and have both passed the one year survival point. We expect at least three more patients to be treated in the Russian clinical trial during 2013. The Russian clinical trial is funded by a $5 million grant from the Russian government to the Krasnodar Regional Hospital, one of Russia’s leading transplant centers. In addition, the EU has approved a separate $5 million grant with Dr. Macchiarini as principal investigator to fund two clinical trials in trachea transplant using our products. We expect these two EU trials to begin in 2014. We intend to combine the Russian and EU clinical data with U.S. clinical data in a single clinical trial to support the approval to market the InBreath System in the U.S. and overseas.

Industry Overview

The first human organ transplant was a kidney transplant performed in 1954. The donor of the kidney was the identical twin of the recipient and therefore there was no immune rejection of the organ. The recipient lived for eight years following the transplant and the surgeon who performed the transplant, Dr. Joseph Murray, went on to win the Nobel Prize for this work. The recipient of the first heart transplant, performed in 1967 by Dr. Christiaan Barnard, lived only 18 days. The patient did not die because the new heart failed, but because of pneumonia that the patient acquired due to the patient’s immune system being compromised by the anti-rejection drugs that the patient had to take. These two cases illustrate both the promise and the challenges of organ transplantation: donor organs can greatly extend life, but there is a critical shortage of donors and, unless the donor is the identical twin of the recipient, the recipient’s body will always reject the donor organ. In order to combat this rejection, the patient must take lifelong anti-rejection drugs which compromise the immune system and greatly increase the risk of the patient dying from infections.

In the 1960s, anti-rejection drugs were very poor and hence very few organ transplants took place. In the 1970s, better anti-rejection drugs, particularly cyclosporine, were developed and by the late 1970s many heart transplant patients were living up to five years with their donor hearts. In 1983, the FDA approved cyclosporine for use in organ transplantation, and the first lung transplant patient survived more than six years. Although the improved anti-rejection drugs increased the life expectancy for patients receiving organ transplants, they came with harmful side effects that shortened the recipient’s natural life span. In addition to the side effects, the anti-rejection drugs are also very expensive and can cost $20,000 to $30,000 per year and must be taken for as long as the patient lives. Despite the side effects and costs, organ transplants have become common enough that the shortage of donors is now the key constraint to organ transplants. To increase the number of organ transplants the U.S. government made a huge effort to increase organ donation. This included Congress passing seven separate pieces of legislation, Medicare paying for donor transplants, several Surgeons General making personal appeals for more organ donors and the U.S. Department of Health and Human Services making the Emmy award-winning documentary No Greater Love on the benefits of organ donation. Despite all these efforts, waiting lists for organ transplants continued to grow and by 2011 there were over 100,000 Americans waiting for a donor organ.

In the late 1980s, the field of regenerative medicine emerged as scientists began to apply principles of engineering and cell biology to develop techniques that could restore, maintain or improve body function. Regenerative medicine now includes products that use cells to repair damaged organs and to grow organs outside the body for transplant into the patient. Early successes in regenerative medicine included the skin grafting products Apligraf and Dermagraft, which were approved by the FDA in 1998 and 2001, respectively. Apligraf has since been used to treat over 200,000 patients. However, the regeneration of more complex three-dimensional structures like the trachea proved much harder than two-dimensional structures like the skin. Additional progress came with using regenerated tissue grafts to increase urinary bladder capacity and with regenerating blood vessels for grafting between veins and arteries.

In 2008, a milestone was reached when the two fields of organ transplant and regenerative medicine were combined with the world’s first transplant of a regenerated airway. Even though the airway scaffold came from a donor, because the patient’s own bone marrow cells were used to seed the scaffold after the cells from the donor had been removed, the patient did not require anti-rejection drugs. Other than the transplant of organs between genetically identical twins, such as the first kidney described above, we believe this regenerated airway transplant was the world’s first organ transplant that has not required anti-rejection drugs. In 2011, another milestone was reached with the world’s first transplant of a regenerated airway using a synthetic scaffold. In 2013, additional milestones were reached with the first regenerated trachea transplant in the U.S. and the first regenerated trachea transplant using a synthetic scaffold in a child. The patients getting these transplants have also not needed to take anti-rejection drugs, and because the scaffolds were made in a laboratory, the patients did not have to wait for a suitable donor organ to become available. These breakthroughs open the possibility that the waiting lists for organ transplants can be reduced or even eliminated.

Overview of the Trachea Transplant Market

Trachea cancer is a devastating and almost always fatal disease. Current treatments such as radiation therapy, chemotherapy and surgery have poor outcomes, resulting in median survival of only 10 months and a five-year survival rate of only 15%. Trachea cancer is one of the most fatal of all cancers with 5-year survival rates far below those of breast cancer, prostate cancer or colon cancer. Surgically removing a tracheal tumor is often the best way to treat tracheal cancer. However, surgery generally cannot be performed if the tumor is more than 2cm (about ¾ of an inch) in diameter because the remaining tissue cannot be stretched enough to bridge the gap left by removing the tumor. Because it is hard to detect trachea cancer in its early stages, many patients are only diagnosed when the tumor is already too large to be surgically removed. In these cases the patients receive palliative treatment only and typically survive less than a year. These patients are the vast majority of trachea cancer patients and we believe that the InBreath Airway Transplant System could enable surgeons to cure nearly all primary trachea cancers.

According to an article published in The Annals of Surgical Oncology in 2009, the incidence of trachea cancer is approximately one per one million of population, reflecting an addressable market of approximately 900 trachea cancer patients per year in the developed world. In addition, the incidence of bronchial cancers is estimated in published articles to range from 0.1% to 2% of lung cancers. We believe we have been conservative in estimating the number of bronchial cancers at 0.2% of lung cancers reflecting an addressable market of approximately 1,500 bronchial cancer patients per year in the developed world. Therefore, we estimate the total addressable market for trachea and bronchus cancer combined is approximately 2,400 patients per year in the developed world. In addition to trachea cancer, certain types of trachea damage can be treated by transplanting a trachea. In particular, patients may receive a tracheotomy, or surgically created hole in their throat, to allow them to breathe. When the tracheotomies are in place for more than a few days, patients are at increased risk of dying from pneumonia caused by aspiration of foreign material into the lungs. We estimate that there are approximately 3,900 trachea damage patients per year worldwide. In addition, there are approximately 250 patients in the developed world who are born without a trachea, a condition called tracheal agenesis, who may be treatable with a trachea transplant.

Combining patients with trachea and bronchial cancer, trachea trauma and tracheal agenesis, we estimate the total addressable patient population for airway transplants using our products is approximately 6,500 per year. While we cannot predict what the total potential market will be when and if we obtain regulatory approval to market our trachea products, based solely on there being at least 6,500 patients per year at the time of such approval, we estimate the total potential market for airway transplants that use our products could exceed $600 million per year if we were able to charge at least $100,000 per procedure for the InBreath System.

While these estimates capture the number of new patients annually that are candidates for transplants using our products, they exclude what we believe to be a much larger pool of existing potential patients.

Patients with trachea cancer typically are treated with radiation therapy, chemotherapy or a combination of both. There are a number of common significant side effects of radiation therapy and chemotherapy, including pain, fatigue, hair loss and kidney and bladder problems. Such therapies are also expensive, with chemotherapy alone typically costing $24,000 per patient annually. Even with these therapies median survival is only 10 months.

While surgery is a preferred treatment option for trachea cancer, it is rarely performed because most trachea cancers are not diagnosed until it is too late for surgery to be a viable option. A trachea or bronchus transplant has also not been a viable option to date due to the difficulties of finding an anatomical match between the donor and the patient. Even if a donor trachea were available, the patient would require anti-rejection drugs for the remainder of his or her life to prevent rejection of the donor trachea. This therapy is expensive, typically costing $20,000 to $30,000 per patient annually. There is also a risk to the patient as anti-rejection drugs suppress the immune system causing even a mild infection to become potentially life threatening.

Previous attempts to implant a tracheal prosthetic have been unsuccessful in improving long-term survival as they have been unable to allow the body to create a functional lining of the trachea which is essential to the clearance of mucus. Without the clearance of mucus, patients have poor prognosis and typically die from pneumonia or respiratory failure shortly after transplant.

Patients that contract aspiration pneumonia caused by tracheotomies are treated with antibiotics that often fail, leading to the death of the patient. Trachea transplant is almost never used to treat these patients today due to the lack of suitable donor tracheas.

Nearly all patients that are born without a trachea die within a few minutes of birth due to lack of oxygen. On rare occasions a hole forms between the patient’s esophagus and lungs that can allow a surgeon to insert a breathing tube to connect the lungs with the mouth. However, we know of no patient born with tracheal agenesis who has survived more than six years.

Our Solution

We believe the use of the medical device products we are currently developing, together with the patient’s own cells, will provide a system for surgeons that is a major advance over the current therapeutic options for treating trachea cancer and trachea trauma and may be applicable to other medical conditions requiring organ transplants. We believe our products are the first to enable the application of regenerative medicine techniques to the production and transplant of complex, three-dimensional organs like the trachea. With continued development, we believe that our technologies will be applicable to the repair or transplant of other important human organs such as the lungs, gastrointestinal tract, heart valves, and heart. Our bioreactor technology was used in both the world’s first transplant of a regenerated airway in 2008 and in the world’s first transplant of a synthetic regenerated airway in 2011. The complete InBreath System combining our scaffolds with our bioreactors was used for the first time in April 2013.

We believe our products will overcome the major challenges in trachea and other organ transplantation. Unlike traditional organ transplants, our products will eliminate the need for a donor because the scaffold will be manufactured in a factory. In addition, for hollow organs, such as the trachea, our technology enables the production of a transplant that precisely matches the patient’s anatomy. Because the surgeon uses the patient’s own bone marrow cells to seed the scaffold, our technology also eliminates the risk and expense of lifelong anti-rejection drug therapy. In addition, patients with trachea cancer treated using our products have not required either chemotherapy or radiation therapy after the transplant, thus eliminating the significant side effects and expense of such therapies. Because these substantial costs can be reduced or even eliminated with our technology, we believe our products can both help save lives and reduce overall healthcare costs.

Further, human embryonic stem cells have not been used in any of the procedures involving our trachea transplant products. This eliminates both the medical risks and ethical controversy associated with regenerative medicine approaches using human embryonic stem cells and other controversial sources of cells.

We believe the use of our products together with the patient’s own bone marrow cells solves both the major challenges facing organ transplant: a synthetic scaffold avoids the need to wait for a donor and the use of the patient’s own cells avoids the risk and costs of anti-rejection drug therapy. The first application of our products is in treating trachea cancer but we believe the technology can be developed to apply to other important human organ transplants as well.

Our Strategy

Our objective is to be the leading regenerative medicine company focused on helping save human lives. Our business strategy to accomplish this objective includes:

Target life-threatening medical conditions.  We are focused on creating products to help surgeons treat serious conditions like trachea cancer, and diseases requiring GI tract, heart or lung transplant. We are not targeting relatively low-severity conditions that have reasonable alternative treatment options like damage to the skin, bones, muscles, ears or nose. By targeting life-threatening conditions, we believe it is easier to get patient informed consent for treatment, hospital ethics committee or Institutional Review Board approval and government regulatory authority approval as the patients often have poor or no treatment alternatives. We believe it will also be easier for our customers to get reimbursement for treatments for life-threatening conditions that have poor and/or more expensive alternative treatments.

Develop products that have a relatively short time to market.  Since the number of patients with trachea cancer is relatively small, we expect the number of patients that we would likely need to enroll in a clinical trial would be relatively small. A small number of patients implies a relatively fast and inexpensive clinical trial. In addition, since survival is likely to be a key endpoint in any trachea transplant trial and median survival in trachea cancer is only 10 months we expect we would be able to conduct a clinical trial in a relatively short period of time compared to clinical trials in indications with higher survival rates and longer survival periods. We intend to work closely with regulatory agencies and clinical experts to design and size the clinical studies appropriately based on the specific conditions our products are intended to treat.

Use trachea transplant as a platform to address other organs.  We believe our experience in developing proprietary scaffolds and bioreactors for trachea transplant gives us substantial expertise and intellectual property for developing products addressing diseases impacting other organs like the lungs, gastrointestinal tract, heart valves, and heart. We intend to use such expertise and intellectual property to develop medical products to help treat other serious medical conditions requiring organ transplants.

Supply the complete bioreactor and scaffold system.  Our technology includes the bioreactor and scaffold which are used by the surgeon to create the synthetic organ. We believe there is considerable value in supplying the complete bioreactor and scaffold system.

Collaborate with leading surgeons and institutions.  We have and will continue to collaborate with leading surgeons and institutions. For example, we have collaborated with Professor Macchiarini of the Karolinska Institutet to improve our bioreactors and to create our scaffolds for use in trachea transplant; we have collaborated with Dr. Harald Ott of Massachusetts General Hospital to develop our lung bioreactor system, and we have collaborated with Dr. Robert Simari of the Mayo Clinic to develop our heart valve bioreactor. It is these collaborators who have developed the cell seeding and surgical techniques for use with our products. We believe the use of our products by leading surgeons and institutions will increase the likelihood that other surgeons and institutions will use our products.

Our Products

InBreath Airway Transplant System

The InBreath System in use during the first U.S. surgery in April 2013. The scaffold is shown after seeding with the patient’s bone marrow cells immediately prior to transfer to the operating room.

The InBreath Airway Transplant System is intended to be used to restore the structure and/or function of the trachea or tracheaobronchial tree subsequent to resections of tracheal or tracheobronchial tumors or in cases where the trachea or tracheobronchial tree has been damaged to such an extent that only palliative care is available as a treatment option.

The InBreath System consists of two key components: a scaffold and a bioreactor.

InBreath Scaffold Component

The InBreath Scaffold has a physical shape and strength similar to the natural trachea. This allows it to resist the forces of compression caused by the muscles, skin, bones and other organs of the neck that surround the trachea and also to resist collapse due to the partial vacuum caused by breathing air into the lungs through the trachea. In addition, the scaffold is porous which allows cells to penetrate the scaffold during the seeding process prior to implant and also allows blood vessels from the body to grow into the scaffold once it is in the body. The scaffold used for the first regenerated trachea transplant in 2008 was a donated human trachea with its cells removed before being seeded with bone marrow cells taken from the patient. All subsequent trachea transplants using our products have utilized synthetic scaffolds. Because the synthetic scaffolds are manufactured, they can be made to the exact dimensions of the patient and in large quantities. The synthetic scaffolds used in surgeries prior to 2013 have been made by third parties including NFS as well as Dr. Alex Seifalian and other scientists at University College London. The scaffold used in the first surgery using a synthetic scaffold was made in collaboration with University College London and Dr. Macchiarini. The NFS scaffolds were made in collaboration with our company and Dr. Macchiarini. In order to improve the scaffolds, we have collaborated with Professor Macchiarini and others to develop our own scaffold product and we manufactured the scaffolds used in the surgeries performed in April and July 2013. Our scaffolds can be made from a variety of plastic polymers but are typically made from polyethelyne terephthalate, or PET, which is the same polymer used in the well-known brand of implantable materials known by the trade name Dacron. PET has a long history of safe use in long-term human implants. We intend to continue providing our proprietary scaffolds to surgeons for use in future transplants. We believe that our scaffolds are superior in quality compared to those used in surgeries prior to 2013. Our scaffolds have several novel features including the sandwiching of stiff rings between layers of porous fabric to simulate the natural rigidity and flexibility of the natural trachea.

InBreath Bioreactors

Our InBreath bioreactor is a device that can be used by a surgeon to seed cells onto a scaffold as part of the manufacturing process of the InBreath Airway Transplant System. The InBreath bioreactor enables the surgeon to:

•	seed the patient’s cells on the scaffold under sterile conditions;
•	automatically rotate the scaffold to allow good cell distribution into the pores of the scaffold; and
•	remotely monitor the scaffold during the course of the two to three days incubation period before the transplant.

Our InBreath bioreactor has novel features such as allowing for pumping cell culture media through the inside of the scaffold without the need for an external pump and tubes. We believe our InBreath hollow organ bioreactor is the world’s first bioreactor that has been used to perform a human transplant of a regenerated organ.

Solid Organ Bioreactors

Automated Solid Organ Bioreactor

A solid organ bioreactor shares many of the features of a hollow organ bioreactor such as the ability to seed cells on an organ scaffold and keep them sterile and healthy during the growth phase prior to transplant. However, for solid organs like the heart and lungs, the bioreactor must also supply pulsatile blood flow and ventilation to mimic the natural action of the heart and lungs. In addition, the physiology of the heart and lung is considerably more complex than that of the trachea and so the measuring, monitoring and control equipment needed is considerably more advanced. During the first half of 2010, one of our physician collaborators, Dr. Harald Ott at Massachusetts General Hospital, succeeded in regenerating a lung that was subsequently transplanted into the body of a rat showing near normal lung function. In collaboration with Dr. Ott and Massachusetts General Hospital, we designed and developed a novel bioreactor that was used to grow the rat lung used in this procedure. The work was published in Nature Medicine in July 2010.

We have collaborated with Dr. Ott since 2008 and continue to develop organ bioreactor technologies for his use. The current generation bioreactor, pictured above, is considerably more advanced as it is capable of controlled decellularization and recellularization of an organ, including an organ as large as a human lung. We intend to continue developing bioreactors in collaboration with Dr. Ott and other leading researchers with the goal of eventually using our products to perform a first-in-human transplant of a regenerated lung.

In addition to our human lung bioreactor we also make a similar system for the human heart. This system was also developed in collaboration with Dr. Ott and others. We are also collaborating with leading clinical researchers to develop bioreactors for esophagus, heart valve, liver and kidney regeneration. The heart valve bioreactor is still in development. It is being developed in conjunction with Dr. Robert Simari at the Mayo Clinic. The other collaborations are currently confidential, but are all with physicians at well-respected academic medical centers. None of these technologies has yet to be extensively tested in animals.

Clinical Experience

World’s First Human Transplant of a Regenerated Airway

In 2008, our InBreath airway bioreactor technology was used to perform the world’s first human transplant of a regenerated airway. The surgery was conducted by Dr. Macchiarini and his team of surgeons in Barcelona, Spain. The patient had suffered a collapse of her airway following a severe tuberculosis infection. To create the regenerated airway, a donor trachea was obtained and stripped of its cells, and then the patient’s own bone marrow cells were used to seed the donor trachea and prepare it for implantation. Following such regeneration, the regenerated airway was then implanted into the patient. This patient recently passed the five-year survival point. In addition to improving her breathing, because the cells used in the transplant were her own cells taken from her own bone marrow, she has not had to take anti-rejection drugs after the surgery. This surgery was published in The Lancet in November 2008.

World’s First Successful Transplantation of a Synthetic Tissue Engineered Trachea

In June 2011, our InBreath bioreactor was used for the world’s first successful transplantation of a synthetic tissue engineered trachea. For the first time in history, a patient was given a new trachea made from a synthetic scaffold seeded with his own cells and grown in our bioreactor. The operation was performed at the Karolinska University Hospital in Stockholm, Sweden by Dr. Paolo Macchiarini and his team of surgeons. The patient had been suffering from late-stage trachea cancer, which before the surgery would have been inoperable. He was given only a few weeks to live and as such the transplant surgery using our product was a last-resort measure to save the patient’s life. The patient required a tracheo-bronchial scaffold transplant, whereby the scaffold mimics the branched shape of the airway. To create the new synthetic trachea, Dr. Alex Seifalian and other scientists at University College London developed a plastic scaffold shaped like the patient’s natural airway and Dr. Macchiarini seeded it with the patient’s own bone marrow cells. This seeding process prepared the synthetic trachea for implantation and thereafter the regenerated synthetic trachea was implanted into the patient. Because the cells used to regenerate the trachea were the patient’s own, there has been no rejection of the transplant, and, like the first patient described above, this patient is not taking anti-rejection drugs. This patient recently passed the two-year survival point. This surgery was published in The Lancet on November 24, 2011.

World’s Second Successful Transplantation of a Synthetic Tissue Engineered Trachea

In November 2011, our InBreath bioreactor was again used by Dr. Macchiarini to seed the cells on a synthetic scaffold to treat a patient who was suffering from late-stage trachea cancer and required a tracheo-bronchial transplant. The operation was performed at the Karolinska University Hospital by Dr. Macchiarini and his team of surgeons. The procedure was similar to the world’s first successful transplantation of a synthetic tissue engineered trachea performed in June 2011, with the exception that the plastic scaffolding material was changed to a fiber construction rather than a porous solid construction. The fibrous scaffold seeded in our bioreactor for this November 2011 procedure was manufactured by NFS and was made in a different laboratory than the one made for the June 2011 patient. The patient recovered well from the transplant surgery and was discharged home from the hospital. Approximately four months after the surgery, the patient passed away from pneumonia secondary to a tracheal tumor. There is no indication that our bioreactor or the third-party scaffold played any role in his death. This patient, like the June 2011 patient, had undergone extensive radiation and chemotherapy treatment prior to the transplant, and his tumor was not responsive to these forms of treatment.

June 2012 Russian Transplants

In June 2012, our InBreath bioreactors were used for the world’s first two successful laryngo-trachea transplants, using synthetic laryngo-trachea scaffolds seeded with cells taken from the patients’ bone marrow. The surgeries took place at the Krasnodar Regional Hospital in Krasnodar, Russia and were performed by Professors Porhanov and Macchiarini and their team. These two surgeries differed from those for the June and November 2011 procedures described above in that the patients in those prior surgeries both had late stage trachea cancer and both required a tracheo-bronchial scaffold. These Russian patients each had trachea trauma caused by automobile accidents. Both of the Russian patients required laryngo-trachea transplants, whereby the scaffold mimics the shape of the windpipe from the larynx to the point where the trachea branches into the two bronchi which lead to the lungs. Both patients had difficulties breathing and talking and had suffered repeated infections prior to the surgeries. The scaffolds in these two cases were fibrous scaffolds manufactured by NFS and similar to the one used in the November 2011 surgery, but were made with a different fiber formulation. Both patients have recently passed the one-year survival point.

August 2012 and July 2013 Transplants

In August 2012 a sixth patient received a trachea transplant created using our InBreath bioreactor. The surgery took place at the Karolinksa Hospital and was performed by Dr. Macchiarini and his team of surgeons. The patient was in critical condition and the trachea transplant was performed in an emergency procedure in an attempt to save the patient’s life. This patient recently passed the 10 month survival point. In July this year, this patient had the original scaffold, which was not manufactured by us, removed and a new scaffold manufactured by us implanted to replace the explanted one. This was done due to the partial collapse of the previous scaffold. This eighth surgery was performed in Sweden at the Karolinksa Hospital and was performed by Dr. Macchiarini and his team of surgeons.

First Successful U.S. Transplantation of a Synthetic Tissue Engineered Trachea; First Successful Pediatric Transplantation; First Use of Synthetic Tissue Engineered Trachea Manufactured by HART

On April 9 2013, our InBreath System was used in the first successful transplant of a regenerated trachea in the United States. The recipient of the implant, a two-year-old girl, initially recovered well but approximately two months after the trachea transplant surgery the patient underwent a second surgery to correct a defect in her esophagus. On July 6, approximately one month after the second surgery and three months after the initial surgery the patient died from complications of the second surgery. Dr. Macchiarini, who led the team performing the trachea surgery, noted that the implanted trachea was not the cause of the patient’s death, pointing out that the girl's native tissue was very fragile.

The surgery was also the world’s first successful pediatric regenerated trachea transplant using a synthetic scaffold. The patient was born on August 22, 2010 in Seoul, South Korea with tracheal agenesis (lack of a trachea), and was only able to breathe through a tube inserted in her esophagus that connected to her lungs. Tracheal agenesis is 100 percent fatal, and children born with the condition typically die shortly after birth. The patient had lived in the intensive care unit for two and a half years at Seoul National Hospital before being transported to Illinois for the surgery. This was the first regenerated trachea transplant surgery using a scaffold manufactured by us. Other than the use of a scaffold manufactured by us the procedure was similar to the other surgeries described above. The procedure was performed by a team led by Dr. Macchiarini and Drs. Mark J. Holterman and Richard Pearl both of Children’s Hospital of Illinois. The surgery was approved by the FDA under an Investigational New Drug application made by Dr. Holterman.

All these patients have been treated under compassionate-use protocols meaning their prognosis was very poor. Typically, their bodies are very weak as a result of extensive treatments that often include radiation, chemotherapy and prior surgeries. We believe that patients that undergo such extensive treatments are inherently susceptible to serious medical complications following the transplants. These transplant surgeries are typically the last-resort measure to save the patient’s life. We expect that some transplant patients are likely to suffer serious complications or death following the transplants due to issues that are not directly related to the use of our products.

We expect at least four more patients to be treated with the InBreath System in 2013.

Clinical Trials

Overview

In order to market the InBreath System widely, we will need to successfully complete clinical trials. The first indication for which we intend to seek approval is to repair or replace the airway in a patient who has had a cancerous trachea removed or other severe damage to the trachea. Because trachea and bronchus cancers are relatively rare diseases, affecting only approximately 2,400 patients per year in the developed world but are quickly fatal, (e.g., median survival in trachea cancer is only 10 months) we anticipate that our clinical trials will involve relatively few patients and will have a relatively short follow up period. If, in the U.S., the regulatory pathway is the biologics pathway, then we will seek approval under the Orphan Drug pathway. The Orphan Drug pathway can be used if the disease or condition for which the regenerated trachea is intended affects fewer than 200,000 people in the U.S. This pathway is advantageous because, although the safety and efficacy standards for orphan drug products are the same as for all biologics, approval under this pathway could grant the company a seven year exclusivity on marketing the product for that indication in the U.S. As regenerated trachea products are implantable products, if they were classified as medical devices in the EU, we would need to conduct related clinical studies, unless we can justify relying on already-existing clinical data. If, in the EU, the regenerated trachea products are classified as medicinal products, it would be possible to seek orphan medicinal product classification if we can demonstrate that the products are intended to treat a condition affecting no more than five per 10,000 persons in the EU, or that they are intended for treating a serious or debilitating disease and it is unlikely that without incentives marketing the products would generate sufficient return to justify the necessary related investment. If the regenerated trachea products were classified as orphan medicinal products, they could be entitled to market exclusivity for ten years. We believe we meet the standard to be classified as an orphan medicinal product in the EU.

Russian and EU Clinical Trials

The two Russian transplants, both performed in June 2012, began a clinical trial of trachea transplants for patients with either trachea cancer or trachea damage. This clinical trial is a single arm, open-label study. This means that there is no control group of patients that are being used to compare the treatment to standard of care. The outcome of the trial is being measured principally on the basis of survival. The first two patients treated have already reached the one-year survival point. Six month follow-up on these two patients has been presented at the European Society of Thoracic Surgeons conference. In summary, the patients are both alive, mobile, with fluent breathing and with no signs of external infection. Proliferating epithelial tissue was seen on the inside of the scaffold. Both patients developed granulation tissue at the anastomoses (i.e., at the joins between the natural trachea and the scaffold) which was treated with mitomycin therapy. At approximately four months post-surgery both patients developed critical scaffold malformations which were treated using stents. The authors concluded that “The first transplantation of nanocomposite tracheao-laryngeal complex covered with patient own stem cells (a 6-month follow-up period) demonstrated reliable immediate results, but the technology of the nanocomposite scaffold needs to be improved.” The scaffolds used in these two patients were not made by us but were made by a third party. We developed our own scaffold technology in part in order to improve the quality of the scaffolds. We believe that the scaffolds that we made that was used in the first U.S. surgery in April 2013 and July 2013 surgery were a significant improvement over the scaffolds used in the Russian patients.

We anticipate that at least three additional patients will be treated in this clinical trial during 2013.

The Russian clinical trial is funded by a $5 million grant from the Russian government to the Krasnodar Regional Hospital, one of Russia’s leading transplant centers.

The EU has also approved a separate $5 million grant, with Dr. Macchiarini as the principal investigator, to fund two clinical trials in trachea transplant, using our products. We expect the first of these two EU trials to begin in 2014.

We intend to combine the Russian and EU clinical data with U.S. clinical data in a single clinical trial to support the approval to market the InBreath System in the U.S. and overseas.

Research and Development

Our primary research and development activities are in designing and testing synthetic organ scaffolds and engineering and making electromechanical devices like our 3D organ bioreactors. As of June 30, 2013, we employed 12 full-time engineers and scientists and we also hire other consultants and part-time employees from time to time.

In addition to our in-house engineering and scientific development team, we collaborate with leaders in the field of regenerative medicine who are performing the fundamental research and surgeries in this field to develop and test new products that will advance and improve the procedures being performed. As these procedures become more common, we will work with our collaborators to further enhance our products to make them more efficient and easier to use by surgeons. In addition to Drs. Macchiarini, Holterman, Porhanov and Ott we collaborate with a small number of other leaders in the field of regenerative medicine. Collaboration typically involves us developing new technologies specifically to address issues these researchers and clinicians face. In certain instances, we have entered into agreements that govern the ownership of the technologies developed in connection with these collaborations. These agreements are discussed below in “Intellectual Property and Related Agreements.” We do not have a collaboration agreement with Dr. Ott. Sometimes we are paid for our products directly, sometimes we are partners on grants and sometimes we give away or loan our technologies to the researchers or clinicians in return for feedback to improve the designs and/or license rights to intellectual property. We are not currently party to any other collaboration agreements with the entities or individuals with whom we collaborate. We are named in the $5 million EU grant for which Dr. Macchiarini is the principal investigator. We have and will continue to work with Dr. Macchiarini with respect to the two clinical trials in trachea transplant using our products funded by such EU grant.

In addition to our human lung bioreactor we also make a similar system for the human heart. This system was also developed in collaboration with Dr. Ott and others. We are also collaborating with leading clinical researchers to develop bioreactors for esophagus, heart valve, liver and kidney regeneration. The heart valve bioreactor is still in development. It is being developed in conjunction with Dr. Robert Simari at the Mayo Clinic. The other collaborations are currently confidential, but are all with physicians at well-respected academic medical centers. None of these technologies has yet to be extensively tested in animals.

Manufacturing

For our electromechanical devices like our bioreactors, we perform final assembly and test components we buy from third parties like machine shops, parts distributors, molding facilities and printed circuit board manufacturers. These operations are performed primarily at our Holliston, MA headquarters.

For our scaffolds we use a process called electrospinning to create the fabric part of the scaffold. The rings that mimic the natural rings of the trachea are fabricated separately and the fabric and rings are combined. Electrospinning is a well-known fabrication process invented in 1934. It is useful for cell culture applications as it can create extremely thin fibers (much thinner than a human hair) that can make a fabric with pores approximately the same size as a cell. The electrospinning process parameters can be tuned to create a structure that is very reminiscent of the natural structure of the collagen fibers in a decellularized human trachea. Our scaffolds are made from a polymer that does not dissolve in the human body, in other words our scaffolds are intended to be permanent. We believe permanent scaffolds are a better approach than using resorbable materials as it is hard to control the strength of the scaffold as the polymer resorbs.

Sales and Marketing

We expect that most transplants with our trachea transplant products will be performed at a relatively small number of major hospitals in the U.S., EU and other developed countries. As a result we expect to need only a fairly small field sales force. We expect to price the system commensurate with the medical value created for the patient and the high costs avoided with the use of our products. We expect to be paid by the hospital that buys the products from us. We expect that the hospital would seek reimbursement from payors for the entire transplant procedure, including the use of our products.

Harvard Bioscience is the exclusive distributor for the research versions of our clinical products. Harvard Bioscience can only sell the products to the research markets in accordance with the terms of our distribution agreement. We retain all rights to manufacture and sell all our products for clinical use.

Intellectual Property and Related Agreements

We actively seek to protect our products and proprietary information by means of U.S. and foreign patents, trademarks and contractual arrangements. Our success will depend in part on our ability to obtain and enforce patents on our products, processes and technologies to preserve our trade secrets and other proprietary information and to avoid infringing on the patents or proprietary rights of others.

We have rights in the patent and the patent applications listed below. The patent or patents that may issue based on the patent applications are scheduled to expire as provided below:

Patent/Technology	Jurisdiction	Expiration
Patent application covering aspects of syringe devices and methods for delivering cells to tissues	Canada, Europe, U.S.	2030
Patent application covering aspects of clinical scale bioreactors and tissue engineering	Australia, Canada, Europe, Japan, Russia, U.S.	2030
Issued Patent covering aspects of liquid distribution in a rotating bioreactor	Germany	2031
Issued Patent covering aspects of liquid distribution in a rotating bioreactor	Germany	2021
Patent application covering aspects of liquid distribution in a rotating bioreactor	PCT – international stage	2032
Patent application covering aspects of synthetic scaffolds and organ and tissue transplantation	PCT – international stage	2032
Patent application covering aspects of synthetic scaffolds and organ and tissue transplantation	U.S.	2032
Patent applications relating to infrared-based methods for evaluating tissue health including methods for evaluating burns	PCT – international stage	2033
Patent application relating to methods and compositions for producing elastic scaffolds for use in tissue engineering	PCT – international stage	2033
Patent application relating to support configurations for tubular tissue scaffolds, and airway scaffold configurations	U.S.	2033
Patent application relating to support configurations for tubular tissue scaffolds, and airway scaffold configurations	PCT – international stage	2033
Patent application relating to methods and compositions for promoting the structural integrity of scaffolds for tissue engineering	U.S.	2033
Patent application relating to methods and compositions for promoting the structural integrity of scaffolds for tissue engineering	PCT – international stage	2033
Provisional patent applications relating to engineered hybrid organs	U.S.	N/A
Provisional patent application relating to bioreactors with supports to facilitate culturing organs	U.S.	N/A
Provisional patent application relating to bioreactor adaptors for tubular tissue scaffolds	U.S.	N/A

We also rely on unpatented proprietary technologies in the development and commercialization of our products. We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as those of our advisors, consultants and other contractors. To help protect our proprietary know-how that may not be patentable, and our inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require employees, consultants and advisors to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions that arise from their activities for us. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party’s proprietary technology.

Patent Rights Assignment — Dr. Macchiarini

We have entered into a patent rights assignment with Dr. Macchiarini pursuant to which he has assigned to us all of his rights to inventions associated with scaffold design and the clinical protocol used in the world’s first transplant of a synthetic regenerated trachea.

Novel Surgery Agreements

We have entered into novel surgery agreements with each of the State Budget Institution of Public Health Department Regional Clinical Hospital #1 in Krasnodar, Russia, or the Krasnodar Hospital, the employer of Dr. Porhanov, and OSF Healthcare System and Children’s Hospital of Illinois, the employer of Dr. Holterman, pertaining to trachea transplant surgical procedures conducted at such facilities. Such agreements require us to provide our InBreath Bioreactors and/or InBreath Scaffolds for the procedures and the hospitals to provide all other equipment and services. Such agreements also provide that we will own all inventions arising from the use of our InBreath Bioreactor and/or InBreath Scaffolds in connection with such procedures, and each hospital has granted us an option to license all inventions independently developed by the hospital in connection with such procedures.

Exclusive License Agreement and Sponsored Research Agreement — InBreath Bioreactor

We have an exclusive license agreement with Sara Mantero and Maria Adelaide Asnaghi to intellectual property rights relating to our InBreath Bioreactor. Under this agreement, we have worldwide rights to intellectual property (including patents, data, and know-how) relating to the hollow organ bioreactor, related techniques, and improvements thereof. We have exclusive worldwide rights to make, use and sell the hollow organ bioreactor, and the right to grant sublicenses and distribution rights. Under this agreement, we are obligated to pay the licensor royalties at various percentage rates in the low to mid single digits pertaining to the applicable bioreactors we sell. This agreement terminates on the expiration date of the last to expire patent rights that may exist pertaining to inventions of Dr. Mantero or Ms. Asnaghi relating to the hollow organ bioreactor technology or improvements, or August 6, 2016 if on such date no such patent rights exist.

We have entered into a sponsored research agreement with Sara Mantero, Maria Adelaide Asnaghi, and the Department of Bioengineering of the Politecnico Di Milano, or PDM. Under the terms of this agreement, PDM is required to use its facilities and best efforts to conduct a research program relating to the development of bioreactors, clinical applications, and automated seeding processes. We are required to provide engineering support to PDM with respect to bioreactor designs. Intellectual property developed by PDM or its employees, including Dr. Mantero or Ms. Asnaghi, under this sponsored research agreement will be owned by Dr. Mantero or Ms. Asnaghi and covered by our exclusive license agreement described above. In addition, we have an option to an exclusive license for intellectual property relating to new technology that may not be covered by the exclusive license agreement. We will own any inventions and discoveries that we solely develop in connection with the research program and any inventions and discoveries that are jointly developed in connection with the research program will be owned jointly by the parties. The sponsored research agreement will continue until terminated by a party thereto upon 90 days prior written notice.

Sublicense Agreement with Harvard Bioscience

We have entered into a sublicense agreement with Harvard Bioscience pursuant to which Harvard Bioscience has granted us a perpetual, worldwide, royalty-free, exclusive, except as to Harvard Bioscience and its subsidiaries, license to use the mark “Harvard Apparatus” in the name Harvard Apparatus Regenerative

Technology. The mark “Harvard Apparatus” is used under a license agreement between Harvard Bioscience and Harvard University, and we have agreed to be bound by such license agreement in accordance with our sublicense agreement. We currently have no affiliation with Harvard University.

Government Regulation — Medical Device Products

Our product components are medical devices subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies and comparable authorities in other countries. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, the FDA and comparable authorities in other countries have imposed regulations that govern, among other things, the following activities that we or our partners perform and will continue to perform:

•	product design and development;
•	product testing;
•	product manufacturing;
•	product labeling;
•	product storage;
•	premarket clearance, approval or CE marking of products;
•	advertising and promotion;
•	product marketing, sales and distribution; and
•	post-market surveillance reporting, including reporting of death or serious injuries.

Medical Device Excise Tax

Section 4191 of the Internal Revenue Code, enacted by Section 1405 of the Health Care and Education Reconciliation Act of 2010, Public Law 111-152 (124 Stat. 1029 (2010)), in conjunction with the Patient Protection and Affordable Care Act, Public Law 111-148 (124 Stat. 119 (2010)), imposed as of January 1, 2013, an excise tax on the sale of certain medical devices. The excise tax imposed by Section 4191 is 2.3% of the price for which a taxable medical device is sold within the U.S.

The excise tax will apply to future sales of any company medical device listed with the FDA under Section 510(j) of the Federal Food, Drug, and Cosmetic Act and 21 C.F.R. Part 807, unless the device falls within an exemption from the tax, such as the exemption governing direct retail sale of devices to consumers or for foreign sales of these devices. We will need to assess to what extent this excise tax may impact the sales price and distribution agreements under which any of our devices are sold in the U.S. We also expect general and administrative expense to increase due to the medical device excise tax. We will need to submit IRS forms applicable to relevant exemptions, make semi-monthly payments of any collected excise taxes, and make timely (quarterly) reports to the IRS regarding the excise tax.

FDA’s Approval Requirements

Implantable medical devices, such as the InBreath Scaffold component of the InBreath System, generally require clinical trials to obtain premarket approval (PMA) by the FDA. A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.

After a premarket approval application is sufficiently complete, the FDA will accept the application and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years, but it may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a premarket approval.

Clinical Trials

Clinical trials are almost always required to support a premarket approval application. If the device presents a “significant risk,” as defined by the FDA, to human health, the FDA requires the device sponsor to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trials. The investigational device exemption application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The investigational device exemption application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a “non-significant risk” device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials may require that we obtain an investigational device exemption from the FDA prior to commencing clinical trials and that the trial be conducted under the oversight of an institutional review board at the clinical trial site. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. A clinical trial may be suspended by the FDA or the investigational review board at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the study. Even if a study is completed, the results of our clinical testing may not demonstrate the safety and efficacy of the device, or may be equivocal or otherwise not be sufficient to obtain approval of our product. Similarly, in Europe the clinical study must be approved by the local ethics committee and in some cases, including studies of high-risk devices, by the Ministry of Health in the applicable country.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
•	Quality System Regulation, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;
•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;
•	post-approval restrictions or conditions, including post-approval study commitments;
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
•	regulations pertaining to voluntary recalls; and
•	notices of corrections or removals.

We and our third-party manufacturers must register with the FDA as medical device manufacturers and must obtain all necessary state permits or licenses to operate our business. As manufacturers, we and our third-party manufacturers are subject to announced and unannounced inspections by the FDA to determine our compliance with quality system regulation and other regulations. We have not yet been inspected by the FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying our requests for 510(k) clearance or premarket approval of new products or modified products;
•	operating restrictions;
•	withdrawing 510(k) clearances on PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

Further, we are subject to various federal and state laws concerning health care fraud and abuse, including false claims laws, anti-kickback laws and physician self-referral laws. Violations of these laws can result in criminal and/or civil punishment, including fines, imprisonment and, in the U.S., exclusion from participation in government health care programs. The scope of these laws and related regulations is expanding and their interpretation is evolving. There is very little precedent related to these laws and regulations. Increased funding for enforcement of these laws and regulations has resulted in greater scrutiny of marketing practices in our industry and resulted in several investigations by various government authorities. If a governmental authority were to determine that we do not comply with these laws and regulations, then we and our officers and employees could be subject to criminal and civil sanctions, including exclusion from participation in federal health care reimbursement programs.

Combination Product/Biologic

Government Regulation Combination Products/Biologics

We believe that some of our products, such as the InBreath Airway Transplant System, may be defined as combination products consisting of two or more regulated components, a biologic and a medical device. In the U.S., a combination product usually is assigned by the FDA to one of the agency’s centers, such as the CBER or the CDRH with the chosen center to take the lead in pre-marketing review and approval of the combination product. Other FDA centers also may review the product in regard to matters that are within their expertise. The FDA selects the lead center based on an assessment of the combination product’s “primary mode of action.” Some products also may require approval or clearance from more than one FDA center.

To determine which FDA center or centers will review a combination product submission, companies may submit a request for assignment to the FDA. Those requests may be handled formally or informally. In some cases, jurisdiction may be determined informally based on FDA experience with similar products. However, informal jurisdictional determinations are not binding on the FDA. Companies also may submit a formal

Request for Designation to the FDA Office of Combination Products. The Office of Combination Products will review the request and make its jurisdictional determination within 60 days of receiving a Request for Designation. We believe that regenerative medicine products containing cells will likely be reviewed by CBER, while the unseeded scaffolds and bioreactor products used to aid in the generation of regenerative medicine products may be reviewed by the CDRH either in consultation with CBER as part of the BLA or separately as a medical device.

Domestic Regulation of Our Products and Business

The testing, manufacturing, and potential labeling, advertising, promotion, distribution, import and marketing of our products are subject to extensive regulation by governmental authorities in the U.S. and in other countries. In the U.S., the FDA, under the Public Health Service Act, the Federal Food, Drug and Cosmetic Act, and its implementing regulations, regulates biologics and medical device products.

The labeling, advertising, promotion, marketing and distribution of biopharmaceuticals, or biologics and medical devices also must be in compliance with the FDA and U.S. Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing us to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In addition, we are required to meet regulatory requirements in countries outside the U.S., which can change rapidly with relatively short notice.

The FDA has broad post-market and regulatory enforcement powers. Manufacturers of biologics and medical devices are subject to unannounced inspections by the FDA to determine compliance with applicable regulations, and these inspections may include the manufacturing facilities of some of our subcontractors. Failure by manufacturers or their suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities. Potential FDA enforcement actions include:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	operating restrictions;
•	withdrawing PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

In addition, other government authorities influence the success of our business, including the availability of adequate reimbursement from third party payors, including government programs such as Medicare and Medicaid. Medicare and Medicaid reimbursement policies can also influence corresponding policies of private insurers and managed care providers, which can further affect our business.

Biologics Regulation

Biological products must satisfy the requirements of the Public Health Services Act and its implementing regulations. In order for a biologic product to be legally marketed in the U.S., the product must have a BLA approved by the FDA.

The BLA Approval Process

The steps for obtaining FDA approval of a BLA to market a biopharmaceutical, or biologic product in the U.S. include:

•	completion of preclinical laboratory tests, animal studies and formulation studies under the FDA’s GLP regulations;
•	submission to the FDA of an IND application, for human clinical testing, which must become effective before human clinical trials may begin and which must include Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;
•	performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices, or GCP, to establish the safety, purity, and potency of the product for each indication;
•	submission to the FDA of a BLA, which contains detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes of the clinical trials, and proposed labeling and packaging for the product;
•	the FDA’s acceptance of the BLA for filing;
•	for any biological product containing an active ingredient not previously approved, automatic referral to an appropriate advisory committee for review prior to approval, unless the FDA decides otherwise;
•	satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review or by the advisory committee, if applicable;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product’s identity, strength, quality and purity; and
•	FDA approval of the BLA.

Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies.

An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed.

Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to GCP. Adverse events must be reported and investigated timely. To conduct a clinical trial, a company is also required to obtain the patients’ informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. The sponsor, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to trial subjects outweigh the anticipated benefits. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each site at which the trial is conducted must approve the protocol and any amendments. Foreign studies performed under an IND must meet the same requirements that apply to U.S. studies. The FDA will accept a foreign clinical trial not conducted under an IND only if the trial is well-designed, well-conducted, performed by qualified investigators in accordance with international principles for GCP, and conforms to the ethical principles contained in the Declaration of Helsinki, or with the laws and regulations of the country in which the research was conducted, whichever provides greater protection of the human subjects. The FDA, however, has substantial discretion in deciding whether to accept data from foreign non-IND clinical trials.

Clinical trials involving biopharmaceutical products are typically conducted in three sequential phases. The phases may overlap or be combined. A fourth, or post-approval, phase may include additional clinical trials. These phases are described generally below. We note, however, that the exact number of study subjects required for each specific intended use, and our intent to combine or “telescope” various study phases together, are both areas where we will actively seek FDA feedback to streamline the clinical evaluation process. Briefly, the phases of clinical development generally include the following:

•	Phase I. Phase I clinical trials involve the initial introduction of the product into human subjects to determine the adverse effects associated with increasing doses. Such Phase I studies frequently are highly abbreviated or combined with Phase II studies (as outlined below), when the product involves the patient’s own cells.
•	Phase II. Phase II clinical trials usually involve studies in a limited patient population to evaluate the efficacy of the product for specific, targeted indications, to determine dosage tolerance and optimal dosage, and to identify possible adverse effects and safety risks. Products that contain the patient’s own cells frequently are studied for initial safety and effectiveness determinations in combined or “telescoped” Phase I/II clinical studies.
•	Phase III. If the product is found to be potentially effective and to have an acceptable safety profile in Phase II (or sometimes Phase I) trials, the clinical trial program will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical trial sites. As noted, the exact number of subjects needed, the duration of clinical follow-up, and the endpoints by which safety and efficacy are demonstrated are based on the condition being treated.
•	Post-Approval (Phase IV). Post-approval clinical trials are required of or agreed to by a sponsor as a condition of, or subsequent to marketing approval. Further, if the FDA becomes aware of new safety information about an approved product, it is authorized to require post approval trials of the biological product. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

Clinical testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted under an IND and may, at its discretion, reevaluate, alter, suspend, or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA or the sponsor may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request that additional pre-clinical studies or clinical trials be conducted as a condition to product approval. Additionally, new government requirements may be established that could delay or prevent regulatory approval of our products under development. Furthermore, IRBs have the authority to suspend clinical trials in their respective institutions at any time for a variety of reasons, including safety issues.

Certain information about clinical trials, including a description of the trial, participation criteria, location of trial sites, and contact information, is required to be sent to the NIH for inclusion in a publicly-assessable database. Sponsors also are subject to certain state laws imposing requirements to make publicly available certain information on clinical trial results. In addition, the FDA Amendments Act of 2007 directs the FDA to issue regulations that will require sponsors to submit to the NIH the results of certain controlled clinical trials, other than Phase I studies.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. In most cases, the BLA must be accompanied by a substantial user fee. The FDA will initially review the BLA for completeness before it accepts the BLA for filing. There can be no assurance that the submission will be accepted for filing or that the FDA may not issue a refusal-to-file, or RTF. If a RTF is issued, there is opportunity for dialogue between the sponsor and the FDA in an effort to resolve all concerns. If the BLA submission is accepted for filing, the FDA will begin an in-depth review of the BLA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. If the biological product contains a new active ingredient not previously approved, the BLA automatically will be referred to an appropriate advisory committee for review prior to approval of the biological product, unless the FDA decides otherwise and specifies such reasons in a complete response letter to the sponsor. The FDA, however, is not bound by the opinion of the advisory committee.

Companies also may seek fast track designation for their products. Fast track products are those that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs for such a condition. If awarded, the fast track designation applies to the product only for the indication for which the designation was received. Fast track products are eligible for two means of potentially expediting product development and FDA review of BLAs. First, a fast track product may be approved on the basis of either a clinical endpoint or a surrogate endpoint that is reasonably likely to predict clinical benefit. Approvals of this kind may be subject to requirements for appropriate post-approval studies to validate the surrogate endpoint or otherwise confirm the effect on the clinical endpoint, and to certain other conditions. Second, if the FDA determines after review of preliminary clinical data submitted by the sponsor that a fast track product may be effective, it may begin review of portions of a BLA before the sponsor submits the complete BLA, thereby accelerating the date on which review of a portion of the BLA can begin. There can be no assurance that any of our other products will receive designation as fast track products. And even if they are designated as fast track products, we cannot assure you that our products will be reviewed or approved more expeditiously for their fast track indications than would otherwise have been the case or will be approved promptly, or at all. Furthermore, the FDA can revoke fast track status at any time.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-approval clinical trials to verify and further define the product’s clinical benefit and safety profile. There can be no assurance that any of our products will receive accelerated approval. Even if accelerated approval is granted, the FDA may withdraw such approval if the sponsor fails to conduct the required post-approval clinical trials, or if the post-approval clinical trials fail to confirm the early benefits seen during the accelerated approval process.

Fast track designation and accelerated approval should be distinguished from priority review although products awarded fast track status may also be eligible for priority review. Products regulated by the CBER may receive priority review if they provide significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious or life-threatening disease. Products awarded priority review are given abbreviated review goals by the agency. Under the Prescription Drug User Fee Act of 2007, the agency has agreed to the performance goal of reviewing products awarded priority review within six months, whereas products under standard review receive a ten-month target. The review process, however, is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. Priority review is requested at the time the BLA is submitted, and the FDA makes a decision as part of the agency’s review of the application for filing. If the InBreath System is regulated as a biologic through the BLA process, we intend to seek priority review. We cannot guarantee that the FDA will grant the designation and cannot predict if awarded, what impact, if any, it will have on the review time for approval of our product.

If granted, fast track designation, accelerated approval, and priority review may expedite the approval process, but they do not change the standards for approval.

Before approving a BLA, the FDA will generally inspect the facility or the facilities at which the finished product and its components are manufactured to ensure compliance with cGMP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either issue “not approvable” letter or an “approvable” letter. A “not approvable” letter means that the FDA refuses to approve the application because the BLA or manufacturing facilities do not satisfy the regulatory criteria for approval. An “approvable” letter means that the FDA considers the BLA and manufacturing facilities to be favorable, but the letter will outline the deficiencies and provide the applicant with an opportunity to submit additional information or data to address the deficiencies. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Separate approval is required for each proposed indication. If we want to expand the use of an approved product, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions, such as post approval studies, on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

After regulatory approval of a product is obtained, companies are required to comply with a number of post-approval requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and recordkeeping. For example, as a condition of approval of a BLA, the FDA may require post-approval testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production deviations and problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Specifically, our products could be subject to voluntary recall if we or the FDA determine, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death. In addition, the FDA could suspend the marketing of or withdraw a previously approved product from the market upon receipt of newly discovered information regarding the product’s safety or effectiveness.

Orphan Drug Designations

The Orphan Drug Act provides incentives to manufacturers to develop and market drugs and biologics for rare diseases and conditions affecting fewer than 200,000 persons in the U.S. at the time of application for orphan drug designation, or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a new drug application, or NDA, or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the

FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The first developer to receive FDA marketing approval for an orphan biologic is entitled to a seven year exclusive marketing period in the U.S. for that product as well as a waiver of the BLA user fee. The exclusivity prevents FDA approval of another application for the same product for the same indication for a period of seven years, except in limited circumstances where there is a change in formulation in the original product and the second product has been proven to be clinically superior to the first.

International

We plan to seek required regulatory approvals and comply with extensive regulations governing product safety, quality, manufacturing and reimbursement processes in order to market our products in other major foreign markets. The regulation of our products in the EU and in other foreign markets varies significantly from one jurisdiction to another. The classification of the particular products and related approval or CE marking procedures can involve additional product testing and additional administrative review periods. The time required to obtain these foreign approvals or to CE mark our products may be longer or shorter than that required in the U.S., and requirements for approval may differ from the FDA requirements. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. To date, we have not initiated any discussions with any foreign regulatory authorities with respect to seeking regulatory approval of our products.

In the EU, the Directive 93/42/EEC provides the basic definition of a medical device and lays down the technical and procedural obligations which must be followed by the manufacturer of a medical device prior to affixing a CE mark to the product. Products falling within the scope of the Directive 93/42/EEC are subject to a conformity assessment procedure which often includes the intervention of a notified body. Medical devices must comply with the Essential Requirements laid down in Annex I to the Directive. Directive 93/42/EEC requires that manufacturers maintain a Technical File related to their products and to have clinical data supporting the safety and performance of the products during normal conditions of use. Manufacturers must also comply with quality system requirements which can be met by, among other things, demonstration of compliance with the ISO 13485:2003 standard. If the outcome of the conformity assessment conducted by the notified body is positive, the manufacturer will be issued a related CE Certificate of Conformity by its notified body and will be entitled to affix the CE mark to its medical devices after having signed a related Declaration of Conformity.

The marketing authorization of products containing viable human tissues or cells in the EU is governed by Regulation 1394/2007/EC on advanced therapy medicinal products, read in combination with Directive 2001/83/EC of the European parliament and of the Council, commonly known and the Community code on medicinal products. Regulation 1394/2007/EC lays down specific rules concerning the authorization, supervision and pharmacovigilance of medicinal products, cell therapy medicinal products and tissue engineered products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety and efficacy of their products to the European Medicines Agency which is required to provide an opinion regarding the application for marketing authorization. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the European Medicines Agency. Regulation 1394/2007/EC also applies to combination products which consist of medical devices and advanced therapy medicinal products. In light of Regulation 1394/2007/EC, a medical device which forms part of a combined advanced therapy medicinal product must meet the Essential Requirements laid down in Annex I to Directive 93/42/EEC. The manufacturer of the combination product must include evidence of such compliance in its marketing authorization application. The application for a marketing authorization for a combined advanced therapy medicinal product must also, where available, include the results of the assessment of the medical device part by a notified body in accordance with Directive 93/42/EEC.

Legislation similar to the Orphan Drug Act has been enacted in other jurisdictions, including the EU. The orphan legislation in the EU is available for therapies addressing conditions that affect five or fewer out of 10,000 persons. The marketing exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Employees

At June 30, 2013, Harvard Bioscience had 19 employees working in our business, of whom 16 are based in the U.S., one is in Germany and two are in Sweden. Thirteen of these employees are principally engaged in research, development, clinical and regulatory activities. None of our employees are unionized. In general, we consider our relations with our employees to be good.

Properties

On or prior to the Distribution Date, we expect to enter into a sublease of approximately 10,000 square feet of mixed use space of the facility located at 84 October Hill Road, Holliston, Massachusetts from Harvard Bioscience, which will be our corporate headquarters. Our principal facilities incorporate manufacturing, laboratory, development, sales and marketing, and administration functions. We believe our current facilities are adequate for our needs for the foreseeable future.

Competition

We are not aware of any companies whose products are directly competitive with our bioreactor and scaffold system. However, in our key markets we may in the future compete with multiple pharmaceutical, biotechnology, medical device and scientific research instrument companies, including, among others, Aastrom Biosciences, Aldagen, BioTime, Baxter International, Inc., Bose Corporation, Celgene, Cytori Therapeutics, E. I. du Pont de Nemours and Company, Genzyme (acquired by Sanofi-aventis), Harvest Technologies, Mesoblast, Nanofiber Solutions, Organovo, Osiris Therapeutics, Tengion, Tissue Genesis, Inc., Tissue Growth Technologies, Transmedics, United Therapeutics and W.L. Gore and Associates.

Many of our potential competitors have substantially greater financial, technological, research and development, marketing, and personnel resources than we do. We cannot forecast if or when these or other companies may develop competitive products.

We expect that other products will compete with products and potential products based on efficacy, safety, cost, and intellectual property positions. While we believe that these will be the primary competitive factors, other factors include, in certain instances, obtaining marketing exclusivity under the Orphan Drug Act, availability of supply, manufacturing, marketing and sales expertise and capability, and reimbursement coverage.

Legal Proceedings

On December 17, 2012, we received correspondence from legal counsel to Nanofiber Solutions, Inc., or NFS, claiming that in developing our scaffold product and related intellectual property, we may have committed misappropriation, unauthorized use and disclosure of confidential information, and possible infringement of intellectual property rights of NFS. NFS’ legal counsel has also threatened us with legal action, including seeking an injunction, if we are unable to respond in a satisfactory manner to NFS’ claims. Additionally, we have received correspondence from legal counsel to UCLB challenging the validity of the assignment of certain patent applications that have been assigned to us by Dr. Macchiarini. We believe that these claims are without merit, and we will vigorously seek to protect our rights regarding such claims. Until we are able to resolve these respective matters with NFS and UCLB, we believe it is likely that each of NFS and UCLB will continue to pursue the matters against us. Our legal counsel has corresponded with NFS’ and UCLB’s respective counsel since our receipt of the initial correspondence. While we are still investigating the matters, we do not believe that the matters will have a material adverse effect on our business, financial position or results of operations. In addition we have also received correspondence from an academic researcher implying that one of our products may violate an issued patent. We do not believe that our current products violate this patent.

While we are not currently a party to any legal proceedings, from time to time we may be a party to a variety of legal proceedings that arise in the normal course of our business.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth information as of March 31, 2013, regarding individuals who serve as our directors and/or executive officers.

Name	Age	Position(s)
David Green	49	President, Chief Executive Officer and Chairman of the Board of Directors
Thomas McNaughton	53	Chief Financial Officer
John F. Kennedy	64	Director
Thomas Robinson	54	Director
James J. McGorry	57	Director

David Green — President, Chief Executive Officer, and Chairman

Mr. Green has served as our President, Chief Executive Officer, and Chairman of our Board of Directors since May 3, 2012. Mr. Green has also been the President and a member of the Board of Directors of Harvard Bioscience since March 1996 and President and interim CEO since May 2013. Upon completion of the Distribution, Mr. Green will no longer be the President and CEO of Harvard Bioscience but will remain a director. Mr. Green’s previous experiences include working as a strategy consultant with Monitor Company, a strategy consulting company, in Cambridge, Massachusetts and Johannesburg, South Africa from June 1991 until September 1995 and a brand manager for household products with Unilever PLC, a packaged consumer goods company, in London from September 1985 to February 1989. Mr. Green currently sits on the Advisory Board of the Harvard Business School Healthcare Initiative and on the Executive Advisory Board of The University of Massachusetts Lowell Nanomanufacturing Center. Mr. Green graduated from Oxford University with a B.A. Honors degree in physics and holds a M.B.A. degree with distinction from Harvard Business School.

We believe Mr. Green’s qualifications to sit on our Board of Directors include his executive leadership experience, his experience founding the regenerative medicine business at Harvard Bioscience, his significant operating and management expertise and the knowledge and understanding of our company that he has acquired over 16 years of service as the President and director of Harvard Bioscience.

Mr. Green will no longer be employed at Harvard Bioscience following the Distribution. Nevertheless, while Mr. Green will devote substantially all his time to our company’s day to day operations, for a brief period of time following the Distribution, he may provide some transition services on behalf of our company to Harvard Bioscience in accordance with the Transition Services Agreement to be entered into between us and Harvard Bioscience in connection with the Separation.

Thomas McNaughton — Chief Financial Officer

Mr. McNaughton has served as our Chief Financial Officer since May 3, 2012. Mr. McNaughton has also been the Chief Financial Officer of Harvard Bioscience since November 2008. Upon completion of the Distribution, Mr. McNaughton will no longer be the Chief Financial Officer of Harvard Bioscience. From 2007 to 2008, Mr. McNaughton was a consultant providing services primarily to an angel-investing group and a silicon manufacturing start-up. From 2005 to 2007, Mr. McNaughton served as Vice President of Finance and Chief Financial Officer for Tivoli Audio, LLC, a venture capital-backed global manufacturer of premium audio systems. Prior to joining Tivoli Audio, LLC, from 1990 to 2005, Mr. McNaughton served in various managerial positions in the areas of financial reporting, treasury, investor relations, and acquisitions within Cabot Corporation, a global manufacturer of fine particulate products, and served from 2002 to 2005 as Finance Director, Chief Financial Officer of Cabot Supermetals, a $350 million Cabot division that provides high purity tantalum and niobium products to the electronics and semiconductor industries. Mr. McNaughton practiced from 1982 to 1990 as a Certified Public Accountant in the audit services group of Deloitte & Touche, LLP. Mr. McNaughton holds a B.S. in accounting and finance from Babson College.

Mr. McNaughton will no longer be employed at Harvard Bioscience following the Distribution. Nevertheless, while Mr. McNaughton will devote substantially all his time to our company’s day to day operations, for a brief period of time following the Distribution, he may provide some transition services on behalf of our company to Harvard Bioscience in accordance with the Transition Services Agreement to be entered into between us and Harvard Bioscience in connection with the Separation.

John F. Kennedy — Director

Mr. Kennedy has served as a member of our Board of Directors since December 3, 2012. From June 2006 until his retirement in October 2008, Mr. Kennedy served as President and Chief Financial Officer of Nova Ventures Corporation, the management company providing executive management services to the operating companies of Nova Holdings LLC, Nova Analytics Corporation and Nova Technologies Corporation. From 2002 to 2006, Mr. Kennedy served as the President and Chief Financial Officer of Nova Analytics Corporation, a worldwide supplier and integrator of analytical instruments. From 1999 to 2002, Mr. Kennedy served as the Senior Vice President, Finance, Chief Financial Officer and Treasurer of RSA Security Inc., an e-business security company. Prior to joining RSA Security, Mr. Kennedy was Chief Financial Officer of Decalog, NV, a developer of enterprise investment management software, from 1998 to 1999. From 1993 to 1998, Mr. Kennedy served as Vice President of Finance, Chief Financial Officer and Treasurer of Natural MicroSystems Corporation, a telecommunications company. Mr. Kennedy, a former CPA, also practiced as a public accountant at KPMG for six years. Mr. Kennedy currently serves on the Boards of Directors of Harvard Bioscience and Datacom Systems, Inc. Mr. Kennedy holds an M.S.B.A. in Accounting from the University of Massachusetts Amherst.

We believe Mr. Kennedy’s qualifications to sit on our Board of Directors include his executive leadership experience, his significant operating, accounting and financial management expertise and the knowledge and understanding of our company and industry that he has acquired over 11 years of service on the Board of Directors of Harvard Bioscience.

Thomas Robinson — Director

Mr. Robinson has served as a member of our Board of Directors since December 3, 2012. Since September 2011, Mr. Robinson has served as a partner with RobinsonButler, an executive search firm. In 2010, Mr. Robinson served as managing director at Russell Reynolds Associates. From 1998 to 2010, Mr. Robinson served as managing partner of the North American medical technology practice, which includes the medical device, hospital supply/distribution and medical software areas, of Spencer Stuart, Inc., a global executive search firm. From 2002 to 2010, Mr. Robinson was a member of Spencer Stuart’s board services practice, which assists corporations to identify and recruit outside directors. From 1998 to 2000, Mr. Robinson headed Spencer Stuart’s North American biotechnology specialty practice. From 1993 to 1997, Mr. Robinson served as president of the emerging markets business at Boston Scientific Corporation, a global medical devices manufacturer. From 1991 to 1993, Mr. Robinson also served as president and chief operating officer of Brunswick Biomedical, a cardiology medical device company. Mr. Robinson currently serves on the Board of Directors of Cynosure, Inc. He received his M.B.A. from Harvard Business School and his B.A. in mathematics and economics from Brown University.

We believe Mr. Robinson’s qualifications to sit on our Board of Directors include his executive leadership experience in, and knowledge of, the medical device and regenerative medicine industries, and his significant expertise in the areas of public company corporate governance and operations.

James J. McGorry — Director

Mr. McGorry has served as a member of our Board of Directors since February 25, 2013. Mr. McGorry is a seasoned life science executive with over twenty-five years of leadership experience in both medical technology and biotechnology businesses. From 2011 to 2012, Mr. McGorry was Executive Vice-President of Accellent, a medical device contract-manufacturing firm. From 1998 to 2010, Mr. McGorry worked at Genzyme Corporation as a Senior Vice President in both BioSurgery and Oncology. At Genzyme Corporation, he was responsible for commercial operations resulting in global expansion, product extensions and profitable growth. From 1985 to 1996, Mr. McGorry worked at American Hospital Supply Corporation, which merged to form Baxter Healthcare. Mr. McGorry received his MBA from Duke University Fuqua School of Business and his B.A. from the United States Military Academy at West Point.

We believe Mr. McGorry’s qualifications to sit on our Board of Directors include his significant executive leadership, operating and management experience in, and knowledge of, the life sciences, medical technology and biotechnology industries.

The Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. We currently have five directors, three of whom are considered independent under the independence requirements of the NASDAQ Stock Market. Our directors will have discretion to increase or decrease the size of the Board of Directors. Our Board of Directors will be divided into three classes with staggered terms, which means that directors in one of the classes will be elected each for a new three-year term. Class I directors will have an initial term expiring in 2014, Class II directors will have an initial term expiring in 2015 and Class III directors will have an initial term expiring in 2016.

Director Independence

Mr. Kennedy, Mr. Robinson and Mr. McGorry meet NASDAQ’s listing standards for independence. Mr. Green does not meet these standards because he is our employee.

The NASDAQ listing rules require that the Board of Directors be comprised of a majority of independent directors. We intend to rely on the phase-in-periods provided by Rule 4350(a)(5) of the NASDAQ rules and Rule 10A-3(b)(iv)(A) of the Exchange Act, which provide for phase-in compliance where the issuer has not previously been required to file public company reports under Section 13(a) or 15(d) of the Exchange Act. Accordingly, we plan to have a Board of Directors comprised of a majority of independent directors and an audit committee comprised solely of independent directors within one year of our listing.

There are no family relationships among any of the individuals who are expected to serve as members of our Board of Directors and as our executive officers following the Distribution.

Board Committees

Prior to the Distribution, our Board of Directors will have an audit committee, a compensation committee and a nominating and corporate governance committee.

The table below provides committee assignments for each of the committees of our Board of Directors:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
John F. Kennedy	X*
Thomas Robinson		X*
James J. McGorry			X*

*	Indicates Committee Chair

Audit Committee

The audit committee will be established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. We are relying on the phase-in-periods provided by Rule 4350(a)(5) of the NASDAQ Rules and Rule 10A-3(b)(iv)(A) of the Exchange Act. Accordingly, we plan to have an audit committee comprised solely of independent directors as defined by the NASDAQ listing standards within one year of our listing, and at least one director will satisfy the definition of audit committee financial expert as determined by the SEC.

The audit committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The Board of Directors and the audit committee will discuss matters relating to risks that arise or may arise.

Upon completion of the Distribution, the audit committee will consist of John F. Kennedy. Mr. Kennedy is considered independent under the NASDAQ listing standards and an audit committee financial expert under

SEC rules. Prior to the consummation of the Distribution, our Board of Directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available without charge on the investor relations portion of our web site.

Compensation Committee

Each member of the compensation committee will be independent as defined by the NASDAQ listing standards, subject to the phase-in periods provided by Rule 4350(a)(5) of the NASDAQ Rules. Accordingly, we plan to have a compensation committee comprised solely of independent directors within one year of our listing.

Upon completion of the Distribution, the compensation committee will consist of Thomas Robinson. Mr. Robinson is considered an independent director under the NASDAQ listing standards. Prior to the consummation of the Distribution, our Board of Directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available without charge on the investor relations portion of our web site.

Nominating and Corporate Governance Committee

Upon completion of the Distribution, the nominating and corporate governance committee will consist of James J. McGorry. Mr. McGorry is considered an independent director under the NASDAQ listing standards. Prior to the Distribution, our Board of Directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the NASDAQ Stock Market, will be available without charge on the investor relations portion of our web site.

Board Leadership Structure and the Board’s Role in Risk Oversight

Our Board of Directors believes that the combined role of Chairman of the Board and Chief Executive Officer promotes and facilitates information flow between management and the Board of Directors, which is essential to effective governance. Having considered the particular circumstances of our company, including our status as a “controlled company,” the individual attributes of our current directors, including our Chairman of the Board and Chief Executive Officer, the effective manner in which certain of our directors historically have performed their duties as Harvard Bioscience directors, and the critical need for stability and continuity of leadership and decision-making necessary in connection with the Separation, it is our Board of Directors’ belief that, at this time, there is no need to separate the offices of Chairman of the Board and Chief Executive Officer.

Management is responsible for the day-to-day management of risks we face while the Board of Directors, as a whole and through its committees, will oversee risk management. The audit committee is responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The Board of Directors and the audit committee will review and discuss, including with management, risks that arise or may arise. For example, the audit committee will discuss financial risk, including with respect to financial reporting and internal controls, with management and our independent registered public accounting firm and the steps management has taken to minimize those risks. Our Board of Directors will also administer its risk oversight function through the required approval by the Board of Directors (or a committee of the Board of Directors) of significant transactions and other material decisions.

Code of Business Conduct and Ethics

Effective upon the Distribution, our Board of Directors will adopt a written Code of Business Conduct and Ethics applicable to our directors, chief executive officer, chief financial officer and all other officers and employees of our company and our subsidiaries. Copies of the Code of Business Conduct and Ethics will be available without charge on the investor relations portion of our web site upon completion of the Distribution or upon request in writing to Harvard Apparatus Regenerative Technology, Inc., 84 October Hill Rd., Holliston, MA 01746, Attention: Corporate Secretary.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. David Green currently serves as a member of the Board of Directors of Harvard Bioscience.

DIRECTOR AND EXECUTIVE COMPENSATION

Board of Directors’ Compensation

No compensation has been paid to our non-employee directors since our inception. Upon the completion of the Distribution, all of our non-employee directors will receive a non-qualified stock option to purchase 25,000 shares of our common stock vesting one year from the date of grant and granted on the eleventh trading day following the Distribution Date. Each non-employee that is elected to the our Board of Directors following the Distribution is entitled to receive a non-qualified stock option to purchase 25,000 shares of our common stock vesting one year from the date of grant and granted on the fifth business day following his or her initial election to the Board of Directors.

Each non-employee director also receives an annual retainer of $30,000 paid in four equal quarterly installments. Each non-employee director is also entitled to receive a non-qualified stock option to purchase 25,000 shares of our common stock vesting one year from the date of grant and granted on the fifth business day following our annual meeting of stockholders.

Directors who are also our employees will receive no additional compensation for service as a director.

Executive Compensation

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act. We have only two executive officers, David Green, our Chief Executive Officer, and Thomas McNaughton, our Chief Financial Officer, who will be our named executive officers. No compensation was paid to our executive officers during the fiscal year ended December 31, 2012. Our officers were paid by Harvard Bioscience and the expense of such compensation was allocated to us in connection with the preparation of our financial statements included in this information statement.

Employment Agreements — Named Executive Officers

Prior to the Distribution, we will enter into employment agreements with our named executive officers that will have a term that commences upon the Distribution. The anticipated material terms of those agreements are summarized below.

David Green

Mr. Green’s employment agreement will have a term of two years, but shall automatically renew for successive two year periods unless either party provides 90 days’ notice that it does not wish to extend the agreement. Mr. Green’s employment agreement provides for an annual base salary in the amount of five hundred four thousand seven hundred dollars ($504,700) which shall be reevaluated on an annual basis by the Board of Directors or the compensation committee. Mr. Green will be eligible to receive cash incentive compensation as determined by the Board of Directors or the compensation committee, and shall also be eligible to participate in all of our employee benefit plans, including without limitation, retirement plans, stock option plans, and medical insurance plans. Mr. Green is also entitled to use a car leased for him by us.

Mr. Green’s employment agreement also provides for payments to be made to Mr. Green in the event of his termination under certain circumstances. If Mr. Green’s employment is terminated by us without “cause” (as such term is defined in Mr. Green’s employment agreement) or by Mr. Green for “good reason” (as such term is defined in Mr. Green’s employment agreement), we are obligated to pay Mr. Green two times the sum of his average annual base salary for the prior three fiscal years or annual salary for the prior fiscal year, whichever is higher, and his average annual cash incentive compensation for the prior three fiscal years or annual cash incentive compensation for the prior fiscal year, whichever is higher. Such payment is conditioned upon Mr. Green’s execution of a general release of claims against us. In addition, all of Mr. Green’s stock options or stock based awards that would otherwise vest within the 24 month period following such termination shall accelerate and become immediately exercisable.

We shall continue to pay health insurance premiums for health insurance coverage for Mr. Green and his immediate family for a period of one year following his termination without cause or for good reason.

Mr. Green may also be entitled to certain payments in the event of a change in control of our company. If Mr. Green’s employment is terminated by us without cause or by Mr. Green for good reason within 18 months of a change in control of our company, Mr. Green is entitled to receive a lump sum cash payment in an amount equal to three times the sum of Mr. Green’s most recent annual salary and his most recent cash incentive compensation. In addition, in the event of a change in control, all of Mr. Green’s stock options or stock based awards shall accelerate and become immediately exercisable. We shall continue to pay health insurance premiums for health insurance coverage for Mr. Green and his immediate family for a period of one year following his termination as a result of a change in control. Any distribution of the shares of our common stock by Harvard Bioscience to its stockholders will be expressly excluded from the definition of change in control in Mr. Green’s employment agreement. Mr. Green will not be entitled to severance payments unless mutually agreed upon in writing if Mr. Green is terminated for cause, due to death or disability, or he terminates his employment without good reason. In the event Mr. Green is terminated due to death or disability, we shall continue to pay health insurance premiums for health insurance coverage for Mr. Green and his immediate family for a period of one year following his termination. Mr. Green is also eligible to receive a gross up payment in the event that any amounts received pursuant to the terms of his employment agreement are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties on such excise tax are incurred by Mr. Green. Such payment shall be equal to the amount of (i) the excise tax, (ii) any federal, state or local tax resulting from the gross up payment and (iii) any interest and/or penalties assessed with respect to such excise tax.

Pursuant to the terms of his employment agreement, Mr. Green is also subject to certain confidentiality, non-solicitation and non-competition obligations. The non-solicitation and non-competition obligations survive during the term of his agreement and for a period of 12 months thereafter.

For purposes of Mr. Green’s employment agreement, “cause” shall mean: (A) conduct by Mr. Green constituting a material act of willful misconduct in connection with the performance of his duties; (B) criminal or civil conviction of Mr. Green, a plea of nolo contendere by Mr. Green or conduct by Mr. Green that would reasonably be expected to result in material injury to our reputation if he were retained in his position with us; (C) continued, willful and deliberate non-performance by Mr. Green of his duties; (D) a breach by Mr. Green of his confidentiality, non-solicitation and non-competition obligations to us; or (E) a violation by Mr. Green of our employment policies. For purposes of Mr. Green’s employment agreement, “good reason” shall mean the occurrence of any of the following events: (A) a substantial diminution or other substantive adverse change, not consented to by Mr. Green, in his responsibilities, powers, or duties; (B) any removal of Mr. Green’s title of President and Chief Executive Officer; (C) an involuntary reduction in Mr. Green’s annual salary except for across-the-board reductions similarly affecting substantially all management employees; (D) a breach by us of any of our other material obligations under Mr. Green’s employment agreement; (E) the involuntary relocation of our offices at which Mr. Green is principally employed to a location more than 30 miles from our current offices; or (F) our failure to obtain the agreement from any successor company to us to assume and agree to perform Mr. Green’s employment agreement.

Thomas McNaughton

Mr. McNaughton’s employment agreement will have a term of two years, but shall automatically renew for successive two year periods unless either party provides 90 days’ notice that it does not wish to extend the agreement. Mr. McNaughton’s employment agreement provides for an annual base salary in the amount of three hundred nine thousand ($309,000) which shall be reevaluated on an annual basis by the Board of Directors or the compensation committee. Mr. McNaughton will be eligible to receive cash incentive compensation as determined by the Board of Directors or the compensation committee, and shall also be eligible to participate in all of our employee benefit plans, including without limitation, retirement plans, stock option plans, stock purchase plans and medical insurance plans.

Mr. McNaughton’s employment agreement also provides for payments to be made to Mr. McNaughton in the event of his termination under certain circumstances. If Mr. McNaughton’s employment is terminated by us without “cause” (as such term is defined in Mr. McNaughton’s employment agreement) or by Mr. McNaughton for “good reason” (as such term is defined in Mr. McNaughton’s employment agreement), we are obligated to pay Mr. McNaughton the sum of his average annual base salary for the prior three fiscal years or annual salary for the prior fiscal year, whichever is higher, and his average annual cash incentive compensation for the prior three fiscal years or annual cash incentive compensation for the prior fiscal year, whichever is higher. Such payment is conditioned upon Mr. McNaughton’s execution of a general release of claims against us. In addition, all of Mr. McNaughton’s stock options or stock based awards that would otherwise vest within the 18 month period following such termination shall accelerate and become immediately exercisable. We shall continue to pay health insurance premiums for health insurance coverage for Mr. McNaughton and his immediate family for a period of one year following his termination without cause or for good reason.

Mr. McNaughton may also be entitled to certain payments in the event of a change in control of our company. If Mr. McNaughton’s employment is terminated by us without cause or by Mr. McNaughton for good reason within 18 months of a change in control of our company, Mr. McNaughton is entitled to receive a lump sum cash payment in an amount equal to the sum of Mr. McNaughton’s most recent annual salary and his most recent cash incentive compensation. In addition, in the event of a change in control, all of Mr. McNaughton’s stock options or stock based awards shall accelerate and become immediately exercisable. We shall continue to pay health insurance premiums for health insurance coverage for Mr. McNaughton and his immediate family for a period of one year following his termination as a result of a change in control. Any distribution of the shares of our common stock by Harvard Bioscience to its stockholders will be expressly excluded from the definition of change in control in Mr. McNaughton’s employment agreement.

Mr. McNaughton will not be entitled to severance payments unless mutually agreed upon in writing if Mr. McNaughton is terminated for cause, due to death or disability, or he terminates his employment without good reason. In the event Mr. McNaughton is terminated due to death or disability, we shall continue to pay health insurance premiums for health insurance coverage for Mr. McNaughton and his immediate family for a period of one year following his termination.

Mr. McNaughton is also eligible to receive a gross up payment in the event that any amounts received pursuant to the terms of his employment agreement are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties on such excise tax are incurred by Mr. McNaughton. Such payment shall be equal to the amount of (i) the excise tax, (ii) any federal, state or local tax resulting from the gross up payment and (iii) any interest and/or penalties assessed with respect to such excise tax. Pursuant to the terms of his employment agreement, Mr. McNaughton is also subject to certain confidentiality, non-solicitation and non-competition obligations. The non-solicitation and non-competition obligations survive during the term of his agreement and for a period of 12 months thereafter.

For purposes of Mr. McNaughton’s employment agreement, “cause” shall mean: (A) conduct by Mr. McNaughton constituting a material act of willful misconduct in connection with the performance of his duties; (B) criminal or civil conviction of Mr. McNaughton, a plea of nolo contendere by Mr. McNaughton or conduct by Mr. McNaughton that would reasonably be expected to result in material injury to our reputation if he were retained in his position with us; (C) continued, willful and deliberate non-performance by Mr. McNaughton of his duties; (D) a breach by Mr. McNaughton of his confidentiality, non-solicitation and non-competition obligations to us; or (E) a violation by Mr. McNaughton of our employment policies.

For purposes of Mr. McNaughton’s employment agreement, “good reason” shall mean the occurrence of any of the following events: (A) a substantial diminution or other substantive adverse change, not consented to by Mr. McNaughton, in his responsibilities, powers, or duties; (B) any removal of Mr. McNaughton’s title of Chief Financial Officer; (C) an involuntary reduction in Mr. McNaughton’s annual salary except for across-the-board reductions similarly affecting substantially all management employees; (D) a breach by us of any of our other material obligations under Mr. McNaughton’s employment agreement; (E) the involuntary relocation of our offices at which Mr. McNaughton is principally employed to a location more than 30 miles from our current offices; or (F) our failure to obtain the agreement from any successor company to us to assume and agree to perform Mr. McNaughton’s employment agreement.

Separation Grants

In connection with the Distribution, our compensation committee and independent directors will grant an aggregate of approximately 2,100,000 options to acquire our common stock with an exercise price equal to the fair market value on the grant date to our named executive officers and certain other employees. These options are referred to herein as the Separation Grants. All of these options will be granted on the eleventh trading day after the Distribution Date and except as noted below with respect to certain Milestone Grants, will vest annually in four equal annual installments on January 1 of each year for four consecutive years commencing with the January 1 immediately following the date of grant. The options to be granted to Mr. Green and Mr. McNaughton will respectively include (i) an option in an amount that, assuming it was exercised at the time of an initial public offering by the Company following the Distribution Date that results in twenty five percent of our common stock being issued, would provide the named executive with a certain percentage of our outstanding common stock immediately following such offering, being six percent (6%) for Mr. Green and one and a half percent (1.5%) for Mr. McNaughton, or the Initial Grants, and (ii) an option in an amount of up to one half of the shares subject to the Initial Grant for each individual, or the Milestone Grants. With respect to the Milestone Grant, the option shall vest in one third increments subject to certain performance milestones to be determined by our Board of Directors.

These grants are intended to:

•	provide the named executive officers and other employees receiving grants an immediate equity interest in our company in order to align their interests with those of our stockholders; and
•	induce certain of the named executive officers to execute their employment agreements with our company pertaining to their executive roles at our company, the term of which will commence at the time of the Distribution, and to waive their rights under their employment agreements with Harvard Bioscience to terminate their employment for “good reason” due to a substantial diminution or other substantive adverse change in their responsibilities, powers, or duties arising from their new roles at our company.

Based on eight million of our shares being outstanding immediately after the Distribution, the option grants to our named executive officers would be as described below:

	Value	Options
David Green	$	900,000
Thomas McNaughton	$	225,000
All Named Executive Officers	$	1,119,938

The number of stock options to be granted to named executive officers will be based on a percentage of our company's outstanding common stock as provided above. The Black-Scholes value of our stock options as set forth above is based on a number of assumptions, including an exercise price equal to $[     ], however the actual exercise price may vary from such assumption and cannot be determined as it will be based on a volume weighted average over the ten (10) trading day period preceding the date of grant.

Treatment of Outstanding Harvard Bioscience Equity Awards

At the time of the Distribution, holders of Harvard Bioscience stock options and restricted stock units issued previously to employees and directors as part of Harvard Bioscience’s equity compensation plans will receive an adjustment to their stock options and restricted stock units because those securities will not participate in the Distribution. The adjustments will be based on the estimated value of the entire Distribution, as measured by the relationship between Harvard Bioscience’s common stock price just prior to and after the Distribution. We expect that, for adjustments to the quantity of outstanding stock options and restricted stock units, Harvard Bioscience will provide 80% of the value of the adjustment by issuing the holder additional Harvard Bioscience restricted stock units and options for shares of Harvard Bioscience common stock and 20% of the value of the adjustment will be provided by us issuing restricted stock units and options for shares of our common stock. Such modified awards will otherwise have substantially identical terms, including term and vesting provisions, as the existing Harvard Bioscience equity awards. The continued vesting and exercisability of the stock options and restricted stock units will be conditioned on the recipient’s continued service to or employment with Harvard Bioscience or our company.

Separately, certain of our employees and directors, including our executive officers, are holders of vested and unvested options to buy Harvard Bioscience common stock and unvested restricted stock units pertaining to

Harvard Bioscience’s common stock. Vesting and exercisability of such options and restricted stock units will continue through their original expiration dates so long as the individual holder is employed or providing service to us or Harvard Bioscience.

With respect to individual owners of both options and/or restricted stock units issued by our company and those issued by Harvard Bioscience, the compensation expense for such options and restricted stock units will be recognized by the company receiving the individual’s services. However, cash proceeds from the future option exercises will be realized by the company that issued the respective option.

Employment Benefit Plans

2013 Equity Incentive Plan

Prior to the Distribution, Harvard Bioscience and our Board of Directors approved our 2013 Equity Incentive Plan, or 2013 Plan, pursuant to which our Board of Directors can grant incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, performance shares and dividend equivalent rights to employees, directors and consultants. In addition, the issuance of awards in partial substitution for equity awards of common stock of Harvard Bioscience immediately prior to the spin-off of our company by Harvard Bioscience are authorized to be issued under the 2013 Plan.

Shares Available.  The maximum number of shares authorized for issuance under the 2013 Plan is 3,000,000 shares of common stock. The 2013 Plan also includes an “evergreen” provision. Under the evergreen provision, the maximum number of shares of stock available for grant and issuance under the 2013 Plan shall be increased on January 1 of each year during the term of the Plan by 4% of the number of shares issued and outstanding on the date of adoption of the Plan. In addition, under the 2013 Plan, our Board of Directors has the express authority to increase the maximum number of shares of stock available for grant and issuance under the 2013 Plan in an amount equal to that number which enables us to issue the full amount of adjustment awards to be issued in connection with the spin-off of our company by Harvard Bioscience as provided above, provided that in no event shall the maximum aggregate number of shares of stock available for grant and issuance under the 2013 Plan, taking into account the total number of such adjustment awards issued, exceed forty percent (40%) of the number of shares issued and outstanding as of the date of adoption of the 2013 Plan. The shares underlying any awards that are forfeited, canceled or are otherwise terminated (other than by exercise) under the 2013 Plan will be added back to the shares authorized for issuance under the 2013 Plan. Shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are not available for future issuance under the 2013 Plan. In addition, upon exercise of stock appreciation rights, the gross number of shares exercised shall be deducted from the total number of shares remaining available for issuance under the 2013 Plan.

Plan Administration.  The 2013 Plan will be administered by the compensation committee of the Board of Directors. The administrator of the 2013 Plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award, subject to limitations, and to determine the specific terms and conditions of each award, subject to the provisions of the 2013 Plan. The administrator may delegate to the Chief Executive Officer the authority to grant awards to employees, other than our executive officers, provided that the administrator includes a limitation as to the number of shares that may be awarded and provides specific guidelines regarding such awards.

Eligibility and Limitations on Grants.  All full-time and part-time officers, employees, non-employee directors and other key persons, including consultants, are eligible to participate in the 2013 Plan, subject to the discretion of the administrator. Approximately      individuals are currently eligible to participate in the 2013 Plan.

Performance-Based Compensation.  To ensure that certain awards granted under the 2013 Plan, including awards of restricted stock, deferred stock, cash-based awards or performance shares to a “Covered Employee” (as defined in the Code) qualify as “performance-based compensation” under Section 162(m) of the Code, the 2013 Plan provides that the compensation committee may require that the vesting of such awards be conditioned on the satisfaction of performance criteria including: (1) return on equity, assets, capital or investment; (2) pre-tax or after-tax profit levels; (3) cash flow, funds from operations or similar measure; (4) total shareholder return; (5) changes in the market price of the our common stock; (6) revenues, sales or market share; (7) net income (loss) or earnings per share; (8) expense margins or operating efficiency (including budgeted spending limits) or (9) project development milestones, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group and, for financial measures, may be based on numbers calculated in accordance with U.S. generally accepted accounting principles or on an as adjusted basis. These performance criteria may be expressed in terms of overall company performance or the performance of a division, business unit, or an individual. The compensation committee will select the particular performance criteria within 90 days following the commencement of a performance cycle, and each performance cycle must be at least three months long. Subject to adjustments for stock splits and similar events, the maximum award of restricted stock or deferred stock or performance shares (or combination thereof) granted to any one individual that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed 1,000,000 shares, or $2,000,000 in the case of a performance-based award that is a cash-based award for any performance cycle, and options or stock appreciation rights with respect to no more than 1,000,000 shares may be granted to any one individual during any calendar year period.

Stock Options.  The exercise price of stock options awarded under the 2013 Plan may not be less than the fair market value of the common stock on the date of the option grant. The term of each stock option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2013 Plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain stockholders that hold more than ten percent of the combined voting power of all classes of our stock.

Automatic Grants to Non-Employee Directors.  The 2013 Plan provides for the automatic grant of a non-qualified stock option to purchase shares of common stock to non-employee directors. Each person who is a non-employee director on the Distribution Date will be granted, on the eleventh trading date after the Distribution Date, an option to acquire 25,000 shares of common stock. Each non-employee director who is first elected to serve as a director after the Distribution, shall be granted, on the fifth business day after such election (provided that if such election is made prior to the fifth trading day after the Distribution Date, then such grant date shall be the eleventh trading day after the Distribution Date), an option to acquire 25,000 shares of common stock. The exercise price of the automatically granted stock options is equal to 100% of the fair market value of the common stock on the date of grant (provided further that with respect to the initial grants made to individuals who are non-employee directors on the Distribution Date, the fair market value of such grants shall mean the arithmetic average of the daily dollar volume-weighted average price of our common stock for each of the ten (10) trading days immediately preceding the date of grant) and, unless otherwise provided by the administrator, shall vest and be exercisable as to all of the shares of stock covered thereby as of the first anniversary of the grant date. The automatically granted stock options expire ten years after the date of grant.

Stock Appreciation Rights.  The administrator may award a stock appreciation right independently of a stock option. The administrator may award stock appreciation rights subject to such conditions and restrictions as the administrator may determine, provided that the exercise price may not be less than the fair market value of the common stock on the date of grant and no stock appreciation right may be exercisable more than ten years after the date of grant. Additionally, during the participant’s lifetime, all stock appreciation rights are exercisable only by the participant or the participant’s legal representative.

Restricted Stock.  The administrator may award shares to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with our company through a specified restricted period. However, in the event these awards to employees have a performance-based goal, the restriction period will be at least one year, and in the event these awards to employees have a time-based restriction, the restriction period will be at least three years.

Deferred Stock.  The administrator may award phantom stock units to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with our company through a specified restricted period. However, in the event these awards to employees have a performance-based goal, the restriction period will be at least one year, and in the event these awards to employees have a time-based restriction, the restriction period will be at least three years. At the end of the deferral period, the participants shall be paid, to the extent vested, in shares.

Unrestricted Stock.  The administrator may grant shares (at par value or for a purchase price determined by the administrator) that are free from any restrictions under the 2013 Plan. Unrestricted stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to such individuals.

Performance Shares.  The administrator may grant performance share awards that entitle the recipient to acquire shares of common stock upon the attainment of specified performance goals. The administrator determines the performance goals, performance periods and other terms of any such awards. However, performance share awards to employees will have a restriction period of at least one year.

Cash-Based Awards.  Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of common stock, as the administrator determines.

Dividend Equivalent Rights.  The administrator may award dividend equivalent rights under the 2013 Plan subject to such conditions and restrictions as the administrator may determine, provided that dividend equivalent rights may only be granted in tandem with restricted stock awards, deferred stock awards, performance share awards or unrestricted stock awards. Dividend equivalents credited to the holder may be paid currently or may be deemed to be reinvested in additional shares of stock, which may thereafter accrue additional equivalents.

Tax Withholding.  Participants in the 2013 Plan are responsible for the payment of any federal, state or local taxes that we are required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the administrator, participants may elect to have the minimum tax withholding obligations satisfied either by authorizing us to withhold shares to be issued pursuant to an option exercise or other award, or by transferring to us shares having a value equal to the amount of such taxes.

Change of Control Provisions.  In the event of a merger, sale or dissolution of our company, or a similar “sale event” (as defined in the 2013 Plan) and upon a change of control all outstanding awards under the 2013 Plan, unless otherwise provided for in a particular award agreement, all stock options and stock appreciation rights will automatically become fully exercisable and all other awards with conditions and restrictions relating solely to the passage of time will become fully vested and non-forfeitable as of the effective time of the sale event or change of control, except as may be otherwise provided in the relevant award agreement. The term change of control is defined in the 2013 Plan and generally refers to any person becoming the beneficial owner of more than twenty five percent voting power of our securities having the right to vote in an election of our Board of Directors, our Board of Directors at the time of the effectiveness of the 2013 Plan (or those added by approval of such directors) ceasing for any reason to constitute at least a majority of our board of directors, the consummation of a consolidation, merger or consolidation or sale or other disposition of all or substantially all of our assets, and/or the approval by our stockholders of any plan or proposal for the liquidation or dissolution of us. In addition, upon a sale event, all outstanding awards under the 2013 Plan will terminate unless the parties to the transaction, in their discretion, provide for assumption, continuation or appropriate substitutions or adjustments of such awards. In the event of such termination in connection with a sale event, each holder of an option or a stock appreciation right will be permitted to exercise such award for a specified period prior to the consummation of the sale event. The administrator may also provide for a cash payment with respect to outstanding options and stock appreciation rights in exchange for the cancellation of such awards.

Term.  No awards of incentive stock options may be granted under the 2013 Plan after the 10-year anniversary of the date that the 2013 Plan was approved by the Board of Directors. No other awards may be granted under the 2013 Plan after the 10-year anniversary of the date that the 2013 Plan was approved by stockholders.

Amendments.  Stockholder approval will be required to amend the 2013 Plan if the administrator determines that this approval is required to ensure that incentive stock options qualify as such under the Code, or that compensation earned under awards qualifies as performance-based compensation under the Code or as required under the applicable securities exchange or market system rules. Otherwise, the Board of Directors may amend or discontinue the 2013 Plan at any time, and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, provided that no such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

Repricing.  Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights without stockholder approval.

Employee Stock Purchase Plan

Prior to the Distribution, Harvard Bioscience and our Board of Directors approved the 2013 employee stock purchase plan. This plan will be effective as of the date of the Distribution. Under this plan, participating employees can authorize us to withhold a portion of their base pay during consecutive six-month payment periods for the purchase of shares of our common stock. Under this plan, 150,000 shares of common stock are authorized for issuance. Once implemented by our Board of Directors, offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the plan. Any employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock may not participate in the plan. During each offering, a participating employee may purchase shares under the plan by authorizing payroll deductions of up to 10% of his cash compensation during the offering period. Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of the period at a price equal to 85% of the fair market value of our common stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of our common stock in any calendar year under the plan. We have not issued any shares to date under the plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Harvard Bioscience. After the Distribution, Harvard Bioscience will not own any shares of our common stock.

The following tables provide information with respect to the anticipated beneficial ownership of our common stock, following consummation of the Distribution, by:

•	each stockholder who is expected to beneficially own more than 5% of our outstanding common stock;
•	each person expected to serve on our Board of Directors as of the Distribution Date;
•	each person named in the Summary Compensation Table; and
•	all of our executive officers and directors as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Harvard Bioscience common stock on [       ], 2013, giving effect to a distribution ratio of [    ] share of our common stock for every one share of Harvard Bioscience common stock held by such person. The shares beneficially owned by each director and executive officer noted below excludes (i) the Separation Grants and the initial director option grants as such will not be exercisable within 60 days of [       ], 2013, as well as (ii) any restricted stock units or options that are to be issued to our directors or executive officers as part of the equitable adjustment to the equity awards issued by Harvard Bioscience and held by such individuals at the time of the Distribution, as the amount of such awards cannot be determined at this time.

To the extent our directors and executive officers own Harvard Bioscience common stock on the Record Date, they will participate in the Distribution on the same terms as other holders of Harvard Bioscience common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the Distribution, we estimate that approximately [    ] million shares of our common stock will be issued and outstanding, based on the number of shares of Harvard Bioscience common stock expected to be outstanding as of the Record Date. The actual number of shares of our common stock outstanding following the Distribution will be determined on the Record Date.

Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Shares	Percent(2)
Chane Graziano 23610 Peppermill Ct. Bonita Springs, FL 34105			%
BlackRock, Inc 40 East 52nd Street New York, NY 10022			%(3)
David Green			%(4)
Central Square Management LLC Kelly Cardwell 1813 N. Mill Street Suite F Naperville, IL 60563			%(5)
FMR Corp Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109			%(6)
F&C Asset Management plc 80 George Street Edinburgh EH2 3BU United Kingdom			%(7)
Thomas McNaughton			%
Thomas Robinson		*
John F. Kennedy		*
James McGorry		*
All Executive Officers and Directors, as a group (5 persons)		%

*	Represents less than 1% of all of the outstanding shares of Common Stock.
(1)	Unless otherwise indicated, the address for all persons shown is c/o Harvard Bioscience, Inc., 84 October Hill Road, Holliston, Massachusetts 01746.
(2)	Based on shares outstanding on [ ], 2013.
(4)	This information is based solely upon a Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on June 7, 2013 reporting beneficial ownership as of May 31, 2013.
(5)	This information is based solely upon a Schedule 13G/A filed by Central Square Management LLC and Kelly Cardwell with the Securities and Exchange Commission on February 14, 2013 reporting beneficial ownership as of December 31, 2012. Central Square Management LLC (“CSM LLC”) reported that the shares are beneficially owned by certain private investment funds (the “Funds”), for which CSM LLC serves as investment manager and for which affiliates of CSM LLC serve as the general partner, and held in a managed account (the “Account”) for which CSM LLC acts as investment manager. Mr. Cardwell serves as the managing member of CSM LLC, as well as the managing member of each of the general partners of the Funds. Each of CSM LLC and Mr. Cardwell have disclaimed beneficial ownership of such shares except to the extent of its or his pecuniary interest therein.
(6)	This information is based solely upon a Schedule 13G/A filed jointly by FMR LLC and Edward C. Johnson 3d with the Securities and Exchange Commission on February 14, 2013 reporting beneficial ownership as of December 31, 2012. FMR LLC reported sole voting power with respect to 1,955,947 shares. Edward C. Johnson 3d reported beneficial ownership of the shares beneficially owned by FMR LLC as a result of his relationship as Chairman and a stockholder of FMR LLC.
(7)	This information is based solely upon a Schedule 13G/A filed by F&C Asset Management plc. with the Securities and Exchange Commission on January 29, 2013 reporting beneficial ownership as of December 31, 2012. F&C Asset Management plc reported having sole voting and investment power of all shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

Our audit committee charter will set forth the standards, policies and procedures that we follow for the review, approval or ratification of any related person transaction that we are required to report pursuant to Item 404(a) of Regulation S-K promulgated by the SEC. Under the audit committee charter, which will be in writing, the audit committee must conduct an appropriate review of these related person transactions on an ongoing basis, and the approval of the audit committee is required for all such transactions. The audit committee relies on management to identify related person transactions and bring them to the attention of the audit committee. We do not have any formal policies and procedures regarding the identification by management of related person transactions.

Employment Agreements

Prior to the Distribution, we will have entered into employment agreements with our named executive officers that will have a term that commences upon the Distribution. For more information regarding our agreements with our Chief Executive Officer and Chief Financial Officer, see “Director and Executive Compensation.”

Indemnification Agreements

We have entered into or plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this information statement is a part. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

Our Relationship with Harvard Bioscience

Prior to the Distribution, we are a wholly-owned subsidiary of Harvard Bioscience. Harvard Bioscience will distribute all of the shares of our common stock it then owns to Harvard Bioscience’s stockholders by means of a spin-off, which is a pro rata distribution by Harvard Bioscience of the shares of our common stock it owns to holders of Harvard Bioscience’s common stock. At such point Harvard Bioscience will no longer be a stockholder of our common stock and will no longer control our operations.

Directors and Officers of Harvard Bioscience

Some of our directors and officers continue to serve as directors and officers of Harvard Bioscience, our parent company. David Green, our President and Chief Executive Officer and Chairman of our Board of Directors, currently serves as the interim CEO and President and a director of Harvard Bioscience. Thomas McNaughton serves as the Chief Financial Officer of Harvard Bioscience as well as our Chief Financial Officer. It is anticipated that Messrs. Green and McNaughton will resign as officers of Harvard Bioscience at the time of the Distribution of our common stock by Harvard Bioscience. Mr. Green intends to remain a director of Harvard Bioscience following the Distribution. John F. Kennedy, one of our directors, is a director of Harvard Bioscience and intends to continue in such position following the Distribution.

Agreements with Harvard Bioscience

Before the Separation, subject to the respective approval of our Board of Directors and the Board of Directors of Harvard Bioscience, we will enter into a separation and distribution agreement and several other agreements with Harvard Bioscience to effect the Separation and provide a framework for our relationships with Harvard Bioscience after the Separation. These agreements will govern the relationships between us and Harvard Bioscience subsequent to the completion of the Separation and provide for the allocation between us and Harvard Bioscience of Harvard Bioscience’s assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) related to its regenerative medicine business, attributable to periods prior to the Separation. In addition to the separation and distribution agreement, which contains many of the key provisions related to the Separation and the Distribution of our shares of common stock to Harvard Bioscience stockholders, these agreements include:

•	an intellectual property matters agreement;
•	a product distribution agreement;
•	a tax sharing agreement;
•	a transition services agreement; and
•	a sublicense agreement.

The principal agreements described below are filed as exhibits to the Registration Statement on Form 10 that this information statement is filed as an exhibit to, and the summaries of each of these agreements below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following the Separation have not yet been finalized; changes, some of which may be material, may be made prior to the Separation.

Intellectual Property Matters Agreement

The intellectual property matters agreement governs various arrangements between us and Harvard Bioscience. The agreement provides for the transfer by Harvard Bioscience of all patents, patent applications and inventions not yet filed as patents, as well as any other trade secrets or know-how, that were originated in our business following our establishment as a division of Harvard Bioscience. The agreement also provides for cross-licenses whereby we will have a worldwide royalty free license to use in our business certain of Harvard Bioscience’s currently existing intellectual property, technology and know-how, and Harvard Bioscience will have a worldwide royalty free license to use in certain of its businesses our currently existing intellectual property, technology and know-how. The transfer of the intellectual property from Harvard Bioscience to us that was originated in our business and the cross-licenses described above shall remain in effect in perpetuity.

In addition, in accordance with the intellectual property matters agreement, we will grant Harvard Bioscience an exclusive, worldwide license to use that intellectual property, including any technology or intellectual property developed in the future during the five year period of time following the date of the agreement, for use within the industries and fields in which Harvard Bioscience is currently operating now and in the future, excluding the fields and industries in which we operate. In addition, Harvard Bioscience will grant to us an exclusive, worldwide license to all technology or intellectual property developed in certain divisions of its business in the future during the five year period of time following the date of the agreement, for use within the industries and fields in which we operate. Such licenses are subject to expiration in the event the licensee ceases to actively use the licensed technology or suffers certain insolvency events, as well as upon the expiration of patents that may be included in the licensed technology. Such licenses will be royalty-free for a period of five years following the date of the agreement, provided the parties have agreed that if following such royalty-free five year period, a licensee desires to continue the license, the parties will negotiate in good faith the payment terms and conditions of a continued license.

The intellectual property matters agreement also provides that for a period of ten years following the date of the agreement, each company will be subject to non-competition and non-solicitation provisions which restrict its ability to compete with the other company in such company’s respective field as well as soliciting and hiring employees of the other company under certain circumstances.

Product Distribution Agreement

We have entered into a product distribution agreement with Harvard Bioscience pursuant to which each company will become the exclusive distributor for the other party for products such other party develops for sale in the markets served by the other. In addition, Harvard Bioscience has agreed, that except for certain existing activities of its German subsidiary, to the extent that any Harvard Bioscience businesses desire to resell or distribute any bioreactor that is then manufactured by us, we will be the exclusive manufacturer of such bioreactors and Harvard Bioscience will purchase such bioreactors from us. The product distribution agreement has an initial term of ten years, provided that either party may terminate the agreement earlier in the case of material breach by the other party after written notice and a sixty day period to cure and certain other instances pertaining to insolvency events impacting a party. In addition, either party may terminate its obligations as a distributor with respect to a particular product, after written notice and a sixty day period to cure, if such party determine that the other party is unwilling or unable to supply such product.

Separation and Distribution Agreement

The separation and distribution agreement sets forth the agreements between us and Harvard Bioscience regarding the principal corporate transactions required to effect the Separation and the Distribution of our shares to Harvard Bioscience’s stockholders, and other agreements governing the relationship between Harvard Bioscience and us.

The Separation

The separation and distribution agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Harvard Bioscience as part of the separation of Harvard Bioscience into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Harvard Bioscience’s regenerative medicine business, which we refer to as the HART Assets, will be transferred to us or one of our subsidiaries;
•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the HART Assets, and other liabilities related to the businesses and operations of Harvard Bioscience’s regenerative medicine business, which we refer to as the HART Liabilities, will be retained by or transferred to us or one of our subsidiaries;
•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the HART Assets and HART Liabilities (such assets and liabilities, other than the HART Assets and the HART Liabilities, are referred to as the Excluded Assets and Excluded Liabilities, respectively) will be retained by or transferred to Harvard Bioscience or one of its subsidiaries; and
•	certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended.

Except as may expressly be set forth in the separation and distribution agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the Separation is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation and distribution agreement and the other transaction agreements relating to the Separation are, and following the Separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation and distribution agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

The separation and distribution agreement will provide that, subject to any provisions in the separation and distribution agreement or any other transaction agreement to the contrary, at or prior to the Distribution, all intercompany accounts between Harvard Bioscience and its subsidiaries, on the one hand, and our company and our subsidiaries, on the other hand, will be settled.

Further Assurances

To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the Separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the Separation. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other transaction agreements.

The Distribution

The separation and distribution agreement governs the rights and obligations of Harvard Bioscience and our company regarding the Distribution. There are various conditions to the completion of the Distribution. In addition, Harvard Bioscience may terminate its obligation to complete the Distribution at any time if the Harvard Bioscience Board of Directors, in its sole discretion, determines that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. Consequently, we cannot assure you as to when or whether the Distribution will occur.

The separation and distribution agreement provides that Harvard Bioscience’s obligation to complete the Distribution is subject to several conditions that must be satisfied (or waived by Harvard Bioscience in its sole discretion), including, among others:

•	the completion of the Separation and the related transactions in accordance with the plan of reorganization set forth in the separation and distribution agreement;
•	the SEC declaring effective our registration statement on Form 10, of which this information statement is a part;
•	our receipt of approximately $15 million in cash from Harvard Bioscience;
•	all actions and filings necessary or appropriate under federal, state or foreign securities laws have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;
•	the transaction agreements relating to the Separation have been duly executed and delivered by the parties;
•	Harvard Bioscience is satisfied in its sole discretion that it will own at least 80.1% of the total voting power with respect to the election and removal of directors of our outstanding common stock immediately prior to the Distribution;

•	such other actions as Harvard Bioscience or we may, based upon the advice of counsel, reasonably request to be taken prior to the Separation and the Distribution in order to assure the successful completion of the Separation and the Distribution and the other transactions contemplated by the separation and distribution agreement will have been taken;
•	no termination of the separation and distribution agreement has occurred;
•	the private letter and supplemental private letter ruling that Harvard Bioscience received from the IRS to the effect that, among other things, the contribution by Harvard Bioscience of the regenerative medicine business to us and the Distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect, and Harvard Bioscience’s receipt of an opinion from Burns & Levinson LLP, counsel to Harvard Bioscience, to the effect that the contribution and Distribution will qualify as a transaction that is described in Section 355 and 368(a)(1)(D) of the Internal Revenue Code;
•	all governmental approvals necessary to consummate the Distribution have been obtained and are in full force and effect;
•	the approval for listing on the NASDAQ Capital Market of the shares of our common stock to be distributed to the Harvard Bioscience stockholders in the Distribution;
•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution or any of the related transactions are in effect, and no other event outside the control of Harvard Bioscience has occurred or failed to occur that prevents the consummation of the Distribution or any of the related transactions;
•	no other events or developments have occurred that, in the judgment of the Harvard Bioscience Board of Directors, would result in the Distribution not being in the best interest of Harvard Bioscience or its stockholders; and
•	the Harvard Bioscience Board of Directors shall have received an opinion from Duff & Phelps to the effect that we and Harvard Bioscience each will be solvent, adequately capitalized immediately after the Distribution and able to pay its liabilities as they become absolute and mature and that Harvard Bioscience has sufficient surplus under Delaware law to declare the dividend of HART common stock.

Harvard Bioscience has the right to terminate its obligation to complete the Distribution if, at any time, Harvard Bioscience’s Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. In the event of such termination following the Separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of the Distribution. We will cooperate with Harvard Bioscience to accomplish the Distribution and will, at Harvard Bioscience’s direction, promptly take any and all actions necessary or desirable to effect the Distribution, including, without limitation, the registration under the Securities Act of our common stock on an appropriate registration form or forms to be designated by Harvard Bioscience.

Covenants

We have agreed that, for so long as Harvard Bioscience beneficially owns at least 50 percent of the total voting power of our outstanding capital stock entitled to vote in the election of our Board of Directors, we will not (without Harvard Bioscience’s prior written consent):

•	take any action that would limit the ability of Harvard Bioscience to transfer its shares of our common stock or limit the rights of any transferee of Harvard Bioscience as a holder of our common stock;
•	if Harvard Bioscience beneficially owns at least 80% of the total voting power of our outstanding capital stock entitled to vote in the election of our Board of Directors, issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this could cause Harvard Bioscience to own (1) less than 80% of the total voting power of our outstanding capital stock entitled to vote in the election of our Board of Directors, (2) less than 80% of any class of capital stock not entitled to vote in the election of our Board of Directors, or (3) less than 80% of the value of our outstanding capital stock;
•	take any actions that could reasonably result in Harvard Bioscience being in breach of or in default under any contract or agreement; and
•	incur any indebtedness.

Employee Matters

The separation and distribution agreement will also allocate liabilities and responsibilities relating to employee compensation, benefit plans, programs and other related matters in connection with the Separation, including the treatment of outstanding incentive awards and certain retirement and welfare benefit obligations. The separation and distribution agreement provides for certain adjustments with respect to Harvard Bioscience equity compensation awards that will occur when Harvard Bioscience completes the Distribution. Such adjustment is required under the Harvard Bioscience employee benefit plans and it is anticipated that each outstanding Harvard Bioscience option to purchase Harvard Bioscience common stock shall be converted on the date of the Distribution into both an adjusted Harvard Bioscience option to purchase Harvard Bioscience common stock and an option to purchase our common stock. It is currently anticipated that Black-Scholes valuation modeling will be used to determine the value that each Harvard Bioscience option has lost at the time of the Distribution and then to ensure the holder maintains such lost value, 80% of such lost value will be provided back to the holder by making appropriate adjustments to the share amount and exercise price of the existing Harvard Bioscience option and 20% of such lost value will be provided back to the holder through the issuance of an option to purchase our common stock. The share amounts and exercise prices of the adjusted Harvard Bioscience options and our options would be adjusted in a manner to ensure the intrinsic value held by the holder pertaining to the existing Harvard Bioscience award is maintained immediately following the Distribution and shall be determined such that tax is not triggered under Section 409A of the Internal Revenue Code.

Similar to the adjustment of the existing Harvard Bioscience options, with respect to each unvested Harvard Bioscience restricted stock unit outstanding at the time of the Distribution, such Harvard Bioscience restricted stock unit shall be converted on the Distribution Date into both an adjusted Harvard Bioscience restricted stock unit and a restricted stock unit in our company. Immediately following the Distribution, the market prices of Harvard Bioscience and our common stock will be used to determine the value that each Harvard Bioscience restricted stock unit lost at the time of the Distribution and then to ensure the holder maintains such lost value, 80% of such lost value will be provided back to the holder by making appropriate increase of the share amount of the existing Harvard Bioscience restricted stock unit and 20% of such lost value will be provided back to the holder through the issuance of our restricted stock unit. The share amounts of the adjusted Harvard Bioscience restricted stock unit and our restricted stock unit would be set in a manner to ensure the intrinsic value held by the holder pertaining to the existing Harvard Bioscience award is maintained immediately following the Distribution and shall be determined such that tax is not triggered under Section 409A of the Internal Revenue Code.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Harvard Bioscience is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will:

•	not change our independent auditors without Harvard Bioscience’s prior written consent;
•	use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Harvard Bioscience’s financial statements;
•	provide to Harvard Bioscience and its independent auditors all information required for Harvard Bioscience to meet its schedule for the filing and distribution of its financial statements and to make available to Harvard Bioscience and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Harvard Bioscience and its independent auditors may conduct their audits relating to our financial statements;
•	adhere to certain specified Harvard Bioscience accounting policies and notify and consult with Harvard Bioscience regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting; and
•	consult with Harvard Bioscience regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Harvard Bioscience in connection with any of its public filings.

Releases

Except as otherwise provided in the separation and distribution agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreement, the tax sharing agreement, and certain commercial agreements and the transfer documents in connection with the Separation.

Indemnification

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Harvard Bioscience’s business with Harvard Bioscience. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities that each such party assumed or retained pursuant to the separation and distribution agreement (which, in the case of our company, would include the HART liabilities and, in the case of Harvard Bioscience, would include the excluded liabilities) and the other transaction agreements;
•	the operation of such party’s business (other than, in the case of Harvard Bioscience, our business);
•	any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the Separation date; and
•	any breach by such party of the separation and distribution agreement or the other transaction agreements.

Also, we will indemnify, defend and hold harmless Harvard Bioscience, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this information statement is a part or in this information statement or necessary to make the statements in such registration statement or this information statement not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Access to Information

Under the separation and distribution agreement, following the Separation, we and Harvard Bioscience are obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and Harvard Bioscience will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the separation and distribution agreement or any ancillary agreement;
•	we will maintain in effect at our own cost and expense adequate systems and controls to the extent necessary to enable Harvard Bioscience and its subsidiaries to satisfy their respective reporting, accounting, audit and other obligations, and we will provide to Harvard Bioscience in such form as Harvard Bioscience may request, at no charge to Harvard Bioscience, all financial and other data and information as Harvard Bioscience determines necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authorities, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;
•	subject to certain exceptions we and Harvard Bioscience will use reasonable efforts to make available to each other, our past, present and future directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;
•	the company providing information, consultant or witness services under the separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;
•	we will retain certain information owned by us or in our possession relating to our business in accordance with Harvard Bioscience’s record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Harvard Bioscience’s retention policy, we must give Harvard Bioscience the opportunity to take possession of the information; and
•	we and Harvard Bioscience will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the Separation, unless legally required to disclose such proprietary information.

Insurance

The separation and distribution agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the Separation and will set forth procedures for the administration of insured claims. In addition, the separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation and distribution agreement will also provide that Harvard Bioscience will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Expenses

All third-party fees, costs and expenses paid or incurred in connection with the Separation and the Distribution will be paid by Harvard Bioscience. Except as otherwise set forth above or as provided in the separation and distribution agreement or other transaction agreements, all other costs and expenses will be borne by the party incurring such costs and expenses.

Termination

The separation and distribution agreement may be terminated and the Distribution may be amended, modified or abandoned at any time prior to the Separation date by the mutual consent of Harvard Bioscience and

HART. Harvard Bioscience also has the right to terminate its obligation to complete the Distribution if, at any time, Harvard Bioscience’s Board of Directors determines, in its sole discretion, that the Distribution is not in the best interests of Harvard Bioscience or its stockholders. In the event of a termination of the separation and distribution agreement on or after the completion of the Separation, only the provisions of the separation and distribution agreement that obligate the parties to pursue the Distribution will terminate. The other provisions of the separation and distribution agreement and the other transaction agreements that Harvard Bioscience and we enter into will remain in full force and effect.

Tax Sharing Agreement

Allocation of Taxes

Prior to the Distribution, we and Harvard Bioscience will enter into a tax sharing agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, under the tax sharing agreement:

•	With respect to any periods (or portions thereof) ending at or prior to the Distribution, Harvard Bioscience is responsible for any U.S. federal income taxes (including any interest or penalties thereon and any audit adjustment) and any U.S. state or local income taxes (including any interest or penalties thereon and any audit adjustment) reportable on a consolidated, combined or unitary return.
•	After the Distribution, Harvard Bioscience will be responsible for U.S. federal, state or local income taxes reportable on returns that include only Harvard Bioscience and its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state or local income taxes reportable on returns that include only us and our subsidiaries.
•	Harvard Bioscience is responsible for any non-income taxes reportable on returns that include only Harvard Bioscience and its subsidiaries (excluding us and our subsidiaries), and after the Distribution, we are responsible for any non-income taxes filed on returns that include only us and our subsidiaries.

We are generally not entitled to receive payment from Harvard Bioscience in respect of any of our tax attributes or tax benefits or any reduction of taxes of Harvard Bioscience. Moreover, Harvard Bioscience is generally entitled to refunds of income taxes with respect to periods (or portions thereof) ending at or prior to the Distribution. If we realize any refund, credit or other reduction in otherwise required tax payments in any period (or portion thereof) beginning after the Distribution as a result of an audit adjustment resulting in taxes for which Harvard Bioscience would otherwise be responsible, then, subject to certain exceptions, Harvard Bioscience will be entitled to such refund, credit or reduction. Further, if any taxes result to Harvard Bioscience as a result of a reduction in our tax attributes for a period (or portion thereof) ending at or prior to the Distribution pursuant to an audit adjustment (relative to the amount of such tax attribute reflected on Harvard Bioscience’s tax return as originally filed), then, subject to certain exceptions, Harvard Bioscience will be responsible for paying the amount of any such taxes.

Our obligations under the tax sharing agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Harvard Bioscience and its subsidiaries under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities.

The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters. Harvard Bioscience is primarily responsible for preparing and filing any tax return with respect to the Harvard Bioscience affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Harvard Bioscience or any of its subsidiaries. Under the tax sharing agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for tax periods beginning after the Distribution.

Harvard Bioscience generally has exclusive authority to control tax contests related to any tax returns of the Harvard Bioscience affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Harvard Bioscience or any of its subsidiaries. We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries for tax periods beginning after the Distribution.

Preservation of the Tax-free Status of the Distribution

Harvard Bioscience and we intend the contribution and Distribution, taken together, to qualify as a reorganization pursuant to which no gain or loss is recognized by Harvard Bioscience or its stockholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Harvard Bioscience has informed us that on June 28, 2013 it received a Supplemental Ruling to the Private Letter Ruling dated March 22, 2013 from the IRS to the effect that, among other things, the spin-off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Internal Revenue Code continuing in effect. Harvard Bioscience also intends to seek an opinion from its outside tax advisor to such effect. In connection with the ruling and the opinion, we made or will make, respectively, certain representations regarding our company and our business and Harvard Bioscience made or will make, respectively, certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the Distribution. We may take certain actions otherwise prohibited by these covenants if Harvard Bioscience receives a private letter ruling from the IRS or if we obtain, and provide to Harvard Bioscience, an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, acceptable to Harvard Bioscience in its sole and absolute discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the Distribution. These covenants include restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);
•	sales of assets outside the ordinary course of business; and
•	entering into any other corporate transaction which would cause us to undergo a 50 percent or greater change in our stock ownership.

We have generally agreed to indemnify Harvard Bioscience and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the Distribution to the extent caused by an acquisition of our stock or assets, or other actions of ours. This indemnification applies even if Harvard Bioscience has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Transition Services Agreement

Prior to the Distribution, we and Harvard Bioscience will enter into a transition services agreement in connection with the Separation pursuant to which, Harvard Bioscience will provide us, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, consistent with the services provided by Harvard Bioscience before the Distribution. Pursuant to the transition services agreement, Harvard Bioscience will provide certain support services to us, including, among others, accounting, management, payroll, facilities usage, benefits contributions, human resources, information systems and various other corporate services, as well as operations and engineering support. The charges for the transition services generally are intended to allow Harvard Bioscience to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by Harvard Bioscience providing the service, including certain fees and expenses of third-party service providers. We will be provided with reasonable information that supports the charges for such transition service by Harvard Bioscience.

We have been preparing for the transition of the services to be provided by Harvard Bioscience under the transition services agreement from Harvard Bioscience, or third-party providers on behalf of Harvard Bioscience, to us. We anticipate that we will be in a position to complete the transition of those services on or before one year following the Distribution Date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally one year after the completion of the Distribution). We may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

While at the time of the Distribution, Harvard Bioscience is not expected to require any transition services from HART, Harvard Bioscience will have the right to request certain services if it determines such services are necessary during the term of the agreement.

Subject to certain exceptions, the liabilities of each party under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party pursuant to the transition services agreement. The transition services agreement also provides that neither party will not be liable to the other of such service for any special, indirect, incidental or consequential damages.

Sublicense Agreement

We have entered into a sublicense agreement with Harvard Bioscience pursuant to which Harvard Bioscience has granted us a perpetual, worldwide, royalty-free, exclusive, except as to Harvard Bioscience and its subsidiaries, license to use the mark “Harvard Apparatus” in the name Harvard Apparatus Regenerative Technology. The mark “Harvard Apparatus” is used under a license agreement between Harvard Bioscience and Harvard University, and we have agreed to be bound by such license agreement in accordance with our sublicense. We currently have no affiliation with Harvard University.

DESCRIPTION OF SECURITIES

We have provided below a summary description of our capital stock as it will be in effect upon completion of the Distribution. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated by-laws, which will be filed as exhibits to the registration statement of which this information statement is a part, as well as the provisions of applicable Delaware law.

Distributions of Securities

Except for our issuance of the common stock upon formation to Harvard Bioscience, our sole stockholder, in the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, which were not registered under the Securities Act of 1933, as amended.

Authorized Capital Stock

Our authorized capital stock will consist of up to 30 million shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding.  Upon completion of the Distribution, we expect that approximately      shares of our common stock will be issued and outstanding.

Dividends.  Subject to prior dividend rights of the holders of any preferred stock, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights.  Each outstanding share of common stock will be entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock will not be entitled to cumulative voting of their shares in elections of directors.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred stock, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Undesignated Preferred Stock

We have no outstanding shares of preferred stock. Our Board of Directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. We have no current intention to issue any shares of preferred stock.

Our amended and restated certificate of incorporation permits us to issue up to 2,000,000 shares of preferred stock from time to time. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, our Board of Directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations, or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights, and liquidation preferences, in each case without any action or vote by our stockholders. Any shares of preferred stock that we redeem, purchase, or acquire may be reissued except as otherwise provided by law.

2013 Equity Incentive Plan

Prior to the Distribution, Harvard Bioscience and our Board of Directors approved our 2013 Equity Incentive Plan pursuant to which our Board of Directors can grant stock options to employees, directors and consultants. The 2013 Equity Incentive Plan will also permit the company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, performance shares and dividend equivalent rights. We currently have reserved 3,000,000 shares of common stock for the issuance of awards under the 2013 Equity Incentive Plan. Refer to “Management — Employment Benefit Plans — 2013 Equity Incentive Plan” for a more comprehensive discussion of our 2013 Equity Incentive Plan.

Employee Stock Purchase Plan

Prior to the Distribution, Harvard Bioscience and our Board of Directors approved a stock purchase plan. Under this plan, participating employees can authorize us to withhold a portion of their base pay during consecutive six-month payment periods for the purchase of shares of our common stock. At the conclusion of the period, participating employees can purchase shares of the company’s common stock at 85% of the lower of the fair market value of our common stock at the beginning or end of the period. Shares are issued under the plan for the six-month periods ending June 30 and December 31. Under this plan, 150,000 shares of common stock are authorized for issuance. Refer to “Management — Employment Benefit Plans —  Employee Stock Purchase Plan” for a more comprehensive discussion of our Employee Stock Purchase Plan.

Rights Plan

We expect our Board of Directors will adopt a rights agreement on or prior to the Distribution Date. Pursuant to the rights agreement, one preferred stock purchase right will be issued for each outstanding share of our common stock. Each right issued will be subject to the terms of the rights agreement.

Our Board of Directors believes that the rights agreement will protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 20% or more of our outstanding common stock, without the approval of our Board of Directors.

Anti-takeover Effects of our Rights Plan, Our Certificate of Incorporation and By-laws and Delaware Law

Our rights plan and some provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of Delaware law could make the following more difficult:

•	acquisition of us by means of a tender offer;
•	acquisition of us by means of a proxy contest or otherwise; or
•	removal of our incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our Board of Directors is divided into three classes. The term of the first class expires at our 2014 annual meeting of our stockholders, the term of our second class of directors expires at our 2015 annual meeting of our stockholders and the term of our third class of directors expires at our 2016 annual meeting of our stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

Removal of Directors

Our amended and restated certificate of incorporation provides that a director may only be removed from office for cause by the affirmative vote of holders of shares representing at least a majority of the votes entitled to be cast on such matter by the then-outstanding shares of all classes and series of our capital stock, provided that after such time that Harvard Bioscience ceases to beneficially own at least a majority of the voting power of all classes of our capital stock, any removal of directors will require the vote of the holders of at least 75% of the outstanding shares entitled to be cast on the election of directors by the then-outstanding shares of all classes and series of capital stock, voting together as a single class. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies

Our amended and restated certificate of incorporation and amended and restated by-laws provide that our Board of Directors will fix the exact number of directors to comprise our Board of Directors. Subject to any rights that holders of any series of our undesignated preferred stock (as described below) may have to elect directors and to fill vacancies on our Board of Directors, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board of Directors then in office and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present or by a sole remaining director.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated by-laws expressly eliminate the right of our stockholders to act by written consent and stockholder action must take place at the annual or special meeting of our stockholders; provided, however, for so long as Harvard Bioscience beneficially owns shares of our common stock representing at least a majority of the votes that would be entitled to be cast on such action, any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize such action.

Stockholder Meetings

Under our amended and restated certificate of incorporation and amended and restated by-laws, only our Board of Directors, pursuant to a resolution adopted by a majority of our directors, may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. The business to be conducted at an annual meeting will be limited to business properly brought before the annual meeting by or at the direction of our Board of Directors or a duly authorized committee thereof or by a stockholder of record who has given timely written notice to our secretary of that stockholder’s intention to bring such business before such meeting in accordance with the amended and restated by-laws.

Delaware Anti-takeover Law

Upon the Distribution, we will be governed by Section 203 of the General Corporation Law of the State of Delaware, or DGCL. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder; or
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10.0% or more of the assets of the corporation to or with the interested stockholder; or
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder; or
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation; or
•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption.

Our amended and restated certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments which require the vote of our stockholders and which relate to provisions in the amended and restated certificate of incorporation relating to the general powers of the Board of Directors, the number, classes and tenure of directors, filling vacancies on the Board of Directors, removal of directors, limitation of liability of directors, special meetings of stockholders, stockholder action by written consent, the amendment provision of our amended and restated by-laws and the supermajority amendment provision of the amended and restated certificate of incorporation shall require the affirmative vote of the holders of at least 75% of the outstanding shares of each class of our stock entitled to vote on such amendment as a class.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that amendments to the amended and restated by-laws may be made either (i) by a vote of at least a majority of our entire Board of Directors or (ii) by a vote of the holders of at least a majority of the combined voting power of the outstanding shares of all classes and series of our capital stock entitled to vote on such amendment as a class, until such time as Harvard Bioscience ceases to beneficially own at least a majority of the voting power of all classes of our capital stock, after which any amendment will require the vote of the holders of at least 75% of the outstanding shares of each class of our stock entitled to vote on such amendment as a class.

No Cumulative Voting

Our amended and restated certificate of incorporation and amended and restated by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provisions in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar & Transfer Company.

NASDAQ Capital Market Listing

We have filed an application to list our shares of common stock on the NASDAQ Capital Market. We expect that our shares will trade under the ticker symbol “HART.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;
•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the U.S. in any calendar year for U.S. federal income tax purposes if the individual was present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents of the U.S. are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings, and judicial decisions, all publicly available and as in effect as of the date of this information statement and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this information statement. In addition, the IRS could challenge one or more of the tax consequences described in this information statement and we have not obtained nor do we intend to obtain an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of acquiring, holding, and disposing of our common stock.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local, or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;
•	tax-exempt organizations;
•	financial institutions;
•	brokers or dealers in securities;
•	regulated investment companies;
•	pension plans;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security, or other integrated investment; and
•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their common stock through partnerships or other entities that are pass-through entities for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her, or its own tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock through a partnership or other pass-through entity, as applicable.

Non-U.S. holders may be subject to different tax treatment than U.S. citizens and residents.

Investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of acquiring, holding, and disposing of our common stock.

Dividends

If we pay distributions on our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “— Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S. are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income is taxed on a net income basis at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, may also apply;
•	the non-U.S. holder is a nonresident alien present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or
•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN (or other applicable Form W-8) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “— Dividends,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Legislation Relating to Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, was enacted in March 2010. Generally, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (iii) the foreign entity is otherwise excepted under FATCA.

Although this legislation is effective with respect to amounts paid after December 31, 2012, under proposed regulations issued by the U.S. Department of the Treasury on February 8, 2012, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after December 31, 2013 and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2014. These proposed regulations are not final and will not be effective until they have been issued in final form. There can be no assurance as to when the final regulations will be issued or whether the final regulations will be substantially different from the proposed regulations. If withholding under FATCA is required on any payment related to our common stock, investors not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be required to seek a refund or credit from the IRS. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Harvard Bioscience stockholders will receive in the Distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the Distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the Distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We will maintain an Internet site at http://www.harvardapparatusregen.com, which we expect to be operational on or before the date that the Form 10 is declared effective. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

INDEX TO FINANCIAL STATEMENTS

Harvard Apparatus Regenerative Technology, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Harvard Bioscience, Inc.:

We have audited the accompanying balance sheets of Harvard Apparatus Regenerative Technology, Inc., a business segment of Harvard Bioscience, Inc. and development stage company, (the Company) as of December 31, 2012 and 2011, and the related statements of operations, invested equity (deficit), and cash flows for the years ended December 31, 2012, 2011 and 2010, and for the period from February 24, 2009 (inception) to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvard Apparatus Regenerative Technology, Inc., a business segment of Harvard Bioscience, Inc. and development stage company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010, and for the period from February 24, 2009 (inception) to December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boston, Massachusetts
February 28, 2013

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

BALANCE SHEETS
(In thousands)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivables, net	—	—
Inventories, net	—	—
Total current assets	—	—
Plant, property and equipment, net	438	187
Total non-current assets	438	187
Total assets	$438	$187
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$179	$49
Accrued and other current liabilities	232	116
Total current liabilities	411	165
Total liabilities	411	165
Invested equity:
Harvard Bioscience investment	12,425	5,707
Accumulated deficit	(12,398)	(5,685)
Total invested equity	27	22
Total liabilities and invested equity	$438	$187

See accompanying notes to financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(In thousands)

	Years Ended December 31,			Period from February 24, 2009 (inception) to December 31, 2012
	2012	2011	2010
Revenues	$—	$—	$—	$—
Cost of product revenues	—	—	—	—
Gross profit	—	—	—	—
Selling and marketing expenses	116	215	53	384
General and administrative expenses	2,570	1,251	572	4,581
Research and development expenses	4,027	2,285	727	7,433
Operating expenses	6,713	3,751	1,352	12,398
Operating loss	(6,713)	(3,751)	(1,352)	(12,398)
Loss before income taxes	(6,713)	(3,751)	(1,352)	(12,398)
Income taxes	—	—	—	—
Net loss	$(6,713)	$(3,751)	$(1,352)	$(12,398)

See accompanying notes to financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

STATEMENTS OF INVESTED EQUITY (DEFICIT)
(In thousands)

	Harvard Bioscience Investment	Accumulated Deficit	Total Invested Equity (Deficit)
Net loss from February 24, 2009 (inception) to December 31, 2009	$—	$(582)	$(582)
Investment by Harvard Bioscience	512	—	512
Balance at December 31, 2009	512	(582)	(70)
Net loss	—	(1,352)	(1,352)
Investment by Harvard Bioscience	1,154	—	1,154
Balance at December 31, 2010	1,666	(1,934)	(268)
Net loss	—	(3,751)	(3,751)
Investment by Harvard Bioscience	4,041	—	4,041
Balance at December 31, 2011	5,707	(5,685)	22
Net loss	—	(6,713)	(6,713)
Investment by Harvard Bioscience	6,718	—	6,718
Balance at December 31, 2012	$12,425	$(12,398)	$27

See accompanying notes to financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,			Period from February 24, 2009 (inception) to December 31, 2012
	2012	2011	2010
Cash flows used in operating activities:
Net loss:	$(6,713)	$(3,751)	$(1,352)	$(12,398)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	511	261	105	908
Depreciation	59	21	—	80
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	130	(3)	46	179
Increase (decrease) in accrued and other current liabilities	116	(101)	153	232
Net cash used in operating activities	(5,897)	(3,573)	(1,048)	(10,999)
Cash flows used in investing activities:
Additions to property, plant and equipment	(310)	(207)	(1)	(518)
Net cash used in investing activities	(310)	(207)	(1)	(518)
Cash flows from financing activities:
Investment by Harvard Bioscience	6,207	3,780	1,049	11,517
Net cash provided by financing activities	6,207	3,780	1,049	11,517
Net increase (decrease) in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of the period	—	—	—	—
Cash and cash equivalents at end of period	$—	$—	$—	$—

See accompanying notes to financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Overview

Harvard Apparatus Regenerative Technology, Inc. (“HART” or “the Company”) is a business segment of Harvard Bioscience, Inc. (“Harvard Bioscience” or “Parent”). The Company is engaged in the development and commercialization of devices for use by clinicians and researchers in the field of regenerative medicine.

Since inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and acquiring operating assets. Accordingly, HART is considered to be in the development stage.

HART is a wholly-owned subsidiary of Harvard Bioscience. HART was incorporated on May 3, 2012 by Harvard Bioscience to provide a means for separating its regenerative medicine device business from its other businesses. Harvard Bioscience has been designing and manufacturing devices for life science researchers for over 100 years. Harvard Bioscience first focused on providing devices to scientists involved in regenerative medicine research in 2008. Since early 2009, Harvard Bioscience’s regenerative medicine device business initiative has been operated as a division of Harvard Bioscience. Harvard Bioscience decided to separate its regenerative medicine device business into HART, a separate corporate entity, to authorize HART to raise capital by selling equity and then to spin off its interest in HART to its stockholders.

Basis of Presentation

The Company has historically operated as part of Harvard Bioscience, and not as a stand-alone company. The financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the financial statements and accounting records of Harvard Bioscience using the historical basis of assets and liabilities of HART. The financial statements reflect the Company’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

The Company’s financial statements include expenses of Harvard Bioscience allocated to HART for certain functions provided by Harvard Bioscience, including, but not limited to, general corporate expenses related to executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. These expenses have been allocated to HART on the basis of headcounts, time devoted to HART activities, percentage of operating expenses or other relevant measures. The Company believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. Both HART and Harvard Bioscience consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Company during the periods presented. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had HART operated independently of Harvard Bioscience. Accordingly, the financial statements for these years are not necessarily indicative of our future results of operations, financial position, and cash flows.

Harvard Bioscience has historically used a centralized approach to cash management and financing of its operations. Transactions relating to HART are accounted for through the Harvard Bioscience investment account for HART. Accordingly, none of the cash, cash equivalents or debt at the Harvard Bioscience corporate level has been assigned to HART in the financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements

(a) Use of Estimates

The process of preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates include, but not limited to, stock-based compensation, accruals, depreciation and income taxes. Actual results could differ from those estimates and changes in estimates may occur.

(b) Property, Plant and Equipment

Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold Improvements	7 years
Machinery and Equipment	3 years
Computer equipment and software	3 years

Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

(c) Income Taxes

HART operations were historically included in Harvard Bioscience’s consolidated U.S. federal and certain state income tax returns. The provision for income taxes has been determined as if HART had filed separate tax returns for the periods presented. Accordingly, the effective tax rate of HART in the future years could vary from its historical effective tax rates depending on the future legal structure of HART and related tax elections. The historical deferred tax assets, including the operating losses and credit carryforwards generated by HART, will remain with Harvard Bioscience subsequent to the separation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Accordingly, the Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are realizable.

Tax positions taken or expected to be taken in the course of preparing our tax returns are required to be evaluated to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year.

(d) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset, or group of assets, are considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset, or group of assets, are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset, or group of assets.

(e) Stock-based Compensation

Stock-based compensation expense for HART represents an allocation from Harvard Bioscience’s stock-based compensation expense for employees whose time has been allocated to HART.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements  – (continued)

Harvard Bioscience maintains the 2000 Stock Option and Incentive Plan (the “Plan”) for the benefit of certain of its officers, directors and employees, including HART employees. All options and awards granted under the Plan consist of Harvard Bioscience common shares.

Harvard Bioscience accounts for stock-based payment awards in accordance with the provisions of FASB ASC 718, “Compensation — Stock Compensation”, which requires the Company to recognize compensation expense for all stock-based payment awards made to employees and directors including employee stock options and restricted stock units. Harvard Bioscience issues new shares upon stock option exercises and upon vesting of the restricted stock units.

Stock-based compensation expense recognized is based on the value of the portion of stock-based payment awards that is ultimately expected to vest and has been reduced for estimated forfeitures. Harvard Bioscience values stock-based payment awards, except restricted stock units, at grant date using the Black-Scholes option-pricing model (“Black-Scholes model”). The determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by Harvard Bioscience’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to Harvard Bioscience’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors.

The fair value of restricted stock units are based on the market price of Harvard Bioscience’s stock on the date of grant and are recorded as compensation expense ratably over the applicable service period, which is generally four years. Unvested restricted stock units are forfeited in the event of termination of employment or engagement with Harvard Bioscience.

(f) Research and Development

Research and development costs are charged to expense as incurred. Research and development costs consist of personnel related expenses, including salaries, benefits, travel, and other related expenses, including stock-based compensation; costs associated with regulatory filings, laboratory and other supplies; and related facility maintenance.

(g) Harvard Bioscience, Inc. Investment

The financial statements of HART represent a combination of various components of Harvard Bioscience. Because a direct ownership relationship did not exist among all the components comprising HART, Harvard Bioscience’s investment in HART is shown in lieu of stockholder’s equity in the financial statements.

(h) Segment Reporting

The Company operates in one segment. The Company is engaged in the development and commercialization of devices for use by clinicians and researchers in the field of regenerative medicine.

(i) Recently Issued Accounting Pronouncements

There are no recently issued accounting standards which are not yet effective which the Company believes would materially impact the financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

3. Liquidity

The Company has incurred operating losses and negative cash flow since inception, and had an accumulated deficit of $12.4 million as of December 31, 2012. Since inception, the Company has received funding for operating losses from Harvard Bioscience. The Company is currently investing significant resources in development and commercialization of devices for use by clinicians and researchers in the field of regenerative medicine. The Company expects to continue to incur operating losses and negative cash flows. If the planned separation from Harvard Bioscience does not occur and the Company does not raise capital externally to fund its operating losses into 2014, then Harvard Bioscience will continue to fund the Company’s business activities into 2014.

4. Related Party Transactions

Cost Allocations

For each of the periods presented, HART’s operations were fully integrated with Harvard Bioscience, including executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. The accompanying financial statements reflect the application of certain estimates and allocations of operating expenses and the Company believes the methods used to allocate these operating expenses are reasonable. The allocation methods include time devoted to HART activities, headcount, percentage of operating expenses or other relevant measures. Allocation of expenses for these services of $1.1 million, $0.7 million and $0.4 million for the years ended December 31, 2012, 2011 and 2010, respectively, are reflected in the total operating expenses in the statements of operations, in addition to direct expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly-traded company during the periods presented.

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2012	2011
	(in thousands)
Leasehold improvements	$143	$115
Machinery and Equipment	265	—
Computer equipment and software	110	85
Capital work in progress	—	8
	518	208
Less: accumulated depreciation	(80)	(21)
Property, plant and equipment, net	$438	$187

6. Leases

Harvard Bioscience leases certain real and personal property from unrelated third parties under non-cancelable operating leases. Total rent expense allocations to the Company were $31,801, $18,313 and $12,014 for the years ended December 31, 2012, 2011 and 2010, respectively.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

7. Accrued Expenses

Accrued expenses consist of:

	December 31,
	2012	2011
	(in thousands)
Accrued compensation and payroll	$53	$21
Other	179	95
Total	$232	$116

8. Stock-Based Compensation

Stock-based compensation expense for HART represents an allocation from Harvard Bioscience’s stock-based compensation expense for employees whose time has been allocated to HART.

Harvard Bioscience maintains the Plan for the benefit of certain of its officers, directors and employees. The following disclosure represents the Company’s portion of the Plan maintained by Harvard Bioscience in which the employees participated. All options and awards granted under the Plan consist of Harvard Bioscience common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly-traded company for the periods presented.

Employee options and awards become fully vested over a period of approximately three years and seven months, with the first quarter vesting after approximately seven months of the grant date and the remaining vesting equally over a period of three years thereafter.

The fair value of options granted was determined using the Black-Scholes option-pricing model. The determination of fair value on the date of the grant is affected by the grant date market price of Harvard Bioscience common shares and a number of other variables. These variables include, but are not limited to, the expected stock price volatility of Harvard Bioscience common shares over the term of the awards and actual and projected employee stock option exercise behaviors. The fair value of restricted stock units was determined by the number of shares granted and the grant date market price of Harvard Bioscience common shares.

The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized using the straight-line method over the applicable service period.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

8. Stock-Based Compensation  – (continued)

The following summarizes all stock option transactions under the Plan from January 1, 2010 to December 31, 2012:

	Stock Options		Restricted Stock Units
	Stock Options Outstanding	Weighted Average Exercise Price	Restricted Stock Units Outstanding	Grant Date Fair Value
Balance at December 31, 2009	95,100	$3.18	—	$—
Granted	60,763	3.61	54,108	3.61
Exercised	—	—	—	—
Cancelled/forfeited	—	—	—	—
Balance at December 31, 2010	155,863	3.35	54,108	3.61
Granted	167,106	5.64	38,688	5.64
Exercised	—	—	—	—
Vested (RSUs)	—	—	(13,527)	—
Cancelled/forfeited	—	—	—	—
Balance at December 31, 2011	322,969	4.53	79,269	4.60
Granted	299,371	3.57	128,194	3.57
Exercised	—	—	—	—
Vested (RSUs)	—	—	(23,199)	—
Cancelled/forfeited	—	—	—	—
Balance at December 31, 2012	622,340	$4.07	184,264	$3.90

The following table summarizes information concerning currently outstanding and exercisable options as of December 31, 2012 (Aggregate Intrinsic Value, in thousands):

	Options Outstanding				Options Exercisable
Range of Exercise Price	Number Outstanding at December 31, 2012	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares Exercisable at December 31, 2012	Weighted Average Exercise Price	Aggregate Intrinsic Value
$3.18 – 3.18	95,100	6.39	$3.18	$114	74,025	$3.18	$89
3.57 – 3.57	299,371	9.42	3.57	242	—	3.57	—
3.61 – 3.61	60,763	7.43	3.61	47	33,801	3.61	26
5.64 – 5.64	167,106	8.42	5.64	—	44,476	5.64	—
$3.18 – 5.64	622,340	8.49	$4.07	$403	152,302	$3.99	$115

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on Harvard Bioscience’s closing stock price of $4.38 as of December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options that were exercisable as of December 31, 2012 was 107,826.

For the year ended December 31, 2012, the total compensation costs related to unvested awards not yet recognized is $1.3 million and the weighted average period over which it is expected to be recognized is 2.58 years.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

8. Stock-Based Compensation  – (continued)

Stock-based compensation expense related to employee stock options and restricted stock units for the years ended December 31, 2012, 2011 and 2010 was allocated as follows:

	Years Ended December 31,
	2012	2011	2010
		(in thousands)
Sales and marketing	$1	$—	$—
General and administrative	427	208	85
Research and development	83	53	20
Total stock-based compensation	$511	$261	$105

The Company did not capitalize any stock-based compensation.

The weighted-average estimated value of employee stock options granted during 2012, 2011 and 2010 was $1.82, $2.94 and $1.97, respectively, using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2012	2011	2010
Volatility	55.09%	54.24%	55.96%
Risk-free interest rate	0.80%	2.01%	2.22%
Expected holding period	5.98 years	5.94 years	6.13 years
Dividend yield	0.0%	0%	0%

The expected holding period represents an estimate of the period of time options are expected to remain outstanding and is based on historical exercise and termination data. The risk-free interest rate is based upon the observed Treasury bill interest rates with a term that approximates the expected holding period of the option. Expected volatilities are based on the historical volatility of Harvard Bioscience’s stock price over the expected holding period of the options.

9. Income Taxes

HART operations were historically included in Harvard Bioscience’s consolidated U.S. federal and certain state income tax returns. The provision for income taxes has been determined as if HART had filed separate tax returns for the periods presented. Accordingly, the effective tax rate of HART in the future years could vary from its historical effective tax rates depending on the future legal structure of HART and related tax elections. The historical deferred tax assets, including the operating loss and credit carryforwards generated by HART, will remain with Harvard Bioscience subsequent to the separation.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

9. Income Taxes  – (continued)

Income tax benefit for the years ended December 31, 2012, 2011 and 2010 differed from the amount computed by applying the U.S. federal income tax rate of 34% to pre-tax continuing operations loss as a result of the following:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Computed “expected” income tax benefit	$(2,282)	$(1,275)	$(460)
Increase (decrease) in income taxes resulting from:
Foreign tax rate and regulation differential	40	35	9
State income taxes, net of federal income tax benefit	(402)	(225)	(81)
Non-deductible stock-based compensation expense	48	27	9
Tax credits	—	(167)	(52)
Change in valuation allowance allocated to income tax expense	2,596	1,605	575
Total income taxes	$—	$—	$—

Income taxes are based on the following pre-tax continuing operations loss for the years ended December 31, 2012, 2011 and 2010:

	Years ended December 31,
	2012	2011	2010
	(in thousands)
Domestic	$(6,374)	$(3,456)	$(1,276)
Foreign	(339)	(295)	(76)
Total	$(6,713)	$(3,751)	$(1,352)

The components of HART’s deferred taxes for the years ended December 31, 2012 and 2011 are as follows:

	Years ended December 31,
	2012	2011
	(in thousands)
Deferred tax assets:
Operating loss and credit carryforwards	$4,828	$2,344
Stock-based compensation	209	97
Total deferred tax assets	(5,037)	(2,441)
Less: valuation allowance	(5,037)	(2,441)
Deferred tax assets, net	$—	$—

The amounts recorded as deferred tax assets as of December 31, 2012 and 2011 represent the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets and liabilities. Due to the operating results, the Company’s cumulative loss position and uncertainty surrounding its forecasts, the Company concluded that a full valuation allowance was needed to offset its deferred tax assets.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

9. Income Taxes  – (continued)

At December 31, 2012, the Company had federal, state and foreign net operating loss carryforwards available to offset future taxable income of approximately $11.7 million. The operating loss carryforwards will begin to expire in 2029. The Company also had federal and state general business credit carryforwards available to reduce future federal and state regular income taxes of approximately $0.3 million, which begin to expire in 2019. As mentioned above net operating loss and credit carryforwards have full valuation allowances set up against them.

Total valuation allowances for deferred tax assets as of December 31, 2012 was $5.0 million.

At December 31, 2012, the Company had recorded no liabilities related to uncertain tax positions.

10. Commitments and Contingent Liabilities

From time to time, the Company may be involved in various claims and legal proceedings arising in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to the business, financial condition, results of operations or cash flows.

11. Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2012, through February 28, 2013, which is the date these financial statements were issued, and have determined that there are no subsequent events that require disclosure.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

BALANCE SHEETS
(unaudited, in thousands)

	March 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$—	$—
Prepaid expenses	5	—
Total current assets	5	—
Plant, property and equipment, net	417	438
Total non-current assets	417	438
Total assets	$422	$438
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$193	$179
Accrued and other current liabilities	137	232
Total current liabilities	330	411
Total liabilities	330	411
Invested equity:
Harvard Bioscience investment	14,510	12,425
Accumulated deficit	(14,418)	(12,398)
Total invested equity	92	27
Total liabilities and invested equity	$422	$438

See accompanying notes to unaudited financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(unaudited, in thousands)

	Three months ended March 31,		Period from February 24, 2009 (inception) to March 31, 2013
	2013	2012
Revenues	$—	$—	$—
Cost of product revenues	—	—	—
Gross profit	—	—	—
Selling and marketing expenses	20	16	404
General and adminstrative expenses	840	423	5,421
Research and development expenses	1,160	815	8,593
Operating expenses	2,020	1,254	14,418
Operating loss	(2,020)	(1,254)	(14,418)
Loss before income taxes	(2,020)	(1,254)	(14,418)
Income taxes	—	—	—
Net loss	$(2,020)	$(1,254)	$(14,418)

See accompanying notes to unaudited financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three months ended March 31,		Period from February 24, 2009 (inception) to March 31, 2013
	2013	2012
Cash flows used in operating activities:
Net loss:	$(2,020)	$(1,254)	$(14,418)
Adjustments to reconcile net income to net cash used in operating activities:
Stock-based compensation expense	136	85	1,044
Depreciation	38	12	118
Changes in operating assets and liabilities: Accounts payable	13	—	192
Prepaid expenses	(5)	—	(5)
Accrued and other current liabilities	(94)	(44)	138
Net cash used in operating activities	(1,932)	(1,210)	(12,931)
Cash flows used in investing activities:
Additions to property, plant and equipment	(18)	(4)	(536)
Net cash used in investing activities	(18)	(4)	(536)
Cash flows from financing activities:
Investment by Harvard Bioscience	1,950	1,214	13,467
Net cash provided by financing activities	1,950	1,214	13,467
Net increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of period	$—	$—	$—

See accompanying notes to unaudited financial statements.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

Overview

Harvard Apparatus Regenerative Technology, Inc. (“HART” or “the Company”) is a business segment of Harvard Bioscience, Inc. (“Harvard Bioscience” or “Parent”). The Company is engaged in the development and commercialization of devices for use by clinicians and researchers in the field of regenerative medicine.

Since inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and acquiring operating assets. Accordingly, HART is considered to be in the development stage.

HART is a wholly-owned subsidiary of Harvard Bioscience. HART was incorporated on May 3, 2012 by Harvard Bioscience to provide a means for separating its regenerative medicine device business from its other businesses. Harvard Bioscience has been designing and manufacturing devices for life science researchers for over 100 years. Harvard Bioscience first focused on providing devices to scientists involved in regenerative medicine research in 2008. Since early 2009, Harvard Bioscience’s regenerative medicine device business initiative has been operated as a division of Harvard Bioscience. On May 1, 2013, Harvard Bioscience announced that HART would withdraw its Registration Statement on Form S-1, filed previously with the Securities and Exchange Commission as part of a plan for an initial public offering of HART common stock. The registration statement had not yet been declared effective. At that time Harvard Bioscience also announced its intention to separate its regenerative medicine device business into HART, a separate corporate entity, to capitalize HART via a cash contribution of $15 million and then to spin off its interest in HART to Harvard Bioscience’s stockholders. As part of that process, HART would file a Registration Statement on Form 10 with the SEC to become a public reporting company.

In connection with the separation, Harvard Bioscience and HART expect to enter into a series of agreements, including a Separation and Distribution Agreement, Intellectual Property Matters Agreement, Product Distribution Agreement, Tax Sharing Agreement, Transition Services Agreement, Sublicense Agreement, and Sublease Agreement. Consummation of the separation is subject to certain conditions, including approval for listing of HART common stock on an exchange, and the effectiveness of the registration statement filed with the Securities and Exchange Commission in connection with the separation. Approval by Harvard Bioscience’s stockholders is not required as a condition to the consummation of the proposed separation.

Basis of Presentation

The Company has historically operated as part of Harvard Bioscience, and not as a stand-alone company. The financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the financial statements and accounting records of Harvard Bioscience using the historical basis of assets and liabilities of HART. The financial statements reflect the Company’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States (“GAAP”).

The Company’s financial statements include expenses of Harvard Bioscience allocated to HART for certain functions provided by Harvard Bioscience, including, but not limited to, general corporate expenses related to executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. These expenses have been allocated to HART on the basis of headcount, time devoted to HART activities, percentage of operating expenses or other relevant measures. The Company believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. Both HART and Harvard Bioscience consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefits received by the Company during the periods presented. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation  – (continued)

had HART operated independently of Harvard Bioscience. Accordingly, the financial statements for these periods are not necessarily indicative of HART’s future results of operations, financial position, and cash flows.

Harvard Bioscience has historically used a centralized approach to cash management and financing of its operations. Transactions relating to HART are accounted for through the Harvard Bioscience investment account for HART. Accordingly, none of the cash, cash equivalents or debt at the Harvard Bioscience corporate level has been assigned to HART in the financial statements.

The unaudited financial statements of HART as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 and for the period from February 24, 2009 (inception) to March 31, 2013 have been prepared by the Company pursuant to the rules and regulations of the SEC for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

2. Summary of Significant Accounting Policies and Recently Issued Accounting Pronouncements

The accounting policies underlying the accompanying unaudited financial statements are those set forth in Note 2 to the audited financial statements included in this document.

(a) Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2013, statements of operations and cash flows for the three months ended March 31, 2013 and 2012 and for the period from February 24, 2009 (inception) to March 31, 2013 are unaudited. The interim unaudited financial statements have been prepared in accordance with GAAP on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments necessary for a fair statement of the Company’s financial position as of March 31, 2013 and the results of its operations and cash flows for the three months ended March 31, 2013 and 2012 and for the period from February 24, 2009 (inception) to March 31, 2013. The financial data and other information disclosed in these notes related to the three month periods ended March 31, 2013 and 2012 and for the period from February 24, 2009 (inception) to March 31, 2013 are unaudited. The results for the three months ended March 31, 2013 and 2012 and for the period from February 24, 2009 (inception) to March 31, 2013 are not necessarily indicative of results to be expected for the year ending December 31, 2013, any other interim periods or any future year or period.

(b) Recently Issued Accounting Pronouncements

There are no recently issued accounting standards which are not yet effective which the Company believes would materially impact the financial statements.

3. Liquidity

The Company has incurred operating losses and negative cash flow since inception, and had an accumulated deficit of $14.4 million as of March 31, 2013. Since inception, the Company has received funding for operating losses from Harvard Bioscience. The Company is currently investing significant resources in development and commercialization of devices for use by clinicians and researchers in the field of regenerative medicine. The Company expects to continue to incur operating losses and negative cash flows. Harvard Bioscience will continue to fund the Company’s business activities into 2014.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

4. Related Party Transactions

Cost Allocations

For each of the periods presented, HART’s operations were fully integrated with Harvard Bioscience, including executive services, finance, treasury, corporate income tax, human resources, legal services and investor relations. The accompanying financial statements reflect the application of certain estimates and allocations of operating expenses and the Company believes the methods used to allocate these operating expenses are reasonable. The allocation methods include time devoted to HART activities, headcount, percentage of operating expenses or other relevant measures. Allocation of expenses for these services of $0.6 million and $0.5 million for the three month periods ended March 31, 2013 and 2012, respectively, are reflected in the total operating expenses in the statements of operations, in addition to direct expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly-traded company during the periods presented.

Agreements with Harvard Bioscience

In connection with the separation, the Company expects to enter into a series of agreements with Harvard Bioscience, including a Separation and Distribution Agreement, Intellectual Property Matters Agreement, Tax Sharing Agreement, Transition Services Agreement, Sublicense Agreement and a Sublease Agreement. Some of these agreements will require us to pay fees to Harvard Bioscience for services provided subsequent to the separation.

5. Stock-Based Compensation

Stock-based compensation expense for HART represents an allocation from Harvard Bioscience’s stock-based compensation expense for employees whose time has been allocated to HART.

Harvard Bioscience maintains the 2000 Stock Option and Incentive Plan (the “Plan”) for the benefit of certain of its officers, directors and employees. The following disclosure represents the Company’s portion of the Plans maintained by Harvard Bioscience in which the employees participated. All options and awards granted under the Plan consist of Harvard Bioscience common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly-traded company for the periods presented.

Employee options and awards become fully vested over a period of approximately three years and seven months, with the first quarter vesting after approximately seven months of the grant date and the remaining vesting equally over a period of three years thereafter.

The fair value of options granted was determined using the Black-Scholes option pricing model. The determination of fair value on the date of the grant is affected by the grant date market price of Harvard Bioscience common shares and a number of other variables. These variables include, but are not limited to, the expected stock price volatility of Harvard Bioscience common shares over the term of the awards and actual and projected employee stock option exercise behaviors. The fair value of restricted stock units was determined by the number of shares granted and the grant date market price of Harvard Bioscience common shares.

The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized using the straight-line method over the applicable service period.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

5. Stock-Based Compensation  – (continued)

The following summarizes all stock option transactions under the Plan from January 1, 2013 through March 31, 2013:

	Stock Options		Restricted Stock Units
	Stock Options Outstanding	Weighted Average Exercise Price	Restricted Stock Units Outstanding	Grant Date Fair Value
Balance at December 31, 2012	622,340	$4.07	184,264	$3.90
Granted	—	—	—	—
Exercised	(13,489)	3.58	—	—
Vested (RSUs)	—	—	(49,995)	—
Cancelled/forfeited	(7,500)	4.96	—	—
Balance at March 31, 2013	601,351	$4.07	134,269	$3.87

There were no stock options or RSUs granted during the three months ended March 31, 2013.

Stock-based compensation expense for the three month periods ended March 31, 2013 and 2012 consisted of stock-based compensation expense related to employee stock options and RSUs.

Stock-based compensation expense for the three month periods ended March 31, 2013 and 2012, was allocated as follows:

	Three months ended March 31,
	2013	2012
	(in thousands)
General and administrative	$120	$68
Reseaich and development	16	17
Total stock-based compensation	$136	$85

The Company did not capitalize any stock-based compensation.

6. Income Taxes

HART operations were historically included in Harvard Bioscience’s consolidated U.S. federal and certain state income tax returns. The provision for income taxes has been determined as if HART had filed separate tax returns for the periods presented. Accordingly, the effective tax rate of HART in the future years could vary from its historical effective tax rates depending on the future legal structure of HART and related tax elections. The historical deferred tax assets, including the net operating loss and credit carryforwards, generated by HART will remain with Harvard Bioscience subsequent to the separation.

HARVARD APPARATUS REGENERATIVE TECHNOLOGY, INC.
A BUSINESS SEGMENT OF HARVARD BIOSCIENCE, INC.
(A Development Stage Company)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

6. Income Taxes  – (continued)

At March 31, 2013 and December 31, 2012, the Company had deferred tax assets of $6.1 million and $5.0 million, respectively, which principally related to net operating loss carryforwards. The Company has a full valuation allowance on its deferred tax assets. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets and liabilities. Due to the Company’s operating results, its cumulative loss position and uncertainty surrounding its forecasts, the Company concluded that a full valuation allowance was needed to offset its deferred tax assets.

7. Commitments and Contingent Liabilities

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. There are no such matters pending that we expect to be material in relation to our business, financial condition, results of operations or cash flows.

Annex A

SOLVENCY OPINION